SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No   T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2008 and 2007.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Annual Report and Financial Statements

corresponding to the fiscal years

ended June 30, 2008 and 2007

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Index

Presentation
Annual Report
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements
Consolidated Schedules
Balance Sheet
Statement of Income
Statement of Changes in Shareholders’ Equity
Statement of Cash Flows
Notes to the Financial Statements
Schedules
Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires
Stock Exchange Regulations
Business Highlights
Report of Independent Auditors

CORPORATE PROFILE

We are a leading Argentine agricultural company engaged in the production of basic agricultural commodities with a growing presence in the Brazilian agricultural sector through our investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”). We are currently involved in a range of activities including crop production, beef cattle raising and milk production. Our business model, which we seek to roll out abroad, taking into account the specific conditions of each country, focuses on the acquisition, development and exploitation of properties having attractive prospects for agricultural production and/or value appreciation and the selective disposition of such properties where appreciation has been realized. Our shares are listed on the Buenos Aires Stock Exchange and the NASDAQ.

As of June 30, 2008, we owned 18 farms with approximately 443,532 hectares. Approximately 24,305 hectares of the land we own are used for crop production, approximately 91,040 hectares are for beef cattle production, 90,000 hectares are for sheep production, 4,320 hectares are for milk production and approximately 3,335 hectares are leased to third parties for crop and beef cattle production. The remaining 230,532 hectares of land reserve are primarily natural woodlands. In addition, through our subsidiary Agropecuaria Cervera S.A. we have the rights to 162,000 hectares of land for a 35-year period that can be extended for another 29 years. Also, during fiscal year 2008 ended on June 30, 2008, we leased 29,942 hectares from third parties for crop production and 32,895 hectares for beef cattle production.

During the fiscal years ended June 30, 2007 and 2008, we had consolidated sales of Ps.110.3 million and Ps.162.6 million, production income of Ps.102.8 million and Ps.159.8 million, and consolidated net income of Ps.49.4 million and Ps.22.9 million, respectively. During the fiscal years ended June 30, 2007 and June 30, 2008, our total consolidated assets increased 93.1% from Ps.1,071.9 million to Ps.2,069.8 million, and our consolidated shareholders’ equity increased 113.6% from Ps.825.0 million to Ps.1,762.3 million.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land and land under concession):

	Land Use
	Fiscal Year ended June 30,
	2004(1)(7)	2005(1)(8)	2006(1)(9)	2007(1)(9)(10)(11)	2008(1)(9)(10)(11)
	(in hectares)
Crops(2)	27,358	39,831	41,283	53,579	63,900
Beef Cattle(3)	125,669	96,380	129,946	114,097	123,935
Milk	1,001	1,776	1,698	2,609	4,320
Sheep	—	—	—	90,000	90,000
Natural woodlands(4)	266,916	263,177	418,477	393,677	385,573
Owned farmlands leased to others	13,996	9,978	14,229	13,771	8,467

Total(5)	434,940	411,142	605,633	667,733	674,195

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.
(5)

As of June 30, 2004, farmlands were leased in which 9,766 hectares were assigned to agricultural production. As of June 30, 2005, farmlands were leased in which 16,299 hectares were assigned to agricultural production. As of June 30, 2006, farmlands were leased in which 17,004 hectares were assigned to agricultural production and 32,647 to beef cattle production (including the Ñacurutú farm). As of

1

June 30, 2007, 25,307 hectares were leased for agricultural production and 29,208 hectares were leased for beef cattle production. As of June 30, 2008, 30,449 hectares were leased for agricultural production and 32,895 were leased for beef cattle production.

(6)	Includes 618 hectares of the “Los Maizales” farm and 706 hectares of the “El Silencio / San Luis” farm.
(7)	Includes 8,360 hectares of the “El Tigre” farm purchased on April 30, 2003 and does not include 6,478 hectares of the “41-42” farm, the title deed to which was executed on November 26, 2003.
(8)	Includes 977 hectares of the “San Enrique” farm and 30,350 hectares of the “Ñacurutú” farm, sold in fiscal year 2005.
(9)	Includes 6,022 hectares of the “San Pedro” farm purchased on September 1, 2005 and approximately 162,000 hectares through our 99.99% interest in Agropecuaria Cervera S.A. which holds, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive development project. Does not include 5,727 hectares of the “El Gualicho” farm sold on July 25, 2005.
(10)	Does not include 20,833 hectares of the “Tapenagá” farm, 14,516 hectares of the “Los Pozos” farm and 50 hectares of the “El Recreo” farm, which were sold in fiscal year 2007.
(11)	Includes 24% of 170 hectares owned by Cactus Argentina S.A.

We are also indirectly engaged in the Argentine real estate business through our subsidiary Inversiones y Representaciones S.A., one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA. As of June 30, 2008, Cresud held an interest of 42.13% in IRSA. At the closing of fiscal year 2008, our investment in IRSA represented approximately 35.1% of our total consolidated assets, and during fiscal year 2008 our gain from our investment in IRSA was Ps.31.5 million.

In September 2005, we, together with certain Brazilian partners, founded BrasilAgro, a startup company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares, and as of June 30, 2008, we owned 14.39% of the outstanding common shares of BrasilAgro. As of June 30, 2008, our investment in BrasilAgro represented approximately 8.3% of our total consolidated assets.

2

LETTER TO SHAREHOLDERS

To our shareholders:

The international demand for agricultural commodities such as those produced by, amongst other countries, Argentina, is still on the rise. On top of the increased consumption of food arising from higher purchasing power in Asia’s major emerging economies, there is a growing tendency to replace fossil fuels with bio-fuels or to use them on a supplementary basis. Given this context, we estimate that this cycle of high relative commodity prices shall continue for some years up and until a number of technological breakthroughs currently in the development stage are finally in production since these improvements might help to increase crop productivity. Hence, prospects for the agricultural and livestock production and development industries in Argentina are attractive given the high competitiveness and performance of this sector compared to other countries.

Although fiscal year 2008 has been a volatile year in terms of price levels and markets, our production activities continued to perform very well as shown by sown surface areas, production volumes and margins. In addition, the support provided by the investors’ community to our business was demonstrated once again in March this year when we offered 180 million shares pursuing a capital increase that was fully subscribed. A major portion of such capital stock increase shall be applied to the international expansion of our businesses to regions where we have envisaged the possibility of realizing land appreciations by anticipating the land appreciation cycle in much the same way as we have been doing in Argentina.

The value of farmlands in Argentina continued its upward trend during the year, contributing to the value appreciation of the existing portfolio.

Our Company played an active role in land acquisitions this year, as shown by

•	the purchase of the remaining 25% of the 72 hectares in “La Adela” farm located in the Province of Buenos Aires. Following this purchase, the “La Adela” farm’s total surface area is 1,054 hectares.

•

the purchase of 80% of the “La Esperanza” farm (980 hectares) located in the Province of La Pampa, for a price of US$1.3 million. La Esperanza is adjacent to our El Invierno farm. Together, these two farms make up a 50% larger productive unit.

•

The acquisition of 10,910 hectares in the “Estancia Carmen” farm located in the Province of Santa Cruz, adjacent to our “8 de Julio” farm, for a price of US$0.7 million. Together, Estancia Carmen and 8 de Julio, represent more than 100,000 hectares for sheep production.

With respect to the appreciation of our portfolio, we continued with our policy to sell properties, clearly evidencing their potential as a source of income. Since farms have been booked at acquisition value, this potential for appreciation is not reflected in our balance sheet.

In this respect, we have realized a portion equivalent to a fifth of “La Esmeralda” farm in the Province of Santa Fé, for a value 8 times higher than its book value. Besides, we sold 4,974 undeveloped hectares located in an area that is far away from the sections we are now developing in “Los Pozos”, a farm located in the Province of Salta, which had been acquired at an approximate value of US$ 10/hectare and have now been realized at a value close to US$ 250/hectare.

Meanwhile, we continue with our development efforts over the remaining 240,000 hectares at Los Pozos which we consider to have much higher potential for appreciation as we have already assigned more than 30,000 to the production stage. Hosting about 50,000 head of cattle, Los Pozos represents one of Argentina’s most important beef cattle farms with extremely high yields and margins. In addition, we have converted approximately 1,500 hectares into agricultural production obtaining high soybean yields.

3

During fiscal year 2008 we continued our regional expansion strategy by increasing our interest in BrasilAgro to 14.39% as of June 30, 2008. Also as of that date, BrasilAgro had 7 properties totaling 145,327 hectares, purchased at highly attractive values compared to the average prices prevailing in the respective regions, all of which have a huge appreciation potential. As part of the roll-out of its business plan, in fiscal year 2008 BrasilAgro announced the first sale of one of its properties. On June 17, 2008, 2,022 hectares in the “Engenho” farm were sold, at a gain of 116% compared to their purchase value. During the next fiscal year we will continue to look for new business opportunities with the purpose of consolidating a solid portfolio of properties.

In much the same way as we have launched our business in Brazil, we also envisage investment opportunities in line with our land development model in other countries in the region such as Paraguay, Bolivia and Uruguay. South America is one of the regions with the most abundant freshwater supply, that can be exported to other markets in the form of agricultural commodities. As a result, the region reflects higher growth rates than other regions in terms of addition of new lands for farming and production of food. At present we are studying specific possibilities in these countries where we see a significant land value appreciation potential, as one of the intended uses of the proceeds of our stock capital increase mentioned above. The Company has recently taken the first step in this direction by entering into a number of agreements in order to act in the real estate, agricultural, livestock and forestry markets in Paraguay. In this initial stage we acquired 20,000 hectares and we have the possibility of adding 50,000 more by virtue of the agreements made.

Another aim pursued by Cresud’s capital increase has been to use the proceeds to increase our investment in IRSA. We believe that IRSA is the best vehicle for accessing the urban real estate market given its substantial and diversified portfolio of residential and commercial properties, the strength of its management and what we believe are its attractive prospects for future growth and profitability. As of June 30, 2008, our ownership interest in IRSA was 42.13%.

We aspire to have the best property portfolio in Latin America where low population density and hence larger number of hectares available for production result in a unique capacity for exporting commodities. We will continue to work for Cresud to attain the position as best vehicle for tapping opportunities in the region leading to the consolidation of a regional property portfolio with major appreciation potential.

These times of major challenges find us involved in projects with demanding objectives. I would hence like to thank our shareholders, investors, customers and suppliers for their trust and unremitting support, and to our directors and employees for their unconditional efforts and unfailing commitment, without which it would be impossible to achieve our goals year after year.

City of Buenos Aires, September 8, 2008

Saul Zang

Vice President

4

OUR STRATEGY

We seek to maximize our return on assets and overall profitability by (i) identifying, acquiring and exploiting agricultural properties having attractive prospects for agricultural production and/or long-term value appreciation and selectively disposing of properties as appreciation is realized, (ii) optimizing the yields and productivity of our agricultural properties through the implementation of state-of-the-art technologies and agricultural techniques and (iii) preserving the value of our significant long-term investment in the urban real estate sector held through our affiliate IRSA.

Focus on maximizing value of our agricultural real estate assets

We conduct our agricultural activities with a focus on maximizing the value of our real estate assets. We seek to rotate our portfolio of properties over time by purchasing large parcels of land which we believe have a high potential for appreciation and selling them selectively as opportunities arise to realize attractive capital gains. We believe that our ability to realize gains from appreciation of our farmlands is based on the following principles:

•

Acquiring under-utilized properties and enhancing their land use: We seek to purchase under-utilized properties at attractive prices and develop them to achieve more productive uses. We seek to do so by (i) transforming non-productive land into cattle feeding land, (ii) transforming cattle feeding land into land suitable for more productive agricultural uses, (iii) enhancing the value of agricultural lands by changing their use to more profitable agricultural activities; and (iv) reaching to the final stage of the real estate development cycle by transforming rural properties into urban areas as the boundaries of urban development continue to extend into rural areas. To do so, we generally focus on acquisitions of properties outside of highly developed agricultural regions and/or properties whose value we believe is likely to be enhanced by proximity to existing or expected infrastructure.

•

Applying modern technologies to enhance operating yields and property values. We believe that an opportunity exists to improve the productivity and long-term value of inexpensive and/or underdeveloped land by investing in modern technologies such as genetically modified and high yield seeds, direct sowing techniques, machinery, crop yield optimization through land rotation, irrigation and the use of fertilizers and agrochemicals. To enhance our cattle production, we use genetic technology and have a strict animal health plan controlled periodically through traceability systems. In addition, we have introduced a feedlot to optimize our beef cattle management and state-of-the-art milking technologies in our dairy business.

•

Anticipating market trends. We seek to anticipate market trends in the agribusiness sector by (i) identifying opportunities generated by economic development at local, regional and worldwide levels, (ii) detecting medium- and long-term increases or decreases in supply and demand caused by changes in the world’s food consumption patterns and (iii) using land for the production of food and energy, in each case in anticipation of such market trends.

•

International expansion. Although most of our properties are located in different areas of Argentina, we are actively analyzing various expansion opportunities in other Latin American countries. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such other countries which include, among others, Brazil, Bolivia, Paraguay and Uruguay. For example, in 2005 we and several Brazilian partners founded BrasilAgro. As of June 30, 2008, BrasilAgro had 7 properties totaling 145,327 hectares, purchased at highly attractive values compared to the average prices prevailing in the respective regions, all of which have a huge appreciation potential.

5

Increase and optimize production yields

We seek to increase and improve our production yields through the following initiatives:

•

Implementation of technology. We seek to continue using state-of-the-art technology to increase production yields. We plan to make further investments in machinery and the implementation of agricultural techniques such as direct sowing to improve cereal production. We believe that we may improve crop yields by using high-potential seeds (GMOs) and fertilizers and by introducing advanced land rotation techniques. In addition, we intend to continue installing irrigation equipment in some of our farms to achieve higher output levels.

•

We seek to continue improving beef cattle production through the use of advanced breeding techniques and technologies related to animal health. We plan to improve the use of pastures and expect to make further investments in infrastructure, including installation of watering troughs and electrical fencing.

•

We have implemented an individual animal identification system, using plastic tags for our beef cattle and “RFID” tags for our dairy cattle, to comply with national laws on traceability. Also, we acquired software from Westfalia Co. which enables us to store individual information about each of our dairy cows. In the beef cattle business, we initiated Argentina’s first vertically integrated beef cattle processing operation by entering into a partnership with Cactus Feeders and Tyson Foods (through its controlled subsidiary Provemex Holdings LLC), hereinafter “Tyson Foods”, to set up Cactus Argentina S.A. (“Cactus”), a feedlot and slaughterhouse operator.

•	In connection with our milk production, we plan to continue developing our activities through the use of state-of-the-art technology and advanced feeding and techniques relating to animal health.

•	Increased production. We seek to increase our crop, beef cattle and milk production in order to achieve economies of scale by:

➢	Increasing our owned land in various regions of Argentina by taking advantage of attractive land purchase opportunities as they arise.

➢

Leasing productive properties to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural activities. We believe that leasing enhances our ability to diversify our production and geographic focus, in particular in areas not offering attractive prospects for appreciation of land value.

➢

Developing productive properties in areas where agricultural production is not developed to its full potential. As of June 30, 2008, we owned 230,532 hectares of land reserves and held 153,041 hectares under concession located in under-utilized areas where agricultural production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

➢

Diversifying market and weather risk by expanding our product and land portfolio. We seek to continue diversifying our operations to produce a range of different agricultural commodities in different markets, either directly or in association with third parties. We believe that a diversified product mix mitigates our exposure to seasonality, commodity price fluctuations, extreme weather conditions and other factors affecting the agricultural sector. To achieve this objective in Argentina, we expect to continue to own and lease farmlands in various regions with differing weather patterns and to continue to seed a

6

range of diversified products. Moreover, we believe that continuing to expand our agricultural operations outside of Argentina will enhance our ability to produce new agricultural products, further diversifying our mix of products, and mitigate further our exposure to regional weather conditions and country-specific risks.

Preservation of long-term value of our investment in IRSA

We seek to maintain the long-term value of our significant investment in the urban real estate sector through IRSA. We believe that IRSA is an ideal vehicle through which to participate in the urban real estate market due to its substantial and diversified portfolio of residential and commercial properties, the strength of its management and what we believe are its attractive prospects for future growth and profitability.

7

MACROECONOMIC CONTEXT

International Context

The international scenario has exhibited sustained deterioration since the financial crisis originated in the USA and its impact on the international credit market. As a result, from the stand point of economics and finance, uncertainty has grown and global growth expectations have been revised down, particularly with respect to the G3 countries. According to the estimates prepared by the World Bank, growth in the USA fell almost one fourth from its former level, from 2.9% in 2006 to 2.2.% in 2007 whilst growth forecasts for 2009 are 1.9%. In the case of Japan, this indicator would have fallen from 2.2.% in 2006 to 2.0% in 2007. And in the European Union this indicator would have sustained a decrease from 2.8% to 2.7% in the same period. However, it remains to be seen whether the developing countries with better growth prospects, such as Brazil, China, India and Russia will be able to offset the slow-down in the most developed countries.

On top of the liquidity risk brought about by the financial crisis, there is the increase in the prices of oil and agricultural commodities. However, given the cooling of the world economy, a deceleration is expected in food price growth rates, which might also lead to the possibility of an increase in supply.

Therefore, although the financial scenario faced by Argentina features increased external fragility and global economic slow-down, it still offers opportunities to continue to generate positive export balances through the international prices of primary commodities and exports of industrial manufactures.

The Argentine Economy

Despite the criticism against the economic policy adopted by the Government and concerns regarding inflationary pressures during the first half of 2008, Argentina keeps posting healthy macroeconomic indicators: trade and fiscal surplus, achievement of monetary targets and high levels of reserves allow to dispel fears of an economic crisis and underpin growth projections in the whereabouts of 6% for the current year, according to private sources (Estudio Broda).

Given that growth for 2007 was 8.5%, the floor for 2008’s growth has been estimated at 3.6%, which combined with an estimated 1.3% expansion in the first quarter, assumes 7% growth for the whole current year according to Fundación Capital, thus marking the sixth year in a row for Argentina’s growth. The first quarter of 2008 showed a positive 8.4% change compared to the first quarter of 2007.

The services sector appears to be the most dynamic, increasing by 9.0% compared to the first quarter of 2007. Special emphasis is warranted by the sectors “wholesale and retail trade” (8.8%) and “hotels and restaurants” (9.3%). Besides, the production of goods grew by 5.9% driven by “construction” (9.6%) and by the “manufacturing industry” (6.8%).

In addition, demand is being driven by Total Consumption and its relative weight (79%). This indicator continued to show an upward trend at the beginning of 2008 though at a slower pace than in 2007. In particular, Private Consumption (68% of Aggregate Demand) has been growing at an average 8.8% rate year-on-year and it is expected to continue this trend throughout 2008, though at a lower rate due to the following: 1) contributions to be paid by employees into the Pay-As-You-Go pension system are now the same as those paid into the Capitalization pension system, 2) reduced employment generation and 3) more moderate salary increases.

Gross Domestic Fixed Investment (GDFI) appears to be the most dynamic component in demand as it has outperformed the economy (13.6% growth year-on-year) and has exceeded the expectations of the last quarter of 2007. This account’s dynamics can be explained by 1) purchases of durable production equipment (mainly imported) and 2) the construction industry.

8

The external sector keeps posting good results. In terms of quantities, the ranking of exports would be led by industrial manufactures and agricultural manufactures. In addition, the trade balance surplus was US$ 2,947 million for the first quarter of the current year, with a year-on-year positive 50% change and indicative of a reversal in 2007’s trend: in the first quarter of 2008 exports rose by 42% year-on-year whereas imports grew by 40%. According to the Argentine Central Bank, the reason for this increase in imports is the Domestic Absorption of consumer and capital goods.

Public finance continues to reflect a primary surplus which results from a combination of increased revenues and a curb on expenditures. According to the Argentine Central Bank, in the first two months of 2008 the Non-financial public sector posted Ps.6,568 million as primary surplus, 82% higher than in the same period of 2007. By the same token, National Tax Revenues for the last twelve months (second quarter of 2007 – first quarter of 2008) stood for 25% of GDP, driven by Value Added Tax, export taxes and social security.

As regards export taxes, in November 2007 the Argentine Government raised the withholding rates applied on exports of soybean and soybean by-products (from 27.5% to 35%), wheat (from 20% to 28%) and corn (from 20 to 25%). Through this scheme, the Government withheld a fixed percentage over the FOB price of grains, which meant that any future price increase would have had an impact on both the farmers’ and the Government’s revenues. In early March 2008, the Argentine Executive Branch issued Resolution No. 125/08 pursuant to which the above scheme was transformed into a sliding scale withholding system for oilseed, grains and by-products. Under Resolution 125/08, the withholding rate (in percentage) would increase to the same extent as the crops’ price: the Government would collect the increase in prices in excess of certain levels and the farmers would be faced with a scheme similar to maximum prices. However, this scheme encountered fierce opposition by farmers’ representatives, which triggered a conflict that altered the commercialization and transport of merchandise, halted activities, reduced export registrations and led to massive popular protests both for and against the implementation of the sliding-scale withholdings. Finally, the Argentine Congress decided to repeal Resolution No. 125/08 and to reinstate the previous scheme of fixed withholdings.

Besides, public expenditures slowed down in the first months of the current year due to the decreased impact of arrears in payments of social security liabilities and grew less than revenues, contrary to what was seen in 2007.

Despite a volatile international context, the primary surplus coupled with the pre-financing of 2007 materially reduced the need to obtain financing and to place debt in the markets or to resort to disbursements by international credit agencies or Argentine Central Bank advances. Consequently, the public sector generated a contraction in the monetary basis that exceeded the targets in the 2008 Monetary Program.

In turn, the political and economic crisis from March to June 2008 took its toll on country risk indices. JP Morgan’s EMBI+ exceeded 700 basis points in August this year, marking a peak for the calendar year (See Figure 1). Besides, the Argentine government’s risk of default as measured by the 10-year Credit Default Swap spread posted 800 basis points in June 2008. Although these indicators point to levels similar to the year 2000 levels, previous to Argentina’s economic and financial crisis of 2001, it must be noted though that the remaining indicators draw a picture that is indeed in stark contrast to the situation in the year 2000 and so, there would be no reason to infer that the country is headed towards a crisis by focusing only on the EMBI+.

Figure 1. “EMBI+ Argentina, JP Morgan July 2007 –May 2008”

9

Source: Center for International Economics, Ministry of Foreign Affairs, Foreign Trade and Worship (Centro de Economía Internacional, Ministerio de Relaciones Exteriores, Comercio Internacional y Culto).

NOTE: Final data as of May 2008.

As concerns monetary policy, it must be emphasized that compliance by the Argentine Central Bank with the monetary targets fixed for the year 2007 accompanied by a policy of preventive reserve accumulation that covers 160% of the monetary basis and amounts to approximately US$ 50 billion (18% of GDP) dispelled doubts about the Argentine Central Bank’s ability to maintain the value of currency. Faced with the international financial crisis and the uncertainty arising from the conflict with farmers triggered by the Government’s attempt at implementing a sliding-scale withholding scheme over exports of grains, the Central Bank sent clear signs that it intended to loosen pressure on the foreign exchange market.

The second quarter of 2008 showed an increase in the demand for foreign currency, major volatility in deposits and increased short-term interest rates. However, the Central Bank still managed to meet the monetary targets thus marking the twentieth quarter of monetary compliance and combated the expectations of an Argentine Peso depreciation through major interventions in the foreign exchange market to regularize the demand of money and supply the market with liquidity. Thus, short-term interest rates in the monetary markets, which had started to rise in late April and during May, started to decrease in June. As regards the deposits held by the private sector in the financial system, although there has been a transfer of funds to sight deposits during the May turbulence, the situation of deposits was normal again in June, with the last twelve months coming to a close with a 17.5% year-on-year increase in sight deposits and a 15.7% increase year-on-year in term deposits.

The level of activity continues to perform positively and so do the level and quality of employment. If the downward trend in the unemployment level were to continue, the unemployment rate would post its lowest level since 1992 and it would represent 7% of the Economically Active Population, 0.5 percentage points below the measurement for the last four-month period of 2007. In the third calendar quarter, unemployment rate had been higher than in the previous quarter (8.4% compared to 7.5%) though this can be due to seasonal factors and according to the Argentine Central Bank, it would be reverting in the coming quarters. Services sectors continue to lead the ranking of creation of new jobs whilst the production of goods would see its demand remain constant.

When it comes to inflation, there are discrepancies between analysts and experts as regards the criteria employed in the calculation of the Consumer Price Index (CPI) by the Argentine Institute of Statistics and Census (INDEC). In May 2008, INDEC changed the methodology applied to calculate the CPI for the Greater Buenos Aires area by shrinking the scope of the analysis to focus on the behavior of 440 products whereas until April this scope had encompassed at least 800 products. Besides, goods will now stand for 62% of the sample whereas they previously stood for 53% of the sample and services will now stand for 38% of the sample though they had previously stood for 47% of the sample.

10

Along the same lines, discrepancies revolve around the set of available indicators, namely: Consumer Price Index – Greater Buenos Aires, Consumer Price Index Rest (INDEC’s approach to underlying inflation which excludes regulated prices and the prices that sustain seasonal changes such as food, clothing, tourism and education), Domestic Wholesale Price Indices (IPIM in Spanish), Construction Cost Index (ICC in Spanish) and GDP Implied Price Index (IPI in Spanish). According to the CPI for the Greater Buenos Aires area, inflation would be in the region of 9.0% as of June 2008 and for the calendar year (cumulative for eleven months), whereas the year-on-year change as of March 2008 (a comparison to March 2007) points to an 8.8% increase. Besides, the Consumer Price Index Rest points to an 11.4% increase for the same period and the Consumer Price Index Argentina points to a 10% increase year-on-year as of February.

The Provincial Directorate of Statistics and Censuses of San Luis referred to year-on-year changes in CPI for nine jurisdictions (La Pampa, Misiones, Neuquén, Río Negro, Salta, San Luis, Santa Fe, Tierra del Fuego-Río Grande-Ushuaia) ranging from 21% to 34%.

In turn, the Domestic Wholesale Price Index points to a year-on-year 14.6% increase as of May 2008, driven by the prices of imports and manufactured goods. The Construction Cost Index shows a 19.1% year-on-year rate as of May 2008, which is 0.6 percentage points above the measurement for May 2007. Lastly, the GDP Implied Price Index continued to show acceleration in the third quarter of the calendar year with a year-on-year 20% rate explained mainly by export prices (33.35% year-on-year) whereas the implied prices in Private Consumption showed a year-on-year 15.56% variation.

Finally, it must be noted that various private consultancy organizations estimated inflation at about 20% for the year 2007 and forecasted a price increase of at least 25% for 2008 on the basis of their own surveys, salary agreements, etc.

As regards salaries, 2007 came to a close with salary increases unheard of in the current economic expansion cycle with a year-on-year 22.7% variation. Along the same lines, private sector registered employees are expected to exhibit salary raises in excess of 20% per annum as a result of the basic collective bargaining agreements already executed; non-registered employees are expected to see their salaries rise by 24.1% and the public sector is expected to continue granting salary raises as it has been lagging behind and thus granting higher raises in the last year.

Source: World Bank, Central Bank of Argentina, INDEC, Fundación Capital and FIEL

Main Indicators

	2001	2002	2003	2004	2005	2006	2007
Actual GDP Growth (in %)	-4.4%	-10.9%	8.8%	9.0%	7.5%	8.5%	8.5%
Inflation (Combined prices) in % *	-1.7%	49.4%	16.0%	5.9%	16.8%	9.8%	8.5%
Unemployment Rate ***	20.5%	20.7%	14.5%	13.0%	10.7%	8.7%	7.6%
Primary Surplus (w/o privatizations) in % of GDP	0.5%	0.7%	2.3%	3.9%	3.4%	3.5%	3.2%
Exports - FOB (US$ million)	26,610	25,710	29,565	34,550	38,200	46,569	55,779
Imports - CIF (US$ million)	20,320	8,991	13,834	22,447	28,600	34,152	44,706
Trade balance (US$ million)	6,289	16,719	15,731	12,103	9,600	12,410	11,073
Balance of Payments Current Account (US$ billion)**	-3,291	8,673	7,659	3,349	3,250	8,053	7,466

Source: INDEC

(*)	Consumer Price Index – Greater Buenos Aires – INDEC
(**)	On an accrual basis
(***)	Country average (as a % of Economically Active Population)

11

AGRICULTURE AND CATTLE RAISING SECTORS IN ARGENTINA

Argentina has gained in strength in recent years as one of the world’s leading food producers and exporters. It is the second largest country in South America after Brazil and has particularly favorable natural conditions for diversified agricultural production: vast extensions of fertile land and varied soil and weather patterns.

During the decade of the nineties, the Argentine agricultural industry experienced sweeping changes, such as a significant increase in production and yield (thanks to a sustained agricultural modernization process), relocation of production (crops vs. livestock) and a significant restructuring process within the industry, as well as land concentration. Taking advantage of a favorable international context, the agriculture and cattle raising sector as been one of the major drivers of the Argentine recovery after the economic and financial crisis of 2002.

In the last two years there was a general increase in agricultural commodity prices that represented a huge opportunity for the industry. This also led the Argentine Government to increase export withholding rates for soybean and its derivatives (from 27.5% to 35%), wheat (from 20% to 28%) and corn (from 20% to 25%).

Agriculture Sector

According to estimates of the Argentine Secretary of Agriculture, Cattle Raising, Fisheries and Food Industries (SAGPyA in Spanish), during the 2007/2008 farm season the grain production is expected to be slightly higher than the previous season, reaching over 95 million tons, another record hit for Argentina. This increase compared to the previous season is explained mainly by the increase in sown area, which rose 5%, as yields were affected by various weather problems.

Since 1994, agricultural production has been growing significantly as a result of changes in production systems with the extension of direct sowing, biotechnology and the larger use of agrochemicals, fertilizers and irrigation. In addition, the increase in sown areas with the incorporation of marginal areas to production and the expansion of agricultural activity into traditionally cattle raising areas, added to higher yields, have been the major drivers of growth.

As shown by grain production indicators (according to SAGPyA’s data), crop volumes have grown 116% from 1996 to 2008, from a 44 million production for the 1995/96 season to 95 million in 2007/2008. Along with this production process, crop exports have also shown a sustained growth in the last years. Argentina is the third worldwide exporter of soybean and the largest global supplier of soybean pellets and oil, the second worldwide exporter of corn, and it is positioned among the five largest exporters of wheat.

12

Source: Agricultural Estimates – SAGPyA.

Source: Agricultural Estimates – SAGPyA.

According to estimates prepared by the United States Department of Agriculture (“USDA”), USDA Agricultural Baseline Projections to 2017, the Argentine agricultural production continues to have very good prospects, and the country is positioned as a strong competitor of the US in the agricultural and cattle raising sector.

In recent years the global consumption of cereals, oilseeds and beef has exceeded production, resulting in a substantial reduction of stocks and rise in prices. During the next decade, market conditions are expected to remain tight as concerns many commodities, and their high prices will be presumably maintained.

Along with the strong worldwide economic growth and rising demand for agricultural products, global agricultural trade is expected to increase in the next decade. Moreover, the rapid expansion of ethanol and

13

biodiesel production in certain countries will significantly impact on global demand for staples such as corn, vegetable oils and sugar cane, also affecting world price relations.

According to the USDA’s report, as a general framework, a worldwide growth is expected at an annual average global rate of 3.5% from 2008 to 2017, with 5.8% rates in developing countries. Actually, the growth in these countries –which change their eating habits in line with improved revenues- accounts for the strong demand for food products expected over the next years. This strong demand from developing countries is reinforced by population growth rates, which continue to be almost double that of developed countries. However, the international trade of animal products still depends strongly from demand in developed countries and the access to markets resulting from existing commercial treaties.

Traditional exporters of agricultural commodities such as Argentina, Australia, Canada, the European Union and the United States will continue to have a leading role during the next decade. However, a growing presence is expected from countries that are making large investments in their agricultural sectors, such as Brazil, Russia, Ukraine and Kazakhstan.

According to the USDA’s report, the production of biofuels is experiencing a swift expansion in several countries. Projections assume that over the next 10 years the most significant increase in biofuel production will occur in the European Union, Brazil, Argentina and Canada, pushing up the already growing demand for seeds used for the production of oils. Argentina is the first exporter of soybean oil and derivatives, showing its large milling capacity, small domestic demand for these products and export tax policy that favors the export of soybean derivatives and biodiesel as compared to soybeans. Biodiesel production in Argentina is expected to double from 2007 to 2017.

In addition, ethanol production in the United States has rapidly increased in the last years, from les than 3 billion gallons in 2003 to 6 billion in 2007. The expansion of this industry will continue, particularly in the next years, reaching 12 billion gallons in 2010. Market adjustments to the rising demand for corn intended for ethanol production extend beyond the grains sector: relative price movements generate adjustments in the supply and demand for other grains, and the high costs of food products affect the livestock sector, trimming growth in the production of beef products over the next years.

Due to the increase in the production of ethanol from corn in the United States, the USDA expects an increase in the production and export of corn for countries such as Argentina, Brazil, Ukraine and South Africa. Argentina is expected to maintain its leadership position as second worldwide exporter of corn, increasing the area allocated to this crop as a result of the rise in prices.

According to the USDA, the main expansion of sown area will occur in countries with available land reserves such as Brazil, Argentina, and other Latin American countries, some countries of Eastern Europe and Ukraine. Near two thirds of the growth in world production will result, however, from higher crop yields.

Beef Cattle Sector

In the past years, the worldwide beef market has experienced sweeping changes and great dynamism due to international supply and demand conditions.

On the side of demand, in 2007, in a context of higher revenues available to consumers prompted by the worldwide increase in GDP per capita and regained consumers’ trust, there was a rise in beef consumption, which in turn spurred new investments in livestock and beef production.

On the other hand, the international trade was affected by the influence of several animal diseases, particularly the BSE (bovine spongiform encephalopathy or mad cow disease) and the foot-and-mouth disease (FMD), which had an effect on the production and the prices of the main exporter countries. According to FAO estimates, world production of cattle beef increased 2.7% in 2007, with China, Argentina, India and Brazil as the countries that saw the largest expansion in production as compared to 2006.

14

The higher demand and contraction in supply, the outbreak of animal diseases, together with the changes in the exchange rates, resulted in a remarkable variation in trade guidelines which derived in a rise in the trade of beef from South America.

Argentina, with a stock near 55 million cattle heads, is one of the main worldwide producers and exporters of beef. Approximately 80% of the country’s production is sold in the domestic market where Argentineans lead the list of beef consumers with 66kg per capita in 2007.

As a result of the strong demand -both domestic and foreign- and stagnated supply, an exponential increase in consumer prices was generated. To counteract this effect the withholding rate was increased, a minimum weight of slaughtered animals was established, and foreign sales of cattle beef cuts were momentarily suspended. The number of slaughtered animals in 2007 reached 14.9 million head compared to 13.4 million head recorded in 2006, the third record high in history. Production in 2007 went up by 5.9% compared to the previous year, reaching 3.2 million tons of dressed carcass. However the increase in the slaughtering and production of beef was prompted by the liquidation of stocks, which will result in higher constraints in the medium term. For the first four months of 2008, total dressed carcass production reached 999 thousand tons, i.e., beef production accumulated a decrease of 1.0% compared to the same period of 2007.

Source: SAGPyA

As concerns cattle beef foreign sales, 2007 was another year marked by quantity restrictions on export volumes, which have been imposed since March 2006. According to data from the Argentine Sanitation and Quality Service Agency (SENASA in Spanish), during 2007, 539 thousand tons of cattle beef were exported (in terms of dressed carcasses). This meant a 4.6% drop compared to export volumes in 2006. In monetary terms, foreign sales generated revenues of US$ 1,281 million, 6.8% higher than in 2006. This rise is explained by the increase in prices, particularly as concerns Hilton cuts. In 2007, the principal destinations of Argentine cattle beef exports were Russia, Chile, Hong Kong, Germany and Israel, which together purchased nearly 58% of total beef exports. For the first five months of 2008, cattle beef exports reached 155,723 tons (in terms of dressed carcasses), 13.3% lower than the volume exported in the period from January to May 2007.

The development of the livestock sector in Argentina has always been closely linked to control foot-and-mouth disease (FMD). Having been declared free of the disease “with vaccination” in 2002, in February 2006 there was an outbreak that affected this status. The outbreak was quickly brought under control and the country regained the status of “FMD-free” country in early 2007.

15

BSE still affects livestock at the worldwide level. Argentina is one of the world producers, together with Australia, Finland, Iceland, Norway, New Zealand, Paraguay, Singapore, Sweden and Uruguay, that has been recognized as a “BSE-free country”. The SENASA has played a major role in this issue, as it soon imposed sanitation control measures to isolate the country and prevent the disease.

Milk Sector

According to the Food and Agriculture Organization of the United Nations (FAO), the world production of milk rose 1.8% in 2007, reaching 676.3 million tons. Total milk production has remained relatively constant, whereas a deceleration in the growth of major milk producers and exporters has been observed. Production of the five largest export countries, which account for 40% of the world production of milk and contribute 80% of exports, has remained unchanged from the levels recorded in the previous year. In Oceania, the adverse weather conditions might affect the performance of Australia and New Zealand. The sharpest rises in production have been seen in Asia, which has become the largest producing region of the world. This area is also a strong importer of milk products, and absorbs a considerable portion of world production. In Latin America and the Caribbean many countries have emerged as exporters or have started to replace imports with domestic production in recent years, and a significant growth is forecast for this region.

In 2007, total milk production in Argentina was 9,527 million liters, 6.2% below the total recorded in 2006. This decrease was mainly explained by the floods and subsequent drought that strongly impacted on the industry, combined with other problems such as the closure of dairy farms and lower investment in the business.

Source: SAGPyA

In regard to exports, the principal destinations of Argentine milk exports in 2007 were Algeria, Venezuela and Brazil. According to official data, in 2007 250,450 tons of milk products were exported, representing revenues of 744,245 thousand dollars. These figures represented drops of 30% in volume and of almost 6% in value compared to the previous year. It should be noted that milk product prices experienced a significant increase in the international market.

Appreciation of Land Value

From 2002 to 2007, Argentine land values accounted for a very significant rise mainly as a consequence of the attractive international prices of grains. Besides, the technological package consisting of direct sowing, the application of fertilizers, soil humidity handling and agrochemicals have helped extend

16

agricultural borders in many areas. The increase in productivity has driven prices in many regions that were formerly regarded as marginal areas for agriculture purposes. The chart below shows the changes in the prices for nucleus, mixed and breeding farm areas since 1990:

Source: Revista Márgenes Agropecuarios

During the first half of 2008, the value of land appreciated approximately 17% as concerns corn fields, and approximately 30% as concerns cattle raising fields.

Product Prospects (1)

The sources of the following information are the SAGPyA, the USDA, the Instituto Interamericano de Cooperación para la Agricultura, Márgenes Agropecuarios, the Food and Agriculture Organization of the United Nations and internal data.

Wheat

USDA projections for the 2008/2009 campaign at global level estimate a production of approximately 670.75 million tons of wheat, 10% higher than the previous campaign. In the northern hemisphere, where many crops have reached a well-developed stage, a wheat production increase is forecast especially in North America and Europe.

As regards Argentina, USDA projects a 13.5 million ton production for the 2008/2009 season, 11.2% lower than the prior year campaign. The rising prices of supplies required for wheat implantation, coupled with low soil humidity, have led to the impossibility in some cases, and lack of incentive in others, to grow this crop. For these reasons the SAGPyA forecasts a reduction in sown area of approximately 18% compared to the previous season.

Corn

Globally, USDA estimates a 1.8% drop in corn production, totaling 775.29 million tons vis-à-vis 789.15 million tons in the previous cycle. The sown area in the United States, the largest world producer, decreased 7% compared to the 2007/08 cycle. This circumstance, combined with the accelerated consumption growth rates, translates into smaller remaining stocks and ensuing improvement in international prices.

For Argentina, the USDA estimates that corn production would reach approximately 22.0 million tons, 4.8% higher than the previous campaign.

Soybean

In the case of soybean, for the 2008/2009 campaign, USDA projects a world production of 237.36 million tons, 8.8% more than the previous year. Given the high current prices and growing demand for soybean, a significant expansion in sown area is forecast for the next campaign. This trend is also strengthened by the

17

rising oil prices, which have reached new record highs, bolstering returns in the biodiesel industry. United States, the largest world producer of soybean, expanded its sown area to the detriment of smaller areas earmarked for corn.

For Argentina, USDA estimates project a production of 49.5 million tons for the 2008/2009 campaign, 6.5% higher than the previous year.

Sunflower

Globally, sunflower production for the 2008/2009 campaign is projected at approximately 32.5 million tons compared to 27.2 million tons in the previous year. Sunflower oil has a strong demand due to its quality, and prices have remained far from the rest of vegetable oils, showing that demanders for sunflower oil are unable to replace this oil with lower quality substitutes. This circumstance has been one of the drivers for the upward trend experienced in international oil prices.

In Argentina, the interest in sunflower has increased, resulting in a larger sown area totaling approximately 2.95 million hectares. The satisfactory results of the previous cycle are likely to prompt extended coverage, particularly in the northwest region, San Luis, Córdoba and Entre Ríos. According to the USDA, the Argentine production of sunflower is forecast to be 5 million tons, an 8% increase compared to the previous campaign.

Beef Cattle

World beef prices have remained generally stable since late 2006. However, according to FAO estimates from 2008 onwards there will be rising pressures in beef cattle prices, as a result of the higher prices of grains that reduce the availability of pastures and increase animal foodstuff costs, the appreciation of the dollar and the diversification of eating habits in developing countries, which have increased beef consumption and decreased their share of basic cereals.

As concerns world beef cattle production, for 2008 the FAO estimates a 1.1% growth, reaching 68 million tons. However, local regulations on beef exports might cushion increases in beef prices in the Argentine market, affecting beef production for 2008/2009 in Argentina.

Milk

In recent months, the prices of many dairy products in the international market have reached high levels, essentially due to the fact that world milk production has not kept pace with increasing demand. Although milk production in Argentina slightly decreased during 2007, FAO estimates forecast a 6% increase for 2008. Investments made in the milk producing sector are enabling Argentina to focus on global export markets, especially in the powdered milk and cheese sectors. However, growth may be adversely affected by high prices in cereal crops and fodder cereals that reduce available pastures, increase feeding prices and affect the profitability of dairy products.

(1): Sources: SAGPyA, USDA, Instituto Interamericano de Cooperación para la Agricultura, Márgenes Agropecuarios, Food and Agriculture Organization of the United Nations and internal data.

18

BUSINESS DESCRIPTION

Our Company

We are a leading Argentine agricultural company engaged in the production of basic agricultural commodities with a growing presence in the Brazilian agricultural sector through our investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”). We are currently involved in a range of activities including crop production, beef cattle raising and milk production. Our business model, which we seek to roll out abroad, taking into account the specific conditions of each country, focuses on the acquisition, development and exploitation of properties having attractive prospects for agricultural production and/or value appreciation and the selective disposition of such properties where appreciation has been realized. Our shares are listed on the Buenos Aires Stock Exchange and the NASDAQ.

As of June 30, 2008, we owned 18 farms with approximately 443,532 hectares. Approximately 24,305 hectares of the land we own are used for crop production, approximately 91,040 hectares are for beef cattle production, 90,000 hectares are for sheep production, 4,320 hectares are for milk production and approximately 3,335 hectares are leased to third parties for crop and beef cattle production. The remaining 230,532 hectares of land reserve are primarily natural woodlands. In addition, through our subsidiary Agropecuaria Cervera S.A. we have the rights to 162,000 hectares of land for a 35-year period that can be extended for another 29 years. Also, during fiscal year 2008 ended on June 30, 2008, we leased 29,942 hectares from third parties for crop production and 32,895 hectares for beef cattle production.

During the fiscal years ended June 30, 2007 and 2008, we had consolidated sales of Ps.110.3 million and Ps.162.6 million, production income of Ps.102.8 million and Ps.159.8 million, and consolidated net income of Ps.49.4 million and Ps.22.9 million, respectively. During the fiscal years ended June 30, 2007 and June 30, 2008, our total consolidated assets increased 93.1% from Ps.1,071.9 million to Ps.2,069.8 million, and our consolidated shareholders’ equity increased 113.6% from Ps.825.0 million to Ps.1,762.3 million.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land and land under concession):

	Land use
	Fiscal Year ended June 30,
	2004(1)(7)	2005(1)(8)	2006(1)(9)	2007(1)(9)(10)(11)	2008(1)(9)(10)(11)
	(in hectares)
Crops(2)	27,358	39,831	41,283	53,579	63,900
Beef Cattle(3)	125,669	96,380	129,946	114,097	123,935
Milk	1,001	1,776	1,698	2,609	4,320
Sheep	—	—	—	90,000	90,000
Natural woodlands(4)	266,916	263,177	418,477	393,677	385,573
Owned farmlands leased to others	13,996	9,978	14,229	13,771	8,467

Total(5)	434,940	411,142	605,633	667,733	674,195

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.
(5)	As of June 30, 2004, farmlands were leased in which 9,766 hectares were assigned to agricultural production. As of June 30, 2005, farmlands were leased in which 16,299 hectares were assigned to agricultural production. As of June 30, 2006, farmlands were leased in which 17,004 hectares were assigned to agricultural production and 32,647 to beef cattle production (including the Ñacurutú” farm). As of June 30, 2007, 25,307 hectares were leased for agricultural production and 29,208 hectares were leased for beef cattle production. As of June 30, 2008, 30,449 hectares were leased for agricultural production and 32,895 were leased for beef cattle production.

19

(6)	Includes 618 hectares of the “Los Maizales” farm and 706 hectares of the “El Silencio / San Luis” farm.
(7)	Includes 8,360 hectares of the “El Tigre” farm purchased on April 30, 2003 and does not include 6,478 hectares of the “41-42” farm, the title deed to which was executed on November 26, 2003.
(8)	Includes 977 hectares of the “San Enrique” farm and 30,350 hectares of the “Ñacurutú” farm, sold in fiscal year 2005.
(9)	Includes 6,022 hectares of the “San Pedro” farm purchased on September 1, 2005 and approximately 162,000 hectares through our 99.99% interest in Agropecuaria Cervera S.A. which holds, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive development project. Does not include 5,727 hectares of the “El Gualicho” farm sold on July 25, 2005.
(10)	Does not include 20,833 hectares of the “Tapenagá” farm, 14,516 hectares of the “Los Pozos” farm and 50 hectares of the “El Recreo” farm, which were sold in fiscal year 2007.
(11)	Includes 24% of 170 hectares owned by Cactus Argentina S.A.

We are also indirectly engaged in the Argentine real estate business through our subsidiary Inversiones y Representaciones S.A., one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA. As of June 30, 2008, Cresud held an interest of 42.13% in IRSA. At the closing of fiscal year 2008, our investment in IRSA represented approximately 35.1% of our total consolidated assets, and during fiscal year 2008, our gain from our investment in IRSA was Ps.31.5 million.

In September 2005, we, together with certain Brazilian partners, founded BrasilAgro, a startup company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares, and as of June 30, 2008, we owned 14.39% of the outstanding common shares of BrasilAgro. As of June 30, 2008, our investment in BrasilAgro represented approximately 8.3% of our total consolidated assets.

History

We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to administer real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as a part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and in 1960 were listed on the Buenos Aires Stock Exchange. During the 1960s and 1970s, our business shifted to exclusively agricultural activities.

During 1993 and 1994, Consultores Asset Management acquired on behalf of certain investors approximately 22% of our outstanding shares on the Buenos Aires Stock Exchange. In late 1994, an investor group led by Consultores Asset Management (and including Dolphin Fund plc.) purchased additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1997, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ.

As of June 30, 2008, we had invested approximately Ps.622.6 million to acquire approximately 42.13% of the outstanding common shares of IRSA. Between September and October, 2007, we acquired an additional 82.5 million common shares of IRSA by (i) converting US$ 12.0 million of IRSA’s 8.0% convertible notes due in November 2007 into 22.0 million common shares and (ii) exercising all of our IRSA warrants to acquire 60.5 million common shares for an aggregate purchase price of US$ 39.6 million. After such operations, we have no further warrants or convertible notes of IRSA. Subsequently, we acquired 45,019,910 shares in IRSA, increasing our interest to 42.13% as of June 30, 2008.

Our Principal Business Activities

During the fiscal year ended June 30, 2008, we conducted our operations on 18 owned farms and 46 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time.

20

The following table sets forth, for the periods indicated, our production volumes by principal product line:

	Production of Primary Agricultural Products
	Fiscal Year ended June 30,
	2004(1)	2005(1)	2006(1)	2007(1)	2008(1)
Crops(2)	74,612	149,785	106,867	175,455	198,146
Beef Cattle(3)	11,370	10,657	9,803	9,913	8,786
Milk(4)	6,731	7,312	14,588	16,663	20,825

(1)	Does not include production from Agro-Uranga S.A.
(2)	Production measured in tons.
(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.
(4)	Production measured in thousands of liters.

The following chart shows the surface area in operation in 2008 for each line of business:

— Does not include Agro-Uranga S.A. (35.72% over 8,299 hectares.) or Cactus due to deconsolidation (24%)

— The farms under a concession scheme reflect the surface area in proportion to our 99.99% interest in Agropecuaria Cervera S.A.

The following chart illustrates, for the fiscal year ended on June 30, 2008, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

21

— Does not include Agro-Uranga S.A. (35.72% over 8,299 hectares.) or Cactus due to deconsolidation (24%).

— Does not include hectares owned or under concession that were assigned third parties under lease agreements.

— The farms under concession reflect the surface area in proportion to our 99.99% interest in Agropecuaria Cervera S.A.

— These figures might differ from the ones shown in “Use of Land”, whereat some hectares are taken into account as many times as used in a single campaign.

Crop Production

Our crop production is mainly based on grains and oilseeds. Our crop production includes mainly wheat, corn, soybean and sunflower. Other crops, as sorghum, are sown occasionally and only represent a small percentage of total sown land.

The following table shows, for the periods indicated, our crop production volumes:

	Crop Production
	Fiscal Year ended June 30,
	2004(1)	2005(1)	2006(1)	2007(1)	2008(1)
	(in tons)
Wheat	16,707	23,719	21,788	16,651	21,583
Corn	31,164	65,777	31,558	80,728	94,021
Sunflower	3,095	5,024	7,300	6,797	9,283
Soybean	20,439	48,730	42,797	61,283	59,479
Other	3,207	6,535	3,424	9,996	13,781

Total	74,612	149,785	106,867	175,455	198,146

(1)	Does not include production from Agro-Uranga S.A.

The following table shows the sown surface area assigned to crop production, classified into owned, under lease and under concession for the periods indicated below:

	Sown Land for Crop Production(1)
	Fiscal Year ended June 30,
	2004(2)	2005(2)	2006(2)	2007(2)	2008(2)(3)
	(in hectares)
Owned	17,592	24,423	24,279	27,047	29,640
Leased	9,766	16,299	17,004	25,307	30,449
Under concession	—	—	—	1,225	3,811

Total	27,358	40,722	41,283	53,579	63,900

(1)	Sown land may differ from “Uses of Land,” since some hectares are sown twice in the same campaign and therefore are counted twice.
(2)	Includes hectares from Agro-Uranga S.A.
(3)	Includes hectares from Agropecuaria Cervera.

22

The following table shows the hectares sown and tons harvested for the periods indicated below:

	Fiscal year ended on June 30
	2007(1)		2008(1)
	Hectares sown	Production(2)	Hectares sown	Production(2)
Wheat	7,636	16,651	6,114	21,583
Corn	14,225	80,728	18,294	94,021
Sunflower	5,245	6,797	6,317	9,283
Soybean	22,453	61,283	22,051	59,479
Others	3,320	9,996	5,931	13,781

Total	52,879	175,455	58,706	198,146

(1)	Does not include hectares from Agro-Uranga S.A.
(2)	Production measured in tons

As of June 30, 2008, our crop stocks consisted in 14,017 tons of wheat, 43,678 tons of corn, 44,566 tons of soybean, 4,839 tons of sorghum and 4,162 tons of sunflower; whereas as of June 30, 2007 such stocks consisted in 6,705 tons of wheat, 34,172 tons of corn, 27,890 tons of soybean, 2,203 tons of sorghum and 3,580 tons of sunflower. As of June 30, 2008, the surface of leased land was 48% of the total sown land.

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions to permit us to be able to sow a diversified range of products. Our leased land for crops is located in Pampa region, a favorable area for crop production. The leased farms are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farms for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. The principal advantage of leasing farms is that leases do not require us to commit large amounts of capital to the acquisition of lands but permit us to obtain results similar to those generated by our owned farms.

Also, this strategy allows us to increase our scale in short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

In order to increase our production yields, we use, besides state-of-the-art technology, labor control methods which imply the supervision of the seeding’s quality (density, fertilization, distribution, and depth), crop monitoring (determination of natural losses and losses caused by harvester) and verification of bagged crop quality.

Wheat seeding takes place from June to September, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to December and are harvested from February to June. Grains are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting campaign. A major part of production, especially wheat and sunflower seeds, corn and sorghum is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

23

Beef Cattle Production

Our beef cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As part of our strategy to expand our activities within the beef cattle production chain, during 2003 we started to slaughter our own cattle after obtaining the needed licenses. As of June 2008, our beef cattle aggregated 80,358 heads, and we had a total surface area of 90,999 hectares dedicated to this business activity.

During the fiscal year ended June 30, 2008, our beef cattle activities generated sales of Ps.32.4 million, representing 19.9% of our consolidated sales, and our production was 8,786 tons, a decrease of 11.4% compared to the previous fiscal year. The decrease in production and sales volume was primarily due to the sale of the “Tapenagá” farm in June 2007 and the deconsolidation of Cactus Argentina S.A. due to the reduction in our interest in this company from 50% down to 24%, compared to the proportional consolidation of the results of Cactus Argentina S.A. with those of Cresud during fiscal year fiscal 2007. In addition, it should be noted that the scarce rainfall in certain producing areas forced us to relocate livestock in some cases, which resulted in alterations in the cattle fattening process. In other cases, we had to sell cattle before completion of the fattening process.

The following table sets forth, for the periods indicated below, the beef cattle production volumes:

	Fiscal Year ended June 30,
	2004(1)	2005(1)	2006(1)	2007(1)	2008(1)
	(in tons)
Beef cattle production(2)	11,370	10,657	9,803	9,913	8,786

(1)	Does not include production from Agro-Uranga S.A.
(2)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

Management by lot in our pastures is aided by electrical fencing which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160 kg to 360 kg fattening cycle by grazing in pastures located in our north farmlands where conditions are adequate for initial fattening. For fattening above 360 kg, cattle are fattened until they reach 430 kg in our San Luis feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered.

Our cattle breeding activities are carried out with breeding cows and bulls and our fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle are directly submitted to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kg and 280–295 kg, respectively, depending on the breed.

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management is expected to further improve pregnancy levels in the coming years. Reproductive indicators improved thanks to the implementation of technologies, which have included handling techniques and females artificial insemination with cattle genetics especially selected to the stock which is purchased from specialized companies in meat quality semen elaboration. We use veterinarian products manufactured by leading national and international laboratories. It is important to emphasize the work of a veterinarian advising committee, who are external to us and visit each establishment monthly to control and agree tasks.

Currently, the cattle raising farms are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus

24

allowing for the development of special businesses in this area. Our cattle farms have obtained EurepGap N certification, which allows us to sell animals for consumption in Europe.

Within the process of de-commoditization and technological innovation, we implemented a self-developed identification and tracing system in compliance with European and SENASA standards. With the purpose of distinguishing our production and obtaining higher prices in production sales, we plan to extend the use of the tracing system to our whole herd.

Our beef cattle stock is organized into breeding and fattening activities. The following table indicates, for the periods indicated, the number of head of beef cattle for each activity:

	Head of Beef Cattle(1)
	Fiscal Year ended June 30,
	2004(2)	2005(2)	2006(2)	2007(2)	2008(2)
Breeding	58,092	57,775	63,015	62,181	57,999
Fattening	39,817	25,816	17,654	21,546	22,359

Total	97,909	83,591	80,669	83,727	80,358

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.
(2)	Does not include head of beef cattle from Agro-Uranga S.A.

We seek to improve beef cattle production and quality in order to obtain a higher price through advanced breeding techniques. We cross breed our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain herds with characteristics better suited to the pastures in which they graze. To enhance the quality of our herds even further, we plan to continue improvement of our pastures through permanent investment in seeds and fertilizers, an increase in the watering troughs available in pastures, and the acquisition of round bailers to cut and roll grass for storage purposes.

Our emphasis on improving the quality of our herd also includes the use of animal health-related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD.

Direct costs of beef production consist primarily of seeds for pasture (for instance, gatton panic, oats and barley) and crops for feeding and supplementation purposes and animal health costs, among others.

Milk Production

We conduct our milk business in three dairy facilities located in two farms, “La Juanita” and “El Tigre”. We have a total capacity of 3,300 cows in milking per day and seek to increase total production through the application new technologies including improved genetic management for milk production, feeding strategic planning based on cattle specific requirements and the use of individual traceability to know the productivity history of each animal. Also we use computer science in milk business to make more efficient the manual labor by surveying the information supplied by the farms.

Our milk production is based on a herd of Holando Argentina dairy cows, genetically selected through the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 days being fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60 to 90 day subsequent period. This process is repeated once a year during six or seven years. The pregnancy rate for our dairy cows is 80-90%.

Our dairy herd is milked mechanically twice a day. The milk obtained is cooled to less than five degrees centigrade to preserve quality and is then stored in a tank for delivery once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. For winter grazing, corn stubbles are also used.

25

We have invested in certain technologies that focus on genetic improvement, animal health and feeding in order to improve our milk production. These investments include imports of top quality frozen semen from genetically improved North American Holstein bulls, agricultural machinery and devices such as feed-mixer trucks, use of dietary supplements and the installation of modern equipment to control milk cooling. We are currently acquiring dietary supplements for our dairy cows and have made investments with the aim of increasing the quantity and quality of forage (pasture, alfalfa and corn silage) in order to reduce feeding costs.

During fiscal year ended June 30, 2008, milk production was 25.0% higher than in the prior fiscal year due to the increase in the quantity of dairy cows and their individual production. In our “El Tigre” farm, equipped with a merry-go-round structure, we milk 2,000 cows per day.

The following table sets forth, for the periods indicated, the average number of our dairy cows, average daily production per cow and our total milk production:

	Milk Production
	Fiscal Year ended June 30,
	2004(1)	2005(1)(2)	2006(1)(2)	2007(1)(2)	2008(1)(2)
Average dairy cows	1,000	1,212	2,410	2,677	3,174
Dairy production (daily liters per cow)	18.4	16.5	16.5	17.1	18.0
Total production (thousands of liters)	6,731	7,312	14,588	16,663	20,825

(1)	Does not include production from Agro-Uranga S.A.
(2)	Includes production of “El Tigre” dairy farm as from March 1, 2005.

At the closing of fiscal year 2007, we had 6,507 heads of cattle on 2,376 hectares involved in the production of milk As of June 30, 2008, we applied 7,866 heads of cattle on 4,092 hectares to milk production.

Farms

Land Acquisitions

We intend to increase our farmland portfolio by acquiring large surfaces of land with high appreciation potential. We also intend to transform the land acquired from non-productive to cattle breeding, from cattle breeding to farming, or applying state-of-the-art technology to improve farming yields so as to generate higher appreciation.

In our view, the sector’s potential lies in developing marginal areas and/or underutilized areas. As a result of current technology, we may achieve similar yields with higher profitability than core areas; this may result in the appreciation of land values.

At present, prices of farmlands used in agricultural production have increased in the southern hemisphere (mainly South America) but continue to be relatively low compared to the northern hemisphere (U.S. and Europe). Our financial strength relative to other Argentine producers enables us to increase our land holdings at attractive prices, increase our production scale and create potential for capital appreciation.

Several important intermediaries, with whom we usually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, beef cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data regarding to neighboring farms (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production

26

potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and create potential for capital appreciation.

In December 2007, we signed the bill of purchase for the remaining 25% of the 72 hectares of “La Adela” farm, located in the Province of Buenos Aires. The transaction was agreed for a price of US$ 0.1 million, that was paid on the execution date. Following this purchase, the “La Adela” farm’s total surface area is 1,054 hectares.

In April 2008, we signed title deeds for the purchase of 80% of the “La Esperanza” farm (980 hectares) located in the Province of La Pampa. The transaction was agreed for a price of US$ 1.3 million, that was paid in full. The farm offers excellent potential for agriculture.

In June 2008 we signed a bill of purchase without delivery of possession for 10,910 hectares of the “Estancia Carmen” farm, located in the Province of Santa Cruz, adjacent to our “8 de Julio” farm. The transaction was agreed for a price of US$ 0.7 million, 25% of that was paid upon execution of the bill of purchase and the balance was paid on September 5, 2008, when the title deed of purchase was signed.

The following chart shows certain information concerning our land acquisitions during each of the last twelve fiscal years ended June 30:

Fiscal Year	Number of Farmlands	Amount of Acquisitions (Ps. millions)
1997(1)	2	10.2
1998(2)	8	31.5
1999	—	—
2000	—	—
2001	—	—
2002	—	—
2003(3)	1	25.0
2004	—	—
2005(4)	2	9.3
2006(5)	1	45.9
2007(6)	1	7.3
2008(7)	2	4.5

(1)	Includes the acquisition of “San Luis” and “La Sofia” farms of 706 hectares and 4,926 hectares, respectively.
(2)	Includes the acquisition of “Ñacurutú,” “Tapenagá,” “Santa Bárbara and “La Gramilla,” “La Sofia,” “La Suiza,” “La Esmeralda” and “Tourné” farms of 30,350 hectares, 27,312 hectares, 7,052 hectares, 1,223 hectares, 41,993 hectares, 11,841 hectares and 19,614 hectares, respectively. It also includes the acquisition of “Las Vertientes” which is a silo plant.
(3)	Includes the acquisition of “El Tigre” farm of 8,360 hectares.
(4)	Includes the acquisition of “La Adela” and “El Invierno” farms of 72 hectares and 1,946 hectares, respectively.
(5)	Includes the acquisition of “San Pedro” farm of 6,022 hectares.
(6)	Includes the acquisition of “8 de Julio” farm of 90,000 hectares.
(7)	Includes the acquisition of the remaining 25% of “La Adela” farm of 18 hectares and 80% of “La Esperanza” farm of 980 hectares.

Land Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

27

The following chart shows, for the fiscal years indicated below, certain information concerning our land sales for each of the twelve fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Gross Proceeds from Sales (Ps. million)	Profit/ (Loss)(1) (Ps. million)
1997(2)	1	2.6	1.0
1998(3)	1	6.8	4.1
1999(4)	2	27.8	9.4
2000	—	—	—
2001(5)	2	9.0	3.0
2002(6)	3	40.6	14.8
2003(7)	2	12.0	4.9
2004(8)	2	4.1	1.7
2005(9)	2	29.8	20.0
2006(10)	1	16.1	9.9
2007(11)	3	29.9	22.3
2008(12)	2	23.1	20.0

(1)	Includes the difference between the gross proceeds from sales (net of all taxes and commissions) and the book value of the assets sold.
(2)	Includes the sale of the “Siete Arboles” farm of 7,975 hectares.
(3)	Includes the sale of 7,878 hectares of the “Moroti” and “Santa Rita” farms.
(4)	Includes the sale of the “El Meridiano” and “Runciman” farms of 6,302 and 3,128 hectares, respectively.
(5)	Includes the sale of the “El Bañadito” and “Tourne” farms of 1,789 and 19,614 hectares, respectively.
(6)	Includes the sale of the “El Silencio”, “La Sofia” and “El Coro” farms of 397 hectares, 6,149 hectares and 10,321 hectares, respectively.
(7)	Includes the sale of the “Los Maizales” and “San Luis” farms of 618 and 706 hectares, respectively.
(8)	Includes the sale of the “41-42” farm of 6,478 hectares and 5,997 hectares of IGSA’s land reserves.
(9)	Includes the sale of the “Ñacurutú” and “San Enrique” farms, of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel owned by IGSA.
(10)	Includes the sale of the “El Gualicho” farm, of 5,727 hectares.
(11)	Includes the sale of 20,833 hectares of the “Tapenagá” farm and the partial sale of 14,516 hectares of “Los Pozos” farm and 50 hectares of the “El Recreo” farm.
(12)	Includes the partial sale of 4,974 hectares of the “Los Pozos” farm and the partial sale of 2,430 hectares of the "La Esmeralda” farm.

On October 27, 2007, we signed the deed of sale for 4,974 hectares of the “Los Pozos” farm located in the Province of Salta. The transaction was agreed for a price of US$ 1.1 million, which has been fully collected. This sale resulted in a gain of approximately US$ 1.0 million. The book value of the lot sold was US$ 7.0 per hectare and the sale was consummated at US$ 225 per hectare.

On December 27, 2007, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,430-hectare parcel of the “La Esmeralda” farm in the Province of Santa Fe. Although we granted possession of the property on the date of execution of the sale agreement, the sale excludes rights to the production of the currently sown land which we retained. The aggregate sale price was US$ 6.2 million, which we collected in full. The book value of the parcel sold was approximately US$ 309 per hectare and it was sold at US$ 2,550 per hectare, resulting in a gain of approximately US$ 5.3 million.

After the end of the fiscal year, on July 24, 2008, the sales deed was executed for the conveyance of two parcels of land in “El Recreo” farm (1,825 hectares) located in the Province of Catamarca. The transaction was closed at US$ 0.36 million, paid as follows: US$ 0.12 million at the time of the sales deed and the balance of US$ 0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%.

Farmland Portfolio

As of June 30, 2008, we owned, together with our subsidiaries, 18 farms, with a total surface area of 443,532 hectares.

The following table sets forth our farm portfolio as of June 30, 2008:

28

	Farms Owned as of June 30, 2008
	Province	Gross Size (in hectares)	Date of Acquisition	Primary Current Use
La Adela	Buenos Aires	1,054	Original	Crops
La Juanita	Buenos Aires	4,302	Jan. ‘96	Crops/Milk
San Pedro	Entre Ríos	6,022	Sep. ‘05	Crops/Beef Cattle
Las Vertientes	Córdoba	4	—	Storage Facilities
La Esmeralda	Santa Fe	9,370	Jun. ‘98	Crops/Beef Cattle
La Suiza	Chaco	41,993	Jun. ‘98	Beef Cattle
Santa Bárbara / Gramilla	San Luis	7,052	Nov. ‘97	Crops under irrigation
Cactus(1)	San Luis	41	Dec. ‘97	Feedlot
Tali Sumaj / El Recreo(2)	Catamarca	26,922	May ‘95	Beef Cattle/Natural Woodlands
Los Pozos	Salta	242,516	May ‘95	Beef Cattle/Crops/Natural Woodlands
El Invierno	La Pampa	1,946	Jun. ‘05	Crops
San Nicolás / Las Playas(3)	Sta.Fe/Cba.	2,965	May ‘97	Crops/Beef Cattle/Milk
El Tigre	La Pampa	8,365	Apr. ‘03	Crops/Milk
8 de Julio	Santa Cruz	90,000	May ‘07	Sheep
La Esperanza	La Pampa	980	Mar. ‘08	Crops

Total		443,532

(1)	Hectares in proportion to our 24.0% interest in Cactus Argentina S.A.
(2)	Hectares in proportion to our 99.99% interest in Inversiones Ganaderas S.A.
(3)	Hectares in proportion to our 35.723% interest in Agro-Uranga S.A.

La Adela. Located 60 kilometers northwest of Buenos Aires, “La Adela” is one of our original farms. In December 2001, “La Adela’s” dairy facility was closed down, and its total surface area is now used for crop production. During the fiscal year ended June 30, 2008, 1,026 hectares were used for wheat, corn and soybean crops for high-yielding grain production. Between March 2005 and December 2007 we bought an additional 72 hectares which were added to the existing 982 hectares.

La Juanita. The “La Juanita” farm, located 440 kilometers southwest of Buenos Aires, was acquired in January 1996. As of June 30, 2008, 3,682 heads of cattle were grazing in 2,000 hectares of sown and natural pastures, and 1,926 hectares were used for crop production. This farm produced 10.0 million liters of milk during the fiscal year ended June 30, 2008, with an average of 1,627 dairy cows being milked and 17.0 liters per cow per day.

El Recreo. Weather conditions in the “El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, and acquired in May 1995, are similar to those in the “Tali Sumaj” farm, with semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

On August 28, 2006, we signed a bill of sale for 1,800 hectares of the “El Recreo” farm in the amount of US$ 0.15 million. As advance payment we have received US$ 0.05 million. This sale has not been recorded in our financial statements as title to the land has not yet been transferred.

On January 19, 2007, we signed a bill of sale for 50 hectares of “El Recreo” farm owned by us and Arcor Sociedad Anónima Industrial y Comercial in the amount of Ps.0.7 million. The purchase price has been fully paid to us.

After the end of the fiscal year, on July 24, 2008, the sales deed was executed for the conveyance of two parcels of land in “El Recreo” farm (1,825 hectares) located in the Province of Catamarca. The

29

transaction was closed at US$ 0.36 million paid as follows: US$ 0.12 million at the time of the sales deed and the balance of US$ 0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%.

Tali Sumaj. The “Tali Sumaj” farm, located 1,000 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995 and it is located in a semi-arid area. As of June 30, 2008, “Tali Sumaj” had 4,330 cattle head in approximately 10,280 hectares of natural pastures. The farm is divided into 16 lots with peripheral fencing and watering troughs with a reserve of 1,000,000 liters of water.

Los Pozos. The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and charcoal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2008, we used 1,506 hectares in agricultural production. We completed the development of tropical pastures in approximately 33,541 hectares. As of June 30, 2008, there were 48,216 heads of cattle in this farm. This farm has shown major growth through a complete cycle in the production of beef by succeeding in raising, re-raising and fattening steer to be sold at an average weight of 392 kg. On June 5, 2007 we signed the deed of sale of an area of 14,516 hectares of the “Los Pozos” farm. The agreed sale price was US$ 2.2 million, which we have received. The sale generated a gain of US$ 2.0 million. On October 22, 2007, we signed a deed for the transfer of an additional 4,974 hectares of our “Los Pozos” farm. The aggregate sale price was US$ 1.1 million, which has been fully collected. The sale generated a gain of approximately US$ 1.0 million.

San Nicolás. “San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2008, approximately 6,212 hectares were in use for agricultural production, including double crops. The farm has two plants of silos with storage capacity of 14,950 tons.

Las Playas. The “Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. Located in the Province of Córdoba, it is used primarily for agricultural and milk production purposes. As of June 30, 2008, the farm had 638 hectares of pasture used for milk production and a sown surface area, including double crops, of 5,716 hectares for grain production.

La Gramilla and Santa Bárbara. These farms have a surface area of 7,052 hectares in Valle del Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of 2007/2008, a total of 1,806 hectares were sown, 587 hectares of which sown under contractual arrangement with seed producers, and we leased, in turn, 2,100 hectares to third parties. The remaining hectares are used as land reserves.

La Suiza. The “La Suiza” farm has a surface area of 41,993 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2008, “La Suiza” had a stock of approximately 11,396 heads of cattle. The cattle stock dropped by 47% from the previous year due to the drought which intensified during the last months of the year, which led to the relocation of part of the cattle to the “Los Pozos” farm.

La Esmeralda. The “La Esmeralda” farm has a surface area of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farm, acquired in June 1998, has potential for both agricultural production and cattle raising. During the 2007/2008 farm season, we used a total area of 3,779 hectares, including double crops, for production of corn, sunflower and sorghum. As of June 30, 2008, “La Esmeralda” had 6,138 heads of cattle on 6,292 hectares. Our objective is to enhance its cattle raising efficiency, maintaining the bull breeding business, and increase its surface area assigned to agriculture. On December 27, 2007, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,430-hectare parcel of this farm. The aggregate sale price was US$ 6.2 million which have been collected in full. The sale generated a gain of approximately US$ 5.3 million.

El Tigre. The “El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,365 hectares. It is located in Trenel in the Province of La Pampa. As of June 30, 2008, 5,938 hectares were assigned to

30

crop production. This farm produced 10.7 million liters of milk in the fiscal year ended June 30, 2008, with an average of 1,547 cows being milked and an average daily production of 19.0 liters per cow.

El Invierno. The “El Invierno” farm was acquired on June 24, 2005 and has a surface area of 1,946 hectares. It is located in Rancul in the Province of La Pampa, 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2008, we used the land exclusively for crop production.

San Pedro. The “San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of 2007/2008, 5,502 hectares were used for agricultural production, including double crops, and 1,245 hectares were leased to third parties for livestock activities.

8 de Julio. The “8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. As of June 30, 2008, this farm had a stock of 11,725 sheep.

Cactus. The feedlot has a surface area of 170 hectares and is owned by Cactus Argentina S.A. It is located in Villa Mercedes, Province of San Luis. Cactus is a joint venture between us, Cactus Feeders Inc., one of the largest feedlot companies in the United States, and Tyson Foods, a leading beef and poultry meat processing company. The feedlot began to operate in September 1999.

Las Vertientes. The “Las Vertientes” storage facility has a surface area of 4 hectares and 10,000 tons capacity, and is located in Las Vertientes, Río Cuarto, in the Province of Córdoba.

La Esperanza. On April 22 and 23, 2008, we signed deeds for the purchase of 80% of the 980 hectares of the “La Esperanza” farm located in the Province of La Pampa. The transaction was agreed for a price of US$ 1.3 million that has been paid in full. During the year ended June 30, 2008, we used this farm solely for crop production.

Lease of Farms

We conduct our business on owned and leased land. Rental payments increase our production costs, as the amounts paid as rent are accounted for as operating expenses. As a result, production costs per hectare of leased land are higher than for the land owned by us.

Our land leasing policy is designed to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural activities. On the other hand, our leasing strategy provides us with an added level of flexibility in the share of each of our products in total production, providing for greater diversification.

The initial duration of lease agreements is typically one crop campaign. Leases of farms for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During fiscal year 2008, we leased from third parties a total of 46 fields, covering 63,344 hectares, of which 30,449 hectares were assigned to farming production, including the double harvest, and 32,895 hectares to cattle. The properties for agricultural production were leased, primarily, at a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows the breakdown of the amount of hectares of owned and leased land used for each of our principal production activities:

31

	Fiscal Year ended June 30,
	2006(1)(2)		2007(1)(2)		2008(1)(2)
	Owned(3)	Leased	Owned(3)	Leased	Owned(3)	Leased
Crops	20,018	17,004	22,712	25,307	25,379	30,449
Beef cattle	97,299	3,425	84,848	29,208	90,999	32,895
Milk	1,505	—	2,376	—	4,092	—

(1)	Does not include the hectares of Agro-Uranga S.A.
(2)	Does not include the hectares of Agropecuaria Cervera.
(3)	The land assigned to crops may differ from sown land, as some hectares are sown twice and therefore are counted twice as sown land.

Due to the rise in the price of land, we adopted a policy of not validating such prices and only leasing land at values that would ensure appropriate margins.

Silos

As of June 30, 2008 we had storage capacity in the region of 15,341 tons (including 35.723% over 14,950 tons available at Agro-Uranga S.A.).

The following table shows, for the fiscal years presented, our storage facilities:

	Storage capacity
	Fiscal year ended on June 30,
	2004	2005	2006	2007	2008
	(in tons)
San Enrique	660	660	—	—	—
El Gualicho	2,000	2,000	—	—	—
Las Vertientes	10,000	10,000	10,000	10,000	10,000
San Nicolás(1)	5,341	5,341	5,341	5,341	5,341

Total	18,001	18,001	15,341	15,341	15,341

(1)	Owned by us through Agro-Uranga S.A. (which represents 35.723% of capacity).

Land Management

In contrast to traditional Argentine farms, run by families, we centralize policy making in an Executive Committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers who are responsible for farm operations. The Executive Committee lays down commercial and production rules based on sales, market expectations and risk allocation.

We rotate the use of our pasture lands between agricultural production and cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of land rotates in four-year periods of cattle feeding and four to twelve years of agricultural production, according to the region. The use of preservation techniques (including exploitation by no till sowing) frequently allows us to extend agricultural exploitation periods.

Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and increase the value of the property. It may be the case that upon acquisition, a given extension of the property is sub-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, watering troughs for cattle herds, irrigation equipment and machinery, among other things.

32

Principal Markets

Crops

Our grains production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario that take as reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

Beef Cattle

Our beef cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets.

Prices in the beef cattle market in Argentina are fixed in the Liniers Market (on the outskirts of the Province of Buenos Aires) where live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Milk

During the fiscal years 2007 and 2008 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. We negotiated with this company the prices of raw milk on a monthly basis in accordance with domestic supply and demand. We understand that other major dairy companies in Argentina would be willing and in a position to buy our milk production, in whole or in part, if we decided to diversify our sales of milk. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year 2008 our sales were Ps.145.3 million and were made to approximately 139 customers. Sales to our ten largest customers represented approximately 71% of our net sales during the fiscal year 2007 and approximately 61% for the fiscal year ended June 30, 2008. Of these customers, our biggest three customers, Cargill S.A., Mastellone Hnos. S.A. and Arre Beef S.A., represented, in the aggregate, approximately 37% of our net sales, while the remaining seven customers in the aggregate represented approximately 24% of our net sales in fiscal year 2008. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options for protection against a drop in prices. Approximately 30% of the futures and options contracts are closed through the Bolsa de Cereales de Buenos Aires (Buenos Aires Grains Exchange) and 70% in the Chicago Board of Trade.

Our storage capabilities allow us to condition and store grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities, with capacity for

33

10,000 tons, are located in “Las Vertientes”, close to Río Cuarto, Province of Córdoba. In addition, we store grains in silo bags.

Beef Cattle

We sell directly to local meat processors and supermarkets, such as Arre Beef S.A., Quickfood S.A., Finexcor S.A., Frigorífico La Pellegrinense S.A., Friar S.A., Madelan S.A., Exportaciones Agroindustriales S.A., Jumbo Retail Argentina S.A., Frigorífico Bermejo S.A. and Frigorífico Amancay S.A., at prices based on the price at Liniers Market.

We usually are responsible for the costs of the freight to the market and, in general, we do not pay commissions on our transactions.

Raw Materials

The current direct cost of our production of grains varies in relation to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-campaign sales.

Competition

The agricultural and livestock sector is highly competitive with a huge number of producers. Cresud is one of Argentina’s leading producers. However, if we compare the percentage of Cresud’s production to the country’s total figures, Cresud’s production would appear as extremely low. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region in the acquisition of raw materials and an excess price in our sales.

Historically, there have been few companies competing for the acquisition and leases of farmlands for the purpose of benefiting from land appreciation and optimization of yields in the different commercial activities. However, we anticipate the possibility that new companies, some of them international, may become active players in the acquisition of farmlands and the leases of sown land, which would add players to the market in coming years.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. Other segments of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

34

DEVELOPMENT OF MARGINAL AREAS

We consider that there is great potential in the development of marginal areas where, through the use of current technology, we may achieve similar yields with higher profitability than in core areas.

During fiscal year 2008, we continued with the development of our “Los Pozos” farm located in the Province of Salta. As of June 30, 2008, the number of net hectares of sown pastures totaled approximately 62,000, 35,047 of which were in production. During fiscal year 2008, 1,506 hectares were used for agricultural production and we completed the development of tropical pastures in approximately 33,541 hectares. By the end of next fiscal year, we anticipate that our production surface area will be over 47,000 hectares.

Furthermore, during fiscal year 2008 we continued with the development of Agropecuaria Cervera S.A., reaching 3,811 hectares devoted to our own production and 5,132 hectares leased to third parties. For the next fiscal year, we anticipate that approximately 8,000 hectares will be devoted to our own production and that the same number of hectares will continue to be leased to third parties.

As of June 30, 2008, Cresud held own land reserves amounting to over 230,532 hectares that were purchased at very attractive prices. In addition, we have a concession over 153,041 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodland not to be used for production purposes.

EQUITY INVESTEES

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

BrasilAgro was created in September 2005 in order to replicate our business in Brazil. BrasilAgro is engaged mainly in four business segments: (i) sugar cane, (ii) grains and cotton, (iii) forestry activities (iv) livestock.

We created BrasilAgro together with our founding partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro Llc, Agro Investments S.A. and Agro Managers S.A.

Cape Town Llc is a limited company incorporated under the laws of the State of Delaware, wholly owned by Mr. Elie Horn, the controlling shareholder and chief executive officer of Cyrela Brazil Realty S.A. Empreendimentos e Participações. Tarpon Investimentos S.A. is an independent Brazilian asset manager engaged in the management of mutual funds focusing primarily on Brazilian equities. Tarpon Agro Llc is a company incorporated in the United States of America under the laws of the State of Delaware, and is owned by Tarpon Investimentos S.A.’s shareholders and certain of its affiliates.

Part of the knowledge and experience required to implement BrasilAgro’s proposed business plan will be initially provided pursuant to a consulting agreement with Paraná Consultora do Investimentos S.A., a special purpose advisory company, 50% owned by Tarpon BR, 37.5% owned by Consultores Asset Management, a company controlled by Mr. Eduardo Elsztain, and 12.5% owned by Mr. Alejandro Elsztain. Tarpon BR is a joint venture between Tarpon and Mr. Elie Horn.

35

We entered into a shareholder agreement with Tarpon Investimentos S.A. and Tarpon Agro Llc stipulating, among other things, that both parties will have a joint vote at shareholders’ meetings and that both parties will have a preemptive right to acquire shares of the other party.

BrasilAgro’s board of directors is composed of nine members. We, as founder of BrasilAgro, appointed three members. Tarpon and Cape Town appointed three more members and, in addition, BrasilAgro has three independent directors.

On May 2, 2006, BrasilAgro’s shares were listed in the Novo Mercado of the Brazilian Stock Exchange (BOVESPA) with the symbol AGRO3. BrasilAgro’s shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts pursuant to an exception from registration under the US Securities Act of 1933. The amount originally offered was Reais 532 million, equivalent to 532,000 book-entry common shares at a price of Reais 1,000 per share of BrasilAgro.

In addition, as is customary in the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Banco de Investimentos Credit Suisse (Brazil) S.A. had another option to increase it by 15% (Green shoe). Given the high demand shown by the placement, both BrasilAgro and Banco de Investimentos Credit Suisse (Brazil) S.A. exercised such options increasing the placement up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed and paid in.

In addition to the funds we originally contributed, we purchased shares in the offering for Reais 42.4 million (approximately US$ 20.6 million). Following such contribution we held a total amount of 42,705 shares, equivalent to 7.4% of BrasilAgro’s capital stock.

On October 31, 2007, BrasilAgro carried out a 1-for-100 share split approved at the Special Shareholders' Meeting held on March 15, 2007 and ratified at the Annual Shareholders' Meeting held on October 29, 2007. Following this split, BrasilAgro's capital stock was composed of 58,422,400 common shares.

During fiscal year 2008, the Company acquired 4,136,800 shares of BrasilAgro. Due to this acquisition, we owned a 14.39% interest as of June 30, 2008.

When we founded BrasilAgro, we contributed Ps.63.1 million in cash in exchange for shares and 10,490,200 warrants to purchase additional BrasilAgro shares for 15 years and at the same price as was established in the initial public offering, Reais 10, adjusted by the Consumer Price Index Amplified, or IPCA. Should we decide to exercise such warrants, we might acquire, following the share split, 5,984,987 additional shares, thereby holding 19.7% of BrasilAgro’s diluted capital stock. Two thirds of these warrants may already be exercised, and the balance starting as from the third anniversary of the placement.

In addition, we received, at no cost, a second series of warrants for a total of 10,490,200, which may only be exercised at our discretion in the event of a tender offer. The exercise price of these warrants shall be the same price as the price offered in any such tender offer by the acquirer of BrasilAgro. The second series of warrants matures in the year 2021.

As of June 30, 2008, BrasilAgro had 7 properties, with an aggregate surface area of 145,327 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offering high appreciation potential.

36

Property	Province	Date of acquisition	Surface area (in hectares)	Main activity (Project)	Value R$ /Ha. (thousands of R$ )
Sao Pedro	Chapado do Sul (MS)	Sep-06	2,443	Sugar cane	R$	4.1
Cremaq	Baixa Grande do Ribeiro (PI)	Oct-06	32,375	Grains	R$	1.3
Jatobá(1)	Jaborandi (BA)	Mar-07	31,602	Grains and cotton	R$	1.0
Alto Taquari	Alto Taquari (MT)	Aug-07/Under analysis(2)	5,266	Sugar cane	R$	6.5
Araucaria(1)	Mineiros (GO)	Apr-07	11,657	Sugar cane	R$	5.8
Chaparral	Correntina (BA)	Nov-07	37,799	Livestock/Grains	R$	1.2
Nova Buriti	Januária (MG)	Dec-07	24,185	Forestry	R$	0.9

(1)	Hectares and value in proportion to BrasilAgro’s interest.
(2)	3,673 hectares are subject to the sellers' agreement in respect of certain conditions precedent.

Sao Pedro is a farm in Chapadao do Sul (MS). With a surface area of 2,443 hectares, Sao Pedro was bought for R$ 9.9 million. Located 1,000 km. from a major port, this farm was acquired at a price significantly lower than the average in the region. Its potential production area is 1,700 hectares. In this farm, BrasilAgro has harvested soybean crops in a surface area of 1,556 hectares while 857 hectares have been sown with corn for the winter harvest and 30 hectares with sugar cane. In our opinion, this land offers high potential for appreciation as a result of the sugar cane premises scheduled to be installed in the region.

Cremaq is a farm in Baixa Grande do Ribeiro (Piaui). Acquired for R$ 42.2 million and with a surface area of 32,375 hectares, it is estimated that the total production area will be 23,000 hectares. At present, there are approximately 1,500 hectares leased to third parties. BrasilAgro has harvested 3,517 hectares of soybean crops and 115 hectares of rice crops in this property. The farm is close to the Itaqui Port and to the Norte-Sul railway. Weather and topographic conditions in the area are quite suited to soybean, corn and cotton crops. This property has also been bought for a value lower than average in the region and it offers major appreciation potential.

Jatobá is a farm in the Jaborandi district, in the State of Bahía. The acquisition price was R$ 35.4 million and it has 31,603 hectares. BrasilAgro has harvested soybean crops in an area of 1,000 hectares.

Alto Taquarí is an estancia with a total area of 5,266 hectares and it is located in the municipality of Alto Taquarí, Mato Grosso. This property was purchased for R$ 34 million, payable in two installments. The first installment of R$ 6.8 million was paid on August 3, 2007, and the second installment of R$ 11.4 million was paid in April 2008. The payment of the balance due is subject to the fulfillment of certain conditions by the seller. This property has an estimated production area of 3,720 hectares, and soybean crops have been harvested in an area of 2,996 hectares while 986 hectares have been sown with corn for the winter harvest and 1,700 hectares with sugar cane.

On April 20, 2007, BrasilAgro acquired 75% of the estancia “Araucaria”, which has a total area of 15,543 hectares, 11,657 of which are owned by BrasilAgro, and is located in the municipality of Mineiros, Goiás. The production area is estimated at 8,435 hectares and BrasilAgro has harvested soybean crops in an area of 4,547 hectares while 3,326 hectares have been sown with corn and sorghum for the winter harvest and 1,430 hectares with sugar cane.

Chaparral is a farm located in Correntina, Bahía. This farm has a surface area of 37,799 hectares and was purchased for R$ 47.1 million. Its potential production area is 28,000 hectares. The land will be used for cattle fattening and grain crops.

Nova Buriti is an estancia with a total surface area of 24,185 hectares and it is located in the municipality of Januaria, Minas Gerais. With a production area estimated at 19,935 hectares, it will be used for forestry activities.

37

In June 2008, BrasilAgro announced the first sale of a property, Engenho, a farm located in Maracaju, in the State of Mato Grosso do Sul. The farm was acquired for R$ 10.1 million and it has 2,022 hectares. As of March 31, 2008, this farm was subject to a lease agreement and it yielded amounts equivalent to 7.5 or 8 tons of sugar cane per year per hectare. On June 17, 2008, the 2,022 hectares of this farm were sold for R$ 21.8 million, with a gain of 116% in respect of the purchase price.

At the end of fiscal year 2008, BrasilAgro presented its first results of operations in the farms with a total exploited surface area of 22.1 thousand hectares. The first harvest of soybean crops was completed with a production of 37.1 thousand tons. In addition, 367 tons of rice crops and 81.2 thousand tons of sugar cane sprouts were harvested.

BrasilAgro will continue to focus its activities on agricultural real estate and on the development of its four main business lines: sugar cane; crops and cotton; forestry and cattle breeding.

Futuros y Opciones.Com S.A.

In May 2000, we acquired 70% of the shares of Futuros y Opciones.Com S.A. (“Futuros y Opciones.Com”) for Ps.3.5 million. During the fiscal years 2001 and 2002, we made capital contributions for Ps.3.0 million. The site was launched in November 1999 and is aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, ask for loans, and obtain insurance, among other things. Currently, the main activity of Futuros y Opciones.Com is the grain brokerage.

The areas with the greatest potential for growth are: input commercialization, grain businesses and beef cattle operations. Regarding input commercialization, the business volume was concentrated in a small number of suppliers, the agreements with the suppliers were improved in order to increase the margin of the business, and contracts of direct distribution were achieved. In terms of grains, the brokerage department was created, with the purpose of participating directly in the business by trading and offering services. In beef cattle, Futuros y Opciones.Com has created an alliance with a leading broker in the sector, which will allow it to obtain use of its clients’ database and technological knowledge.

On May 31, 2005, the Ordinary Shareholders’ Meeting of Futuros y Opciones.Com decided that its capital stock should be increased by Ps.0.2 million with no additional paid-in capital and Ps.0.04 million with an additional paid-in premium of Ps.0.9 million, thus raising Futuros y Opciones.Com’s capital stock from Ps.0.01 million to Ps.0.3 million. The capital stock was further increased by Ps.0.1 million through the issue of 100,000 preferred shares.

This capitalization was conducted after absorbing unappropriated losses of Ps.4.3 million against the Irrevocable Contributions account for a total amount of Ps.2.1 million and the Adjustment to Irrevocable Contributions account for an amount of Ps.2.2 million. The corporate bylaws have thus been amended to incorporate the resolution adopted by the Shareholders’ Meeting, which delegated its implementation on the board of directors.

As a result of such capital increase, Cresud’s investment has increased by Ps.0.6 million. This effect has been recognized in the additional paid-in capital account, pursuant to section 33 of the Argentine Corporation Law No. 19,550 under the Shareholders’ Equity section.

As of June 30, 2008, the Company’s interest in Futuros y Opciones.Com S.A. was reduced to 68.10%.

As of June 30, 2008, Futuros y Opciones.Com total revenues increased by 161.5% compared to the previous fiscal year, with 59.6% growth in the revenues yielded by its main business, the grains brokerage. In addition, the business consisting in sales of inputs grew by 308.7%, while revenues from commissions and technology services increased by 229.9% and 27.6%, respectively.

During the previous fiscal year, Futuros y Opciones.Com started to trade futures and options, it acquired a share in the Buenos Aires futures and options exchange market (Mercado a Término de Buenos Aires) and has also become a dealer. Trading volumes have surpassed expectations and the service consisting in hedging with futures has turned into an essential tool for our customers to manage their price risks.

38

The portal keeps consolidating as the leading site for the agricultural and beef cattle sector and various private polls have agreed that it is the most visited site by farmers engaged in both agricultural and beef cattle activities. The site presently has an average of 15,000 visitors per day and it is strengthening its position as a leading supplier of market information for the sector.

Futuros y Opciones.Com’s goal is to become a leading company in the supply of financial and commercial services. To attain such objective, we will continue to enhance the range of products we offer to the sector in the coming fiscal years.

Cactus Argentina S.A.

Cactus was initially a joint venture between us and Cactus Feeders Inc., one of the largest feedlot companies in the United States. The site of the venture’s operations is a 170-hectare farm in Villa Mercedes, in the Province of San Luis. The feedlot began operations in September 1999.

During fiscal year 2007, Cactus entered into a joint venture with Tyson Foods, Inc, a leading meat processing company, pursuant to which Tyson, through Provemex Holdings LLC, acquired a 52% equity interest in Cactus to establish the first integrated cattle operation in Argentina. Consequently, the stock holdings of Cactus Feeders, Inc. and Cresud in Cactus were reduced to 24% each. Since December 31, 2006, we no longer use the proportional consolidation method to account for our investment in Cactus due to the reduction of our equity interest in Cactus from 50% to 24%.

On January 11, 2007, Cactus and us (solely as nominee for Argentine legal purposes) acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (“EAASA”) shares for Ps.16.8 million. EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

Argentina’s beef production is going through a change in which the best quality beef is produced in the central part of the country while the marginal areas are generating beef produced by animals adjusted to more difficult geographic and environmental situations. We believe that the location of the packing plant is unique, surrounded by a big beef production area and not far away from the feedlot that Cactus owns in Villa Mercedes, San Luis. Cattle beef produced at Cactus’ feedlot is being processed at EAASA’s packing plant for the domestic and the foreign markets.

Cactus has been a pioneer in feedlot services with a 25,000 heads of cattle capacity, depending on the size of the cattle. Cactus’ customer base changed during fiscal year 2008, as many companies related to the beef sector bought calves to be fed at the feedlot. To assure themselves a constant supply of high quality beef, these companies keep an inventory of cattle on feed.

During fiscal year 2008, Cactus recorded income as a result of the services supplied to farmers and investors and the profits generated by its own fattened cattle.

Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and slaughter them at Cactus.

On October 12, 2007, the administrative authority of Villa Mercedes, Province of San Luis, where Cactus’ feedlot is located, ordered its partial closure due to the emission of odors related to the animals. In addition, it ordered Cactus to file a mitigation plan with respect to odors. On December 5, 2007, the administrative authority permitted the feedlot to resume operations, authorizing it to accommodate up to 18,500 heads of cattle.

39

Agropecuaria Cervera S.A.

On December 27, 2005, we and Inversiones Ganaderas S.A. (solely as nominee for Argentine legal purposes) acquired 100% of the shares of Agropecuaria Cervera S.A. (“Agropecuaria Cervera”), whose main asset is the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project over various properties located in Anta, Province of Salta, and which is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities. The concession agreement covers 162,000 hectares for a 35-year period with an option to extend it for an additional 29-year period. In the framework of the concession, there is a development project aimed at applying 35,000 hectares to agricultural use, and 55,000 hectares to livestock activities, which has been approved by the Secretariat of Environment and Sustainable Development of the Province of Salta. We surrendered 3.6 million convertible notes of IRSA and paid Ps.3.17 million in cash for the acquisition of the concession. During fiscal year 2008, Agropecuaria Cervera S.A. commenced its land development activities, and as of June 30, 2008, it had 3,811 hectares devoted to its own production and 5,132 hectares leased to third parties.

On July 2, 2008, a memorandum of agreement was entered into under which the concession agreement for the northern region and the concession agreement for part of the southern region of the properties of Salta Forestal S.A. were renegotiated. Under the above mentioned memorandum of agreement, the concession holder shall pay an annual concession fee in US$ equivalent to one soybean quintal per harvested hectare of any crops in the northern and southern regions. The annual concession fee shall be paid up to July 1 each year as from 2009. For purposes of determination of the concession fee, the area comprising 2,000 hectares in the southern region has not been taken into consideration, as these hectares are leased to Compañía Argentina de Granos.

In addition, Agropecuaria Cervera S.A. agreed to reduce the area under concession by returning 30,000 hectares, the location of which will be defined in a sketch to be mutually agreed between the parties. As of the date of issuance of these financial statements, the effects of the Memorandum of Agreement are suspended until ratification thereof by the Executive Branch of the Province of Salta.

40

Main indicators for the fiscal years ended June 30, 2008 and 2007:

	Description	12 months ended June 30, 2008	12 months ended June 30, 2007%
	Sales
	Wheat	12,978	20,921	(38.0%)
	Corn	78,495	47,486	65.3%
	Sunflower	8,673	3,604	140.7%
	Soybean	44,430	44,868	(1.0%)
	Other	12,142	9,068	33.9%
	Total Sales—Crops (tons)	156,718	125,947	24.4%

	Sales—Cattle beef (tons)	11,677	13,332	(12.4%)
	Sales—Milk (thousands of liters)	20,662	16,663	24.0%

	Production
	Wheat	21,583	16,651	29.6%
	Corn	94,021	80,728	16.5%
	Sunflower	9,283	6,797	36.6%
	Soybean	59,479	61,283	(2.9%)
	Other	13,781	8,701	58.4%
	Total Production—Crops (tons)	198,146	174,160	13.8%

	Production—Beef cattle (tons)	8,786	9,913	(11.4%)
	Production—Milk (thousands of liters)	20,825	16,663	25.0%

Exploited surface (in hectares)
Crops	Own farms	25,379	22,712	11.7%
	Leased farms	30,449	25,307	20.3%
	Farms under concession	3,811	1,225	211.1%
Cattle beef	Own farms	90,999	84,848	7.2%
	Leased farms	32,895	29,208	12.6%
Dairy farm	Own farms	4,092	2,376	72.2%
Sheep	Own farms	90,000	90,000	0.0%

Land reserves (in hectares)
	Own farms	230,532	235,728	(2.2%)
	Farms under concession	153,041	157,949	(3.1%)

	Surface under irrigation (in hectares)
	Own farms	3,748	3,701	1.3%
	Leased farms	862	1,000	(13.8%)
	Storage capacity (tons)
	Own plants	10,000	10,000	0.0%
	Leased plants	—	8,000	0.0%

Stock of cattle heads
	Breeding stock	57.999	62,181	(6,7%)
	Winter grazing stock	22.359	21,546	3.8%
Dairy farm stock		7,866	6,507	20.9%
	Total cattle heads	88,224	90,234	(2.2%)

	Daily average milking cows (heads)	3,174	2,677	18.6%

Note:

— Does not include Agro-Uranga S.A. (35.72% of 8,299 has.) or Cactus as a result of deconsolidation (24.00%)

— Farms under concession represent surface in proportion to our 99.99% interest in Agropecuaria Cervera S.A.

41

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Operating Results

The following management’s discussion and analysis of our results of operations should be read together with our consolidated financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as “expect”, “anticipate”, “intend”, “believe” and similar language. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in the Annual Report and Financial Statements.

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2007 and 2008 relate to the fiscal years ended June 30, 2007 and 2008, respectively.

We maintain our accounting books and records in Pesos. Except as set forth in the following paragraph, we prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores.

In order to comply with Comisión Nacional de Valores regulations, we discontinued inflation accounting as of March 1, 2003, and we recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from Argentine GAAP. However, we believe that such departures have not had a material effect on our financial statements.

Effects of Devaluation and Economic Crisis

All of our assets are located and our operations are performed in Argentina. Accordingly, our results of operations depend substantially upon economic conditions prevailing in Argentina. Due to the four-year recession ended on the second quarter of 2002, the Argentine economy has deteriorated sharply. However, during 2003, certain signs of economic recovery appeared and have continued from 2004 through 2008.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease in real terms by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. During the second quarter of 2001, Argentina’s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% compared to 2001, and during the first three quarters of 2003, the gross domestic product increased 7.3%. In 2003 the economy began to recover, closing the year with a year on year growth of 11.7%. Exceeding growth expectations, in 2004 the GDP increased 9.0% in comparison with 2003 and during 2005 the economy also expanded strongly at a rate of 9.2%. During 2006 and 2007 the Argentine economy, in terms of GDP, continued to grow at an annual rate of 8.5%.

On December 23, 2001, President Adolfo Rodríguez Saá declared the suspension of the payment of foreign debt and later President Eduardo Duhalde ratified this decision. On January 6, 2002, the Congress enacted the Public Emergency Law which repealed several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso and the establishment of a dual exchange rate system in which certain limited transactions would occur at a fixed rate of Ps.1.40 to US$ 1.0 and all other transactions would be settled at a floating market rate depending on supply and demand. This new legislation had a material effect on our operations in fiscal year 2002 mainly through its effect in IRSA which was partially offset during fiscal years 2004, 2005 and 2006.

During fiscal year 2005, the Government of President Néstor Kirchner submitted a proposal to creditors to continue the payments of external debt. The official offer for the sovereign debt exchange obtained very good results and was supported by 76.07% of its creditors. The Government was able to record a partial remission of the debt in terms of current value of 65.2%, which exceeds any remission recorded in

42

any other debt restructuring process in other countries. This significant achievement represented an opportunity for the country to recover reliability internationally and gave way to an economic context of higher feasibility. On the other hand, in February 2006, the government paid the total debt to the International Monetary Fund (“IMF”) through the payment of US$ 9,530 million, reducing significantly the sovereign debt of the country.

This significant advancement represented an opportunity for the country to recover the international market reliability and allowed generating an economic context of higher feasibility which in turn will encourage the concretion of future investments.

Factors affecting Comparability

Purchase and Sale of Farms

Our strategy includes the identification, acquisition, exploitation and selective disposition of rural properties that have attractive prospects for long-term value appreciation. As part of this strategy, from time to time we purchase and sell farms. The acquisition or disposition of farms in any given period may make the production results of that period difficult to compare to those of other periods.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. Other segments of our activities, such as our sales of cattle and milk and our forestry activities, tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Revenue Recognition

We derive our revenues primarily from (i) the production and sale of crops, milk and beef cattle, (ii) cattle feedlot operations, (iii) leasing of our farms to third parties and (iv) commodity brokerage activities.

Production. We recognize production income when there is a change in biological assets. For example, we recognize production income when crops are harvested or a cow is born or gains a certain amount of weight. Biological assets are unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef and milk are the harvested product of biological assets.

Sales. We recognize revenue on sales of crops, milk and beef cattle when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

From time to time we sell properties which we consider not essential to our core operations in order to profit from real estate appreciation opportunities. We record farmland sales under the applicable accounting standards and do not recognize such sales until (i) the sale is consummated (a sale is not considered consummated until: (a) the parties are bound by the terms of a contract, (b) all contract terms and conditions have been considered, (c) any financing for which the seller is responsible has been arranged and (d) all conditions precedent to closing have been performed); (ii) we determine that the buyer’s initial and continuing investments in the property being sold are adequate to demonstrate its commitment to pay for the property (the adequacy is measured by its financial capacity and size compared with the sale value of the property); (iii) the corresponding receivable is not subject to future subordination (our receivable will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer) and (iv) we have transferred to the buyer the usual risks and rewards of ownership and have no continuing substantial involvement in the property.

43

Critical Accounting Policies

In connection with the preparation of our consolidated financial statements, we have relied on variables and assumptions derived from historical experience and various other factors that we have deemed reasonable and appropriate. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ significantly from those estimated under different variables, assumptions or conditions. We have described each of the following critical accounting policies in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates, as well as the sensitivity of such policies and estimates:

•	investments in related companies;

•	impairment of long-lived assets;

•	intangible assets – concession rights;

•	derivative instruments; and

•	deferred income tax.

Investments in related companies

We use the equity method of accounting for investments in related companies in which we have significant influence. Critical accounting policies of these related companies include provisions on allowances and contingencies, impairment of long-lived assets, accounting for debt restructuring and accounting for deferred income taxes and tax assets.

As of June 30, 2008, investments in subsidiaries and affiliates amounted to Ps.925.6 million, representing 44.7% of our total consolidated assets.

Acquisition of equity investees

Companies purchased by Cresud were recorded in line with the “acquisition method” set forth in Technical Resolution (RT) No. 18. All assets and liabilities acquired to independent third parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, including intangible assets such as: lease contracts acquired for values higher or lower than market value; costs incurred in entering into current lease contracts (the latter being the market cost that the Company avoids paying for acquiring lease contracts in operation), the value of brands acquired, the value of deposits associated with the investment in Banco Hipotecario and the intangible value of relations with customers.

The process of identification and related determination of fair values requires complex judgments and significant estimates.

The Company used the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid to the land, buildings, shopping centers, inventories and hotels from the companies acquired. The amounts assigned to all the other assets and liabilities were based on independent valuations or in the Company’s own analysis on comparable assets and liabilities. The fair value of tangible assets acquired considers the property value as if it were empty.

Under the terms of RT No. 21, if the fair value of the tangible and intangible assets and liabilities identified exceeds the price paid, the intangible assets acquired are not recognized as they would give rise to an increase in negative goodwill at the time of acquisition. If the price paid exceeds the fair value of tangible and intangible assets and liabilities identified, the excess is considered as positive goodwill.

Goodwill

Negative goodwill

As required by RT No. 21, negative goodwill corresponding to the investment in our affiliate IRSA has been valued at its restated cost as of February 28, 2003, as appropriate, calculated as the difference between the price paid for such investment and the fair value of the ownership interest acquired. IRSA’s

44

shares were acquired through market purchases and conversions of notes into shares and exercise of warrants issued by IRSA.

The amortization of negative goodwill is recognized during a period equal to the weighted average remaining useful life of IRSA’s identifiable assets subject to depreciation, which ranges from 20 to 29 years, or by accelerated amortization of the proportional negative goodwill, whenever IRSA disposes of its identifiable assets. Amortizations have been classified under “Gain from controlled and related companies” in the Statement of Income.

Positive goodwill

As required by RT No. 21, positive goodwill corresponding to the investment in our affiliates IRSA and BrasilAgro has been valued at cost calculated as the difference between the price paid for such investments and the fair value of the ownership interests acquired. The shares of IRSA and BrasilAgro were acquired through market purchases.

Positive goodwill has not been amortized as it has an indefinite useful life.

In defining useful life, the following factors have been taken into consideration: (i) the nature and expected life of the businesses acquired; (ii) the stability and expected life of the related industry sector; (iii) the effects of obsolescence of products, changes in demand and other economic factors on the acquired business; (iv) the feasibility of maintaining the necessary level of disbursements to obtain future economic benefits by the acquired business, and (v) the period of control over the acquired business and the legal and contractual provisions affecting its useful life.

Based on these factors, the Company has estimated that it is not possible to determine a specific useful life for positive goodwill corresponding to the investments in our affiliates IRSA and BrasilAgro generated as a result of the application of the “acquisition method” established in RT No. 18 and, accordingly, it has determined that such goodwill will have an indefinite useful life.

Under RT No. 18, if the Company determines that goodwill has an indefinite useful life, it will not compute its amortization and must perform a comparison with its recoverable value at each year-end in order to determine if impairment has occurred, charging any impairment loss to net income for the period in which such determination was made.

IRSA

IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers, credit cards and luxury hotels in Argentina. A majority of our directors are also directors of IRSA. As of June 30, 2008, Cresud owned a 42.13% interest in IRSA. At the end of fiscal year 2008, our investment in IRSA represented approximately 35.1% of our total consolidated assets, and during fiscal year 2008, our gain from our investment in IRSA was Ps.31.5 million.

BrasilAgro

As of June 30, 2008, we owned 14.39% of BrasilAgro and had the ability to exercise significant influence over this company. We value our investment in BrasilAgro under the equity method of accounting because of: (a) our capacity to affect the operational and financial decisions due to the fact that (i) in accordance with BrasilAgro’s by-laws, we are entitled to appoint three of BrasilAgro’s nine directors (including the chairman of its board of directors every other two years), (ii) three are designated by BrasilAgro’s other shareholders and (iii) the remaining three are independent directors appointed jointly by all shareholders, and (b) our rights under the shareholders’ agreement among us, Tarpon Agro LLc, and Tarpon Investimentos S.A. Under the terms of this shareholders’ agreement, the signatories have agreed to vote together at shareholders’ meetings in respect of matters related to proposals to change directors’ and administrators’ fees, increases of capital stock and declaration of dividends, among other issues. During fiscal year 2008, the Company acquired 4,136,800 shares issued by BrasilAgro. As a result of this acquisition, we owned a 14.39% interest as of June 30, 2008.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows from such

45

asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. We determine the fair market value primarily using independent appraisal valuations and using anticipated cash flows discounted at a rate commensurate with the risk involved.

A previously recognized impairment loss is reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset is the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment and the impairment reversal are recognized in earnings.

We believe that the accounting policy concerning the impairment of long-lived assets is a critical accounting policy, because considerable judgment is necessary to estimate future cash flows and this may differ from actual results. For example, farms are non-depreciable assets, and their value could be calculated as a perpetuity (i.e. dividing the expected return of each farm by a discount rate commensurate with the market risk involved). As farming is a low-risk business we used a 6% discount rate for the purposes of the perpetuity value calculation. Even if there had been a 20% reduction in the expected return, it would not have been necessary to recognize any loss for impairment of our farm assets.

Intangible assets – concession rights

We recorded the concession from the Province of Salta in northern Argentina received upon our acquisition of Agropecuaria Cervera S.A. (“Agropecuaria Cervera”) as an amortizable intangible asset at its fair value. Concession rights will be amortized over the life of the concession, which was set at 35 years, with an option to extend it for an additional 29-year period. Amortization began as from the start-up of operations, which occurred during the fiscal year ended June 30, 2008.

This intangible asset will be tested for impairment whenever events or circumstances indicate that impairment may have occurred. If the carrying amount of an intangible asset exceeds its fair value based on future undiscounted cash flows, an impairment loss will be recognized. The amount of the impairment loss to be recorded would be based on the excess of the carrying amount of the intangible asset over its future discounted cash flows. Judgment is used in assessing whether the carrying amount of intangible assets is not expected to be recoverable over their remaining useful lives. The determination of the fair value requires significant management judgment including estimating future sales volumes, selling prices and costs, changes in working capital, investments in property and equipment and the selection of an appropriate discount rate. Sensitivities of these fair value estimates to changes in assumptions for sales volumes, selling prices and costs are also tested.

Derivative instruments

We record all derivative instruments as assets or liabilities on our balance sheet at fair value. We record changes in the fair value of derivatives in the statement of income.

Deferred income tax

We record income taxes using the deferred tax liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

At year-end there are temporary net liabilities (tax liabilities) mainly originated in the beef cattle valuation and the sale and replacement of fixed assets. Management has made estimates that allow us to recognize this deferred tax.

We believe that the accounting estimate related to the deferred income tax is a critical accounting estimate because:

•	it is highly susceptible to change from period to period because it requires management to make assumptions, such as future revenues and expenses, exchange rates and inflation, among others; and

46

•

the impact that calculating income tax using this method would have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax expense reported in our consolidated statement of income could be material.

Adoption by the Comisión Nacional de Valores of CPCECABA accounting standards

The Comisión Nacional de Valores issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively, adopting, with certain modifications, the new accounting standards previously issued by CPCECABA through its Resolution CD 93/2005. These standards became effective for our fiscal year ended June 30, 2007. The most significant changes included in the accounting standards adopted by the Comisión Nacional de Valores relate to:

•	changes in the impairment test of long-lived assets; and

•	changes to deferred income tax accounting.

Under the new standards, the carrying value of a long-lived asset is considered by a company to be impaired when the expected cash flows from such asset are separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The new standards also provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary differences but allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As a result, we elected to continue treating differences as permanent. In addition, the new standards provide for the recognition of deferred income taxes on a non-discounted basis.

Segment Information

We are required to disclose segment information in accordance with RT No. 18. RT No. 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

We are primarily engaged in agricultural operations which are subject to risk, including market prices, weather conditions and environmental concerns. From time to time, we sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations. Gain on the sale of properties is presented in a separate line within operating income in the consolidated statement of income.

For the fiscal years ended June 30, 2007 and 2008, our principal operations were carried out in Argentina, our country of domicile. As discussed in Note 12 to our audited financial statements, in September 2005, we formed BrasilAgro to replicate our business strategy in Brazil.

The results of this equity investee are included in our Non Operating segment.

We conduct business in five business segments, organized primarily on a product-line basis, with each segment offering a variety of different but interrelated products:

•	Our Crops segment includes the planting and harvesting and sale of fine and course grains and oilseeds, including wheat, corn, soybean and sunflower.

•	Our Beef cattle segment consists of (i) the raising and fattening of beef cattle from our owned cattle stock and (ii) the purchase and fattening of beef cattle, for sale to meat processors.

•	Our Milk segment consists of the production of milk for sale to dairy companies.

47

•	Our Other segment consists of services and leasing of our farms to third parties, and commodity brokerage activities.

Our Feedlot segment, which includes cattle feeding operations, does not show results for the current fiscal year due to the effect of the deconsolidation of Cactus following the change in our ownership interest from 50.0% to 24.0%, as compared to the proportional consolidation of this subsidiary during the six-month period ended December 31, 2006.

Our Non Operating segment includes gains or losses from equity investees and depreciation for corporate assets.

We evaluate the performance of our business segments based on “segment gain” which constitutes gross profit less selling expenses plus gains or losses from inventory holding. In the column titled “Total”, total segment gain (the addition of the five operating business segments) does not include gain or loss on equity investees which is included in the Non Operating segment and is not included in the “Total” for performance evaluation purposes. Accounting policies of the five reportable segments are the same as those described in the summary of significant accounting policies. Intercompany transactions between segments, if any, are eliminated.

Cresud’s Results of Operations

Effective July 1, 2006, we adopted Technical Resolution (RT) No. 22, which prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce or into additional biological assets. RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the entity. RT No. 22 is applied to agricultural produce which is the harvested product of the entity’s biological assets, only at the point of harvest. Accordingly, RT No. 22 does not deal with the processing of agricultural produce after harvest; for example, the processing of milk into cheese.

Biological transformation comprises the processes of growth, degeneration, production and procreation that cause qualitative or quantitative changes in a biological asset. Biological assets are living unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef, milk and raw materials are the harvested product of biological assets. Biological transformation results in the following types of outcomes: asset changes through (i) growth (an increase in quantity or improvement in quality of an animal or plant), (ii) degeneration (a decrease in the quantity or deterioration in quality of an animal or plant), or (iii) procreation (creation of additional living animals or plants).

The adoption of RT No. 22 did not have a material impact on our measurement and recognition of biological transformation. Rather, it changed the format of our statement of income. Under RT No. 22 we break down the components of our costs as separate line items in the statement of income. The adoption of RT No. 22 did not change our gross profit for any of the periods presented.

Prior to the adoption of RT No. 22, gains or losses from initial recognition of biological assets and agricultural produce as well as changes in biological assets were included as a deduction from cost of sales. Under RT No. 22 these changes are disclosed separately in the statement of income under the line item titled “Production income” in our statement of income.

Also, prior to the adoption of RT No. 22, costs directly related to the transformation of biological assets and agricultural produce were also included as an addition to cost of sales. Under RT No. 22, these costs

48

are disclosed separately in the statement of income under the line item titled “Cost of production” due to the direct relationship to the transformation of biological assets and agricultural produce.

The adoption of RT No. 22 did not affect our recognition of revenue which is included in the line item titled “Sales” in our statement of income. See Note 2.u) to our financial statements. As a result of the adoption of RT No. 22, our costs of sales show direct costs related to the sales of agricultural produce other than selling expenses. RT No. 22 intends to purport that costs of sales are not significant in agricultural activities while costs of biological transformation into agricultural produce represent the major costs of these activities.

In addition, under RT No. 22, the exhibits entitled “Cost of Sales” and “Cost of Production” included in our consolidated financial statements present a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the relevant periods. This reconciliation includes (a) the gain or loss arising from changes in fair value less estimated point-of-sale costs; (b) increases due to purchases; (c) decreases attributable to sales and biological assets classified as held for sale; (d) decreases due to harvest; (e) increases resulting from business combinations, if any; (f) other changes.

The following terms used herein have the meanings specified below:

Production Income. We recognize production income when there is a change in biological assets. For example, we recognize production income when crops are harvested or a cow is born or gains a certain amount of weight. Biological assets are unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef and milk are the harvested product of biological assets.

Cost of Production. Our cost of production consists of costs directly related to the transformation of biological assets and agricultural produce.

Sales. Our sales consist of revenue on the sales of crops, milk and cattle beef. Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Revenue from cattle feeding operations, primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed.

Cost of Sales. Our cost of sales consists of: (i) the book value of the product sold at the time of sale and (ii) certain direct costs related to the sales of agricultural produce other than selling expenses.

Gain (loss) from inventory holding. Our gain (loss) from inventory holding consists of changes in the carrying amount of biological assets between the beginning and the end of the current period.

MANAGEMENT’S DISCUSSION OF RESULTS

Fiscal year ended June 30, 2008 compared to fiscal year ended June 30, 2007

Production income

Production income was Ps.159.8 million for the fiscal year 2008, 55.5% higher than the amount recorded for the previous fiscal year. This was primarily attributable to a Ps.45.0 million increase in our Crops segment, a Ps.4.5 million increase in out Beef cattle segment, and a Ps.7.5 million increase in our Milk segment.

Crops

Production income from our Crops segment increased 62.2%, from Ps.72.4 million for fiscal year 2007 to Ps.117.5 million for fiscal year 2008, primarily as a result of:

•	a 13.3% increase in total production volumes, from 174,905 tons in fiscal year 2007 to 198,146 tons in fiscal year 2008, mainly due to an increase in volumes of wheat (27.7%), corn (17.4%)

49

and sunflower (36.6%) harvested, partially offset by a decrease of 2.9% in volumes of soybean harvested from year to year; and

•	a 39.8% increase in average prices for our grains.

The 13.3% increase in the production volume from our Crops segment was mainly due to our harvest of a larger area of crops, from 49,244 hectares in fiscal year 2007 to 59,639 hectares in fiscal year 2008 (including 3,811 hectares under concession through our subsidiary Agropecuaria Cervera S.A.).

As of June 30, 2008, the harvested surface was 91.7% of our total sown surface, compared to 94.5% as of June 30, 2007.

In addition, the production volume in our Crops segment was adversely impacted by a slight 6.5% decrease in our average yields, from 3.55 tons per hectare during fiscal year 2007 to 3.32 tons per hectare during fiscal year 2008, mainly as a result of a 21.1% increase in the exploited surface in fiscal year 2008 compared to the previous year, the mix of grains harvested and unfavorable weather conditions.

The average grain price (at market value) increased 31.0%, from Ps.426 per ton for fiscal year 2007 to Ps.558 per ton for fiscal year 2008.

The following table shows the average board prices(1) as of June 30, 2007 and 2008:

	Fiscal year ended June 30,
	2007	2008
	Ps.	Ps.
Wheat	450	633
Sunflower	930	1,000
Corn	340	528
Soybean	630	904

(1)	Rosario Commodities Exchange board prices

Beef Cattle

Production income for the Beef Cattle segment increased 22.9%, from Ps.19.5 million for fiscal year 2007 to Ps.23.9 million for fiscal year 2008, primarily as a result of:

•	a 38.7% increase in the average price of kilogram of cattle produced, from Ps.2.0 during fiscal year 2007 to Ps.2.7 during fiscal year 2008;

•

partially offset by a 11.4% decrease in the production volume of beef, from 9,913 tons for fiscal year 2007 to 8,786 tons for fiscal year 2008, in part as a result of the deconsolidation of Cactus due to the reduction of our equity interest from 50.0% to 24.0%, compared to the proportional consolidation of this subsidiary during the six months ended December 31, 2006;

•	a 38.8% decrease in the production volume of cattle heads slaughtered in the feedlot during fiscal year 2008 compared to the previous year;

•

a decrease in the production volume as a result of the drought which led to the transfer of beef cattle to other farms, thus generating alterations in feeding; in addition, as a consequence of the winter, we obtained grass of lower quality, which affected slaughtering and subsequent sale in previous stages;

•	a decrease in the production volume due to the sale of the “Tapenagá” farm; and

50

•	a slight 2.3% decrease in births during fiscal year 2008 compared to fiscal year 2007.

The number of hectares dedicated to beef cattle production increased from 114,056 hectares in fiscal year 2007 to 123,894 hectares in fiscal year 2008. This increase was mainly due to a higher number of hectares leased and to the conversion of hectares of land reserve into cattle production hectares in the “Los Pozos” farm during fiscal year 2008, negatively compensated by the retirement of cattle hectares due to the sale of the “Tapenagá” farm.

Milk

Production income for the Milk segment increased 68.8%, from Ps.10.9 million in fiscal year 2007 to Ps.18.4 million in fiscal year 2008. This increase was mainly due to:

•	a 45.3% increase in average prices of milk, from Ps.0.58 per liter in fiscal year 2007 to Ps.0.85 per liter in fiscal year 2008; and

•

a 25.0% increase in milk production volumes, from 16.7 million liters in fiscal year 2007 to 20.8 million liters in fiscal year 2008. This increase in production volume was mainly due to (i) an increase in the average number of milking cows (from 2,677 in fiscal year 2007 to 3,174 in fiscal year 2008), in part due to the start of production in the new milking yard of our “La Juanita” farm, which increased its milking capacity to 1,800 cows; and (ii) a 5.3% improvement in the efficiency level of average daily milk production per cow, from 17.1 liters in fiscal year 2007 to 18.0 liters in fiscal year 2008.

Cost of production

Cost of production increased 54.2%, from Ps.75.1 million in fiscal year 2007 to Ps.115.7 million in fiscal year 2008. This increase is mainly due to a Ps.30.6 million increase in our Crops segment, a Ps.4.3 million increase in our Beef Cattle segment and a Ps.5.8 million increase in our Milk segment.

Crops

Cost of production from our Crops segment increased 59.4%, from Ps. 51.5 million in fiscal year 2007 to Ps.82.2 million in fiscal year 2008, primarily as a consequence of:

•	a higher production volume in fiscal year 2008 compared to the previous year,

•

an increase in direct and indirect costs of production during fiscal year 2008 compared to the previous year, primarily as a result of higher prices of raw materials used (agrochemicals and seeds); and

•	a larger number of hectares leased to third parties during fiscal year 2008 compared to the previous year.

Cost of production per ton increased 39.6%, from Ps.298 in fiscal year 2007 to Ps.416 in fiscal year 2008, primarily as a result of higher costs of production and lower yields per hectare during the current fiscal year.

Beef Cattle

Cost of production from our Beef Cattle segment increased 28.3%, from Ps.15.1 million in fiscal year 2007 to Ps.19.3 million in fiscal year 2008. The higher cost of production from our Beef Cattle segment during fiscal year 2008 is mainly attributable to:

•	higher feeding costs as a result of increased prices of grains and raw materials and the effects of the drought requiring higher feed portion volumes.

51

The direct cost per kilogram produced increased 45.3%, from Ps.0.89 in fiscal year 2007 to Ps.1.29 in fiscal year 2008, due to higher prices in direct costs of production, partially offset by a lower total production volume, primarily as a result of the sale of our “Tapenagá” farm during fiscal year 2007, and in part as a result of the deconsolidation of Cactus due to the reduction of our equity interest from 50.0% to 24.0%, compared to the proportional consolidation of this subsidiary during the six months ended December 31, 2006.

Milk

Cost of production for the Milk segment increased 68.5%, from Ps.8.5 million in fiscal year 2007 to Ps.14.3 million in fiscal year 2008. This increase was mainly due to:

•	a 25.0% increase in milk production in fiscal year ended June 30, 2008 compared to the previous fiscal year; and

•	the impact of higher feeding costs as a consequence of the increased prices of corn and other raw materials.

As a result of the above, cost of production per liter of milk increased from Ps.0.51 in fiscal year 2007 to Ps.0.69 in fiscal year 2008.

Sales

Sales increased 47.4%, from Ps.110.3 million in fiscal year 2007 to Ps.162.6 million in fiscal year 2008, primarily as a result of a Ps.33.5 million increase in the Crops segment, a Ps.0.5 million increase in the Beef Cattle segment, a Ps.7.8 million increase in the Milk segment and a Ps.13.7 million increase in the Other segment, partially offset by a Ps.3.1 million decrease in out Feedlot segment as a result of the deconsolidation of Cactus during the current fiscal year.

Crops

Sales from our Crops segment increased 62.7%, from Ps.53.4 million in fiscal year 2007 to Ps.86.9 million in fiscal year 2008, primarily as a consequence of:

•

a 24.4% increase in the sales volume, from 125,947 tons in fiscal year 2007 to 156,718 tons in fiscal year 2008, mainly due to a higher grain production volume during fiscal year 2008 and a higher level of grain inventories at the beginning of the year (74,563 tons at the beginning of fiscal year 2008 compared to 28.315 tons at the beginning of fiscal year 2007); and

•	a 31.0% increase in average prices of grains sold, from Ps.426 per ton in fiscal year 2007 to Ps.558 per ton in fiscal year 2008.

	Grain Inventories (in tons)
	Fiscal year ended June 30,
	2007	2008	Change
Inventories at the beginning of the fiscal year	28,315	74,563	46,248
Purchases	9,202	10,223	1,021
Production	175,455	198,146	22,691
Sales	(124,652)	(153,247)	(28,595)
Transfer of unharvested crops to expenses	(13,758)	(17,511)	(3,753)

Inventories at the end of the fiscal year	74,563	112,174	(37,612)

Beef Cattle

52

Sales from our Beef Cattle segment increased 1.5%, from Ps.32.0 million in fiscal year 2007 to Ps.32.4 million in fiscal year 2008, primarily as a result of:

•	a 15.8% increase in the average price per kilogram, from Ps.2.40 in fiscal year 2007 to Ps.2.78 in fiscal year 2008; and

•

partially offset by a 12.4% decrease in beef sales volume, from 13,332 tons in fiscal year 2007 to 11,677 tons in fiscal year 2008, mainly as a result of the deconsolidation of Cactus due to the reduction in our equity interest from 50.0% to 24.0%, compared to the proportional consolidation of this subsidiary during the six months ended December 31, 2006.

The average cattle stock decreased from 97,111 heads in fiscal year 2007 to 92,555 heads in fiscal year 2008, primarily as a result of the sale of our “Tapenagá” farm in fiscal year 2007, supplemented by the effect of the deconsolidation of Cactus described above.

Milk

Sales from our Milk segment increased 79.8%, from Ps.9.7 million in fiscal year 2007 to Ps.17.5 million in fiscal year 2008, primarily as a result of:

•	a 45.3% increase in average prices of milk, from P.0.58 per liter in fiscal year 2007 to Ps.0.85 per liter in fiscal year 2008; and

•	a 23.7% increase in production volume mainly due to an increase in the average number of milking cows and improvement in the efficiency level of production.

Feedlot

Due to the change in our equity interest in our subsidiary Cactus, from 50.0% to 24.0%, no income has been recorded in our Feedlot segment during the current year due to the effect of deconsolidation, compared to the proportional consolidation of this subsidiary during the six months ended December 31, 2006.

Other

Sales from our Other segment increased 112.8%, from Ps.12.1 million in fiscal year 2007 to Ps.25.8 million in fiscal year 2008, mainly due to:

•	a Ps.9.5 million increase in commodity brokerage services; and

•	a Ps.4.2 million increase in sales of services to third parties and others.

Cost of sales

Cost of sales for fiscal year 2008 increased 45.5% to Ps.141.0 million, from Ps.96.9 million in fiscal year 2007, primarily as a result of a Ps.28.6 million increase in the Crops segment, a Ps.7.9 million increase in the Milk segment and a Ps.10.6 million increase in the Other segment, partially offset by a Ps.0.2 million decrease in the Beef Cattle segment and Ps.2.8 million generated by the deconsolidation of Cactus in the Feedlot segment.

The cost of sales as a percentage of sales was 87.8% in fiscal year 2007 and 86.7% in fiscal year 2008.

Crops

Cost of sales from our Crops segment increased 60.4%, from Ps.47.4 million in fiscal year 2007 to Ps.76.0 million in fiscal year 2008, primarily as a result of:

53

•	a 24.4% increase in the volume of grain sold in fiscal year 2008 compared to the previous year; and

•	a 31.0% increase in the average market price of grains in fiscal year 2008.

The average cost per ton sold increased 28.9%, from Ps.376 in fiscal year 2007 to Ps.485 in fiscal year 2008, mainly as a result of the higher average market prices of grains.

Beef Cattle

Cost of sales from our Beef Cattle segment decreased 0.8%, from Ps.30.3 million in fiscal year 2007 to Ps.30.0 million in fiscal year 2008, primarily as a result of:

•	a 12.4% decrease in the beef sales volume in fiscal year 2008, partially offset by an increase in the general price level of cattle; and

•	partially offset by a 15.8% increase in the average price per kilogram of cattle sold in fiscal year 2008.

Milk

Cost of sales from our Milk segment increased 81.2%, from Ps.9.7 million in fiscal year 2007 to Ps.17.6 million in fiscal year 2008, primarily as a result of:

•	a 45.3% increase in the level of prices of milk which had an impact on the cost of sales; and

•	a 23.7% increase in production and sale volume of milk.

Feedlot

Due to the change in our equity interest in our subsidiary Cactus, from 50.0% to 24.0%, no costs have been recorded in our Feedlot segment during the current year due to the effect of deconsolidation, compared to the proportional consolidation of this subsidiary during the six months ended December 31, 2006.

Other

Cost of sales from our Other segment increased 158.0%, from Ps.6.7 million in fiscal year 2007 to Ps.17.4 million in fiscal year 2008, primarily as a result of higher costs arising from brokerage activities due to an increase in the number of commodity trading transactions through our subsidiary Futuros y Opciones.com and costs generated by services to third parties.

Gross profit

As a result of the above mentioned factors, gross profit increased 59.4%, from Ps.41.2 million in fiscal year 2007 to Ps.65.7 million in fiscal year 2008. Our gross margin, calculated as our gross profit divided by our production income, increased from 40.1% in fiscal year 2007 to 41.1% in fiscal year 2008, primarily as a result of:

•	a 71.7% increase in gross profit from our Crops segment, from Ps.26.9 million for fiscal year 2007 to Ps.46.2 million for fiscal year 2008;

•	a 14.7% increase in gross profit from our Beef Cattle segment, from Ps.6.1 million for fiscal year 2007 to Ps.7.0 million for fiscal year 2008;

54

•	a 64.3% increase in gross profit from our Milk segment, from Ps.2.4 million for fiscal year 2007 to Ps.4.0 million for fiscal year 2008;

•	the effect of deconsolidation of Cactus in the Feedlot segment, a Ps.0.3 million profit during the first six-month period of fiscal year 2007; and

•	a 56.3% increase in gross profit from our Other segment, from Ps.5.4 million for fiscal year 2007 to Ps.8.4 million for fiscal year 2008.

Selling expenses

Selling expenses increased 45.4%, from Ps.10.0 million in fiscal year 2007 to Ps.14.5 million in fiscal year 2008. Selling expenses of the Crops, Beef Cattle and Other segments represented 77.5%, 9.5% and 12.9%, respectively, of our total selling expenses in fiscal year ended June 30, 2008.

Crops

Selling expenses of our Crops segment as a percentage of sales decreased slightly from 15.1% in fiscal year 2007 to 12.9% in fiscal year 2008 as a result of the increase in average prices of commodities. Selling expenses per ton of grain sold increased 12.3%, from Ps.64 per ton in fiscal year 2007 to Ps.72 per ton in fiscal year 2008, primarily as a result of higher cost of freight, conditioning and storage.

Beef Cattle

Selling expenses of our Beef Cattle segment as a percentage of sales increased slightly from 2.7% in fiscal year 2007 to 4.3% in fiscal year 2008.

Milk

Milk sales did not generate significant selling expenses as all the production was marketed directly to dairy producers.

Other

Selling expenses of our Other segment as a percentage of sales decreased slightly from 8.3% in fiscal year 2007 to 6.6% in fiscal year 2008.

Administrative expenses

Administrative expenses increased 57.0%, from Ps.16.6 million in fiscal year 2007 to Ps.26.1 million in fiscal year 2008, mainly due to the increase in compensation to directors, salaries and wages and social security contributions, fees and compensation for services (including consulting fees mainly related to Sarbanes-Oxley compliance, and accounting, legal and technical advisory fees), office and administration expenses and vehicle and travel expenses.

Net gain on sale of farms

Net gain on sale of farms was Ps.20.0 million for fiscal year ended June 30, 2008, compared to Ps.22.3 million for fiscal year 2007.

Fiscal year 2008

•

On December 27, 2007, we sold a parcel of land of 2,430 hectares of the “La Esmeralda” farm located in the Province of Santa Fe. The total sale price was US$ 6.2 million, which were collected in full. The sale value was US$ 2,550 per hectare, while the book value was

55

approximately US$ 309 per hectare, generating a gain of approximately Ps.16.8 million (US$ 5.3 million); and

•

On October 27, 2007, we signed the deed of sale for a parcel of land of 4,974 hectares of the “Los Pozos” farm located in the Province of Salta. The transaction was agreed at a price of US$ 1.1 million. The sale value was US$ 225.0 per hectare. This sale generated a gain of approximately Ps.3.2 million (US$ 1.0 million).

Fiscal year 2007

On June 6, 2007 we signed the deed of sale for 20,833 hectares of the “Tapenagá” farm for US$ 7.3 million, generating a gain of approximately Ps.15.4 million (US$ 5.0 million);

On June 5, 2007 we signed the deed of sale for a parcel of land of 14,516 hectares of the “Los Pozos” farm for US$ 2.2 million, which have been collected in full, generating a gain of approximately Ps.6.4 million (US$ 2.0 million); and

On January 19, 2007 we signed the bill of sale for a parcel of land of 50 hectares of the “El Recreo” farm for Ps.0.7 million, generating a gain of approximately Ps.0.5 million (US$ 0.15 million).

Gain from valuation of other assets at net realization value

Gain from valuation of other assets at net realization value was Ps.0.9 million during fiscal year 2008. This gain was generated in connection with the bill of sale without possession of 1,829 hectares of two parcels of the “El Recreo” farm, owned by Inversiones Ganaderas S.A., for a price of US$ 0.4 million. Although this sale has not yet been consummated, the property to be sold has been revalued at the proposed sale price in accordance with current Argentine professional accounting standards and, as a result, a gain of approximately US$ 0.3 million (Ps.0.9 million) was recognized due to such revaluation.

Gain (loss) from inventory holding (beef cattle, grains and raw materials) and transactions in the Buenos Aires Futures and Options Exchange Market

Our gain (loss) from inventory holding and transactions in the Buenos Aires Futures and Options Exchange Market (Mercado a Término) decreased from a Ps.1.2 million gain in fiscal year 2007 to a Ps.2.3 million loss in fiscal year 2008. During fiscal year 2008, we recorded a Ps.14.5 million loss from transactions in the Buenos Aires Futures and Options Exchange Market, which was offset by a Ps.12.2 million gain from the holding of grains, beef cattle and raw materials, while during fiscal year 2007, we recorded a Ps.3.1 million loss from transactions in the Buenos Aires Futures and Options Exchange Market, which was offset by a Ps.4.3 million gain from the holding of grains, beef cattle and raw materials.

Operating income

Operating income increased 14.7%, from Ps.38.0 million in fiscal year 2007 to Ps.43.6 million in fiscal year 2008. Our operating margin, calculated as our operating income divided by the sum of our production income, was 37.0% during the fiscal year ended June 30, 2007, compared to 27.3% during the fiscal year ended June 30, 2008, primarily as a result of:

•	a 59.4% increase in gross profit, from Ps.41.2 million for fiscal year 2007 to Ps.65.7 million for fiscal year 2008;

•	an increase generated by a Ps.0.9 million gain from the valuation of other assets at net realization value for the “El Recreo” farm (1,829 hectares) during the current fiscal year;

•	offset by a 45.4% increase in selling expenses, from Ps.10.0 million for fiscal year 2007 to Ps.14.5 million for fiscal year 2008, mainly due to a higher sales volume in the Crops segment;

56

•

a 57.0% increase in administrative expenses, from Ps.16.6 million for fiscal year 2007 to Ps.26.1 million for fiscal year 2008, mainly due to the increase in compensation to directors, fees and compensation for services, salaries and wages, office and administrative expenses, and vehicle and travel expenses;

•	a Ps.2.2 million decrease in net gain on sale of farms, from Ps.22.3 million for fiscal year 2007 to Ps.20.0 million for fiscal year 2008; and

•	a Ps.3.5 million decrease in net gain from inventory holding and from transactions in the Buenos Aires Futures and Options Exchange Market in fiscal year 2008.

Net financial results

We had net financial losses of Ps.10.5 million and Ps.52.3 million for fiscal years 2007 and 2008, respectively, primarily as a result of:

•	a Ps.29.6 million increase in the loss generated by net exchange differences in fiscal year 2008;

•	a Ps.11.6 million increase in interest expense in fiscal year 2008;

•	a Ps.2.6 million increase in the loss generated by the bank debit and credit tax in fiscal year 2008; and

•	partially offset by Ps.2.0 million of income derived from other financial investments and mutual funds.

Our net financial loss in fiscal year 2008 is mainly due to (i) a Ps.30.5 million loss generated by net exchange differences, primarily as a result of an asset position in U.S. dollars derived from the capital issue carried out during the current fiscal year; it should be noted that the exchange rate used for the capital issue was $/US$ 3.158, while the buying exchange rate at the end of the current fiscal year was $/US$ 2.985; the main negative impact on the exchange difference generated by assets corresponds to the captions Cash and banks and Investments, (ii) a Ps.23.3 million loss generated by the negative impact of interest for debt financing, mainly due to an increased debt position and higher interest rates, and (iii) a Ps.4.5 million loss generated by the bank debit and credit tax as a result of a higher volume of transactions.

This financial loss was partially offset by (i) a Ps.4.0 million gain generated by the positive impact of other financial interest from related party loans, interest income from financing of the sale of farms and financial investments during the current fiscal year, and (ii) a Ps.2.1 million gain from transactions with securities and shares. It should be mentioned that the effect of interest from the convertible notes issued and acquired was recorded for fiscal year 2007 but is not reflected for fiscal year 2008 (the notes were due on November 14, 2007).

Other income and expenses, net

Other income and expenses, net, represented a net expense of Ps.4.3 million and Ps.4.1 million in fiscal years 2007 and 2008, respectively, mainly due to the negative impact for the tax on personal assets payable by the Company on behalf of its shareholders as required under Argentine legislation.

Gain on equity investees

Gain on our equity investees decreased 4.4%, from Ps.40.2 million in fiscal year 2007 to Ps.38.4 million in fiscal year 2008, primarily as a result of:

57

•

lower income of Ps.1.6 million in fiscal year 2008 with respect to our investment in IRSA Inversiones y Representaciones S.A. The gain from our investment in IRSA was Ps.33.1 million for fiscal year 2007, compared to Ps.31.5 million for fiscal year 2008 (including amortization of goodwill);

•

lower income of Ps.1.1 million in fiscal year 2008 with respect to our equity interest in BrasilAgro. The gain from our investment in BrasilAgro was Ps.4.2 million for fiscal year 2007, compared to Ps.3.1 million for fiscal year 2008;

•

partially offset by higher income of Ps.1.1 million in fiscal year 2008 with respect to our equity interest in Agro-Uranga S.A. and Cactus Argentina S.A. The gain from our investment in these companies was Ps.2.9 million for fiscal year 2007, compared to Ps.3.9 million for fiscal year 2008.

The gain on equity investees in fiscal year 2008 includes our shareholding in Cactus Argentina S.A. as a result of the deconsolidation during the current fiscal year as compared to the previous year.

Management fee

Under the consulting agreement entered into with Consultores Asset Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps.5.5 million and Ps.2.2 million in the fiscal years 2007 and 2008, respectively.

Income tax

Our income tax expense was Ps. 8.4 million in fiscal year 2007 and Ps.0.3 million in fiscal year 2008. We recognize our income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences derive from valuation of cattle stock and fixed assets sale and replacement.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%), has been applied to the identified temporary differences and tax losses.

Minority interest

Our minority interest was a Ps.0.3 million loss for both fiscal years 2007 and 2008.

Net income

Due to the above mentioned issues, our net income decreased 53.5%, from Ps.49.4 million for fiscal year 2007 to Ps.22.9 million for fiscal year 2008. Our net margin, calculated as our net income divided by our production income, was 14.4% for fiscal year 2008, compared to 48.0% for fiscal year 2007.

58

RESULTS FROM OUR INVESTMENT IN IRSA

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•

The acquisition, development and operation of shopping centers, through its 63.3% interest in Alto Palermo S.A. (APSA) (“APSA”) (Nasdaq: APSA, BCBA: APSA). APSA is one of Argentina’s leading operators of shopping centers and owns or holds a controlling interest in 10 shopping centers with 270,063 square meters of gross leaseable area.

•	The origination, securitization and servicing of credit card loans through Tarshop, whose principal shareholder is Alto Palermo S.A. with an 80% interest.

•	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

•

The acquisition, development and exploitation of office buildings and other non-shopping center properties primarily for rental, for which purpose it has over 144,191 square meters of leaseable premium office space.

•	The acquisition and exploitation of luxury hotels.

In addition, IRSA has residential buildings for sale and land reserves for current and future development with a book value of Ps.575.8 million. As of June 30, 2007 and 2008, we had total assets of Ps.4,144.9 million and Ps.4,472.0 million, respectively, and shareholders’ equity of Ps.1,646.7 million and Ps.1,924.2 million, respectively. Net income for the fiscal years ended June 30, 2007 and 2008 was Ps.107.1 million and Ps.54.9 million, respectively. We are the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

In addition, IRSA currently owns a 11.8% interest in Banco Hipotecario, one of the leading financial institutions in Argentina.

The decrease in income for the period compared to the previous fiscal year is due to an increase in financial losses rather than to factors inherent in the operations of the various business segments, which showed good performance during this fiscal year. The result recorded is mainly due to the following:

Operating income increased significantly from Ps.198.5 million as of June 30, 2007 to Ps.258.8 million as of June 30, 2008. This increase was mainly driven by the improved performance in income, which grew by 46.8% from Ps.738.8 million for fiscal year 2007 to Ps.1,084.2 million for fiscal year 2008. The share of each segment in net sales was as follows: sales and developments, Ps.196.8 million, offices and other lease properties, Ps.101.0 million, shopping centers, Ps.345.4 million, hotel operations Ps.148.8 million, consumer finance, Ps.291.0 million, and financial transactions and others, Ps.1.2 million.

As of June 30, 2008, Cresud owned a 42.13% interest in IRSA.

During fiscal year 2008, our gain from our investment in IRSA was Ps.31.5 million.

59

OTHER SIGNIFICANT EVENTS

Capital increase. During March 2008 we completed our capital increase for 180 million shares of Ps.1.0 nominal value and one vote each, which had been approved at the Shareholders’ Meeting held on October 10, 2007. Accordingly, 100% of the shares offered were subscribed locally and internationally at a subscription price of US$ 1.60 or Ps.5.0528 per share. Following such capital increase, the Company had 500,774,772 outstanding shares. In addition, each shareholder received for each share subscribed, without additional cost, one warrant entitling the holder thereof to acquire 0.33333333 new shares at US$ 1.68 each, i.e. 180 million warrants were granted entitling the holders thereof to purchase an aggregate of 60 million additional shares at the above mentioned price. The warrants expire on May 22, 2015. During the period May 17 to 22, 2008, certain holders of warrants exercised their right to purchase additional shares. Consequently, the Company issued an aggregate of 757,093 common shares of Ps.1.0 nominal value each, and 2,271,290 warrants were cancelled. Since each warrant, which entitles to acquire 0.33333333 shares, has been exercised at the exercise price of US$ 1.68 for each share of Ps.1.0 nominal value, the Company has received US$ 1.3 million. As of June 30, 2008, the Company had 501,531,865 outstanding shares. The warrants are listed on the Buenos Aires Stock Exchange with the symbol “CREW2”, and after obtaining the relevant authorizations, they are also listed on Nasdaq with the symbol “CRESW”. The proceeds from the capital increase, net of issue expenses, amount to Ps.881.1 million. In accordance with the terms of the Offering Prospectus, the proceeds will be used to finance the growth of our core business through investments in the agricultural and livestock sector in Latin America and marginally in other countries to the extent such investments are consistent with our business strategy. The use of proceeds from the issue also included financing additional investments in IRSA through market purchases of outstanding shares and/or preemptive and accretion rights issued in connection with future capital increases of IRSA (see Acquisition of shares of IRSA). Additionally, the proceeds will be used for working capital and other general corporate purposes.

Repurchase of shares. On August 26, 2008, Cresud announced the potential repurchase of shares issued by the Company in order to help reduce the fluctuations of quotation prices and strengthen its shares in the market. There are signs of distortion in the price of shares when considering the Company’s financial strength based on the quality of its assets, including the lands of great productive value and appreciation potential, and the productive business developed by Cresud in Argentina and Brazil. Cresud announced that it will use up to Ps.30.0 million for the share repurchase and that it might acquire up to 10.0 million common shares, in the form of shares or ADS (American Depositary Shares), at a price ranging from Ps.3.0 to Ps.3.5 each. We have started to repurchase shares, which has been duly reported to the Comisión Nacional de Valores and the SEC.

Formation of new companies. On May 8, 2008, Agrology S.A. was incorporated with ownership of Cresud (97%) and Inversiones Ganaderas S.A. (3%). The capital stock of $50,000 has been fully subscribed for and paid in. On May 28, 2008, Agrology S.A. acquired the interest held by Inversiones Ganaderas S.A. in IRSA, for 2,187,479 GDRs, at a price of Ps.96.0 million. In consideration thereof, Agrology S.A. substituted Inversiones Ganaderas S.A. as borrower in the line of credit agreement entered into between the latter and Cresud, for up to such amount. As a result of this sale, the loan agreement on 790,631 GDRs entered into between IRSA and Inversiones Financieras del Sur S.A. was also assigned. After year-end, on August 6, 2008, Agrology S.A. entered into a securities loan agreement with IFISA pursuant to which 1,275,022 GDRs of IRSA were granted under the same conditions as the previous agreement. Agrology S.A.’s corporate purpose is to make contributions to, associate with or invest capital in persons or companies, whether formed or to be formed, or individuals within the country or abroad through the purchase and sale of securities, shares, debentures, any negotiable instruments and commercial papers under any system or method created or to be created, as well as to manage equity interests in the companies controlled by it.

On May 2, 2008, FyO Trading S.A. was incorporated with ownership of Cresud (3.63%) and Futuros y Opciones.com S.A. (96.37%). The capital stock of Ps.20,000 has been fully subscribed for and paid in.

60

Acquisition of shares of IRSA. During the last quarter of fiscal year 2008, Cresud acquired 22,630,620 shares of IRSA. As a result of this acquisition, our investment in common shares of IRSA grew from 37.7% as of March 31, 2008, to 42.13% as of June 30, 2008.

Acquisition of shares of BrasilAgro. During the fourth quarter of fiscal year 2008, the Company acquired 1,956,300 shares of BrasilAgro. As a result of this acquisition, we owned a 14.39% interest as of June 30, 2008.

Agropecuaria Cervera S.A. On July 2, 2008, a memorandum of agreement was entered into under which the concession agreement for the northern region and the concession agreement for part of the southern region of the properties of Salta Forestal S.A. were renegotiated. Under the above mentioned memorandum of agreement, the concession holder shall pay an annual concession fee in U.S. Dollars equivalent to one soybean quintal per harvested hectare of any crops in the northern and southern regions. The annual concession fee shall be paid up to July 1 each year as from 2009. For purposes of determination of the concession fee, the area comprising 2,000 hectares in the southern region has not been taken into consideration, as these hectares are leased to Compañía Argentina de Granos.

In addition, Agropecuaria Cervera S.A. agreed to reduce the area under concession by returning 30,000 hectares, the location of which will be defined in a sketch to be mutually agreed between the parties. As of the date of issuance of these financial statements, the effects of the Memorandum of Agreement are suspended until ratification thereof by the Executive Branch of the Province of Salta.

International Expansion. In the context of operations that represent a new expansion of Cresud’s agricultural and livestock business in South America, after the end of fiscal year 2008, the Company entered into several agreements to carry out real estate and agricultural, livestock and forestry activities in the Republic of Paraguay (see Note 19.c to the financial statements).

OUR INDEBTEDNESS

Convertible Notes due 2007

On November 21, 2002, we issued US$ 50.0 million of convertible notes due November 2007. The convertible notes accrued interest at 8% per annum, payable on a semi-annual basis. The conversion price was US$ 0.5078 per common share which means that each convertible note could be exchanged for 1.9693 common shares. Additionally, each convertible note contained an attached warrant granting an option to acquire 1.9693 shares at a price of US$ 0.6093 each.

The exercise term of our outstanding warrants and the conversion term of our convertible notes issued on November 21, 2002 expired on November 14, 2007. During the conversion and exercise terms, the holders of our warrants and convertible notes exercised an aggregate of 49,867,018 warrants and converted an aggregate of 49,910,874 convertible notes. There are no additional outstanding warrants or convertible notes to acquire our shares.

Credit Suisse Loan Agreement

On May 2, 2006, we entered into a US$ 8 million loan agreement with Credit Suisse. The maturity of this loan agreement is on November 2, 2008 and the applicable interest rate is 3-month LIBOR plus 375 basis points. The Credit Suisse loan agreement was initially secured by a swap transaction under ISDA 2000 Definitions with IRSA’s convertible notes for a total amount of US$ 10 million, which were subsequently replaced with 1,834,860 GDRs of IRSA, plus a U.S. dollar denominated amount that fluctuates in accordance with the trading price of IRSA's shares. This loan agreement imposes certain restrictions on the payment of dividends. Under the agreement we are permitted to pay or distribute, directly or indirectly, whether in cash or obligations with third parties, up to US$ 5,000,000 for any calendar year:

61

•

for any dividend or other distribution on our capital stock or any interest on capital, excluding any dividends, distributions or interest paid solely in our capital stock or in options, warrants or other rights to acquire capital stock;

•	in respect of the purchase, acquisition, redemption, withdrawal, defeasance or other acquisition for value of any of our capital stock or any warrants, rights or options to acquire such capital stock;

•	in respect of the return of any capital to our shareholders as such;

•	in connection with any distribution or exchange of property in respect of our capital stock, warrants, rights, options, obligations or securities to or with our shareholders as such; or

•	in consideration of any irrevocable capital contributions or in payment of interest.

Other Loans

As of June 30, 2008, we had total loans for Ps.190.9 million, composed by unsecured loans for Ps.146.4 million denominated in Pesos and Ps.20.3 million denominated in U.S. Dollars; and secured loan agreements for Ps.24.2 million for the purpose of financing our investment in BrasilAgro, as detailed in the following table, which presents our indebtedness as of June 30, 2008:

	Timetable of Maturity or Amortization
	Currency	Under 1 year	Over 1 year and up to 2 years	Over 2 years and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total	Annual average interest rate
	(in millions of constant Pesos as of June 30, 2008) (1)%
Unsecured loans	ARS	146.4	—	—	—	—	146.4	Floating
Unsecured loans	US$	20.3	—	—	—	—	20.3	6.59
Secured loan agreement	US$	24.2	—	—	—	—	24.2	Libor + 3.75

Total debt		190.9	—	—	—	—	190.9

(1)	Offered exchange rate as of June 30, 2008 US$ 1.00 = Ps.3.025.
(2)	Includes accrued interest.

62

OTHER SIGNIFICANT AGREEMENTS

Service sharing agreements entered into with IRSA and APSA

In view of the fact that our Company, IRSA and APSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management.

As a result, the companies entered into a Framework Agreement for the Exchange of Corporate Services and amendments thereof. At present, the framework agreement includes the following areas for purposes of the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, and Risks and Processes. This Agreement for the exchange of Corporate Services does not fall under the provisions of section 73 of Decree 677/01 currently in force.

The exchange of services consists in the provision of services for value in relation to any of the above mentioned areas, carried out by one or more of the parties on behalf of the other party or parties, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided. The effective term of this Framework Agreement for the Exchange of Corporate Services is 24 months, automatically renewable for an additional 24-month period unless terminated by any of the companies by giving due notice.

Under this agreement, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

It should be noted that, notwithstanding this procedure, IRSA, Cresud and APSA maintain total independence in their strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE. In addition, Alejandro Gustavo Elsztain is the General Coordinator while the operation and implementation are the responsibility of Gabriel Adolfo Gregorio Reznik on behalf of our Company, Cedric Bridger on behalf of IRSA, and Abraham Perelman on behalf of Alto Palermo.

63

PROSPECTS FOR NEXT YEAR

Current national and international economic conditions place the agricultural and livestock sector and our Company in a favorable position to seize new opportunities in the market.

Prospects for the coming year are highly promising. Crop prices are good from a historical standpoint, and there is consensus in the market regarding the fact that these prices will remain high for a long period, as they are driven by sound growth in demand and are, therefore, not likely to change significantly in the short and medium term. In this regard, we will continue with our strategy to supplement agricultural activities in our own farms with agricultural activities in leased farms and farms under concession, as long as the return on capital invested in this activity meets the minimum levels required for the business. In this way we seek to reduce production risks and dilute production costs while further increasing agricultural production to take advantage of the excellent prospects in crop prices. By the end of next year our sown surface area is expected to be approximately 90,000 hectares.

In connection with our cattle beef business, our strategy for next year is to continue to increase production through the addition of hectares in operation at the “Los Pozos” farmand to focus on vertical integration by slaughtering our own cattle and exporting on behalf of third parties.

We will continue to expand our dairy business in order to seize opportunities in the market by increasing the number of cows in milking. In addition, we are analyzing the possibility of growing in the milk production chain through by-products and the feasibility of constructing our fourth dairy parlor.

As regards the development of marginal areas, we will continue with the development of our “Los Pozos” farm by incorporating additional land devoted to agricultural and principally beef cattle production, where we are planning to add a further 20,000 hectares by the end of next fiscal year. We also plan to continue with the development of additional hectares for agricultural production in the farm under concession Agropecuaria Cervera S.A.

During next fiscal year, we will begin to see the results from the sheep production activities at the “8 de Julio” farm, located in the province of Santa Cruz. This business has excellent prospects and we plan to seize this opportunity.

Continuing with our regional expansion strategy, we are currently analyzing new alternatives in other Latin American countries which have soil, weather and infrastructure conditions suited to agricultural development. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such other countries which include, among others, Brazil, Bolivia, Paraguay and Uruguay. We aim at developing a regional portfolio with major appreciation potential. So that its positioning in the region could be formalized, subsequent to the year-end of fiscal year 2008, the Company entered into a number of agreements that will allow it to conduct business in the real estate, agricultural, livestock and forestry industries in Paraguay through the acquisition of 20,000 hectares and the possibility of adding a further 50,000.

The prospects for the agribusiness sector are highly appealing. We believe that companies such as Cresud, with a long track record and deep knowledge of the sector, will have an excellent chance to seize the best opportunities in the market.

64

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

a) Directors, Alternate Directors and Senior Management

Our Company is managed by a board of directors, which consists of nine directors and five alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times. There are no arrangements or understandings pursuant to which any director or person from senior managements is selected.

Our current board of directors was elected at shareholders’ meetings held on November 29, 2005, October 31, 2006 and October 10, 2007 for terms expiring in the years 2008, 2009 and 2010, respectively.

Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/08	11/29/05	1994
Saúl Zang	12/30/1945	First vice-chairman	06/30/08	11/29/05	1994
Alejandro G. Elsztain	03/31/1966	Second vice- chairman and CEO	06/30/10	10/10/07	1994
Clarisa D. Lifsic	07/28/1962	Director	06/30/10	10/10/07	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/09	10/31/06	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/09	10/31/06	2003
Fernando A. Elsztain	01/04/1961	Director	06/30/10	10/10/07	2004
David A. Perednik	11/15/1957	Director and chief administrative officer	06/30/10	10/10/07	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Director	06/30/09	10/31/06	2006
Salvador D. Bergel	04/17/1932	Alternate director	06/30/08	11/29/05	1996
Juan C. Quintana Terán	06/11/1937	Alternate director	06/30/08	11/29/05	1994
Gastón A. Lernoud	06/04/1968	Alternate director	06/30/08	11/29/05	1999
Enrique Antonini	03/16/1950	Alternate director	06/30/10	10/10/07	2007
Eduardo Kalpakian	03/03/1964	Alternate director	06/30/10	10/10/07	2007

(1)	The business address of our management is Cresud S.A.C.I.F.I. y A., Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.
(2)	Term expires at the annual ordinary shareholders’ meeting.

Enrique Antonini, Eduardo Kalpakian, Gabriel A. G. Reznik, Jorge Oscar Fernández and Pedro Damaso Labaqui Palacio qualify as independent directors, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA, Alto Palermo S.A. (“Alto Palermo” or “APSA”), Shopping Alto Palermo S.A., Consultores Asset Management and BACS Banco de Crédito & Securitización, among other companies. He is also vice-chairman of Banco Hipotecario, E-Commerce Latina S.A. and BrasilAgro among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is a member of the International Bar Association and the Inter-American Federation of Lawyers (Federación Interamericana de Abogados). He is a founding member of the law firm Zang,

65

Bergel & Viñes. He is also first vice-chairman of the board of directors of IRSA and Shopping Alto Palermo S.A., and vice-chairman of Alto Palermo, Puerto Retiro and Fibesa; and director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). He is chairman of Inversiones Ganaderas S.A. and Cactus Argentina. He is also second vice-chairman of IRSA and executive vice-chairman of Alto Palermo and Shopping Alto Palermo S.A. He is a member of the board of directors of Futuros y Opciones S.A. Mr. Alejandro G. Elsztain is the brother of our chairman, Eduardo S. Elsztain, and cousin of Fernando A. Elsztain.

Clarisa D. Lifsic. Mrs. Lifsic obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires) and she holds a Masters Degree in Sciences with management expertise from Massachusetts Institute of Technology. She has also held offices in research and financial analysis areas in the private sector since 1987. She currently is the chairman of the board of directors of Banco Hipotecario.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad de Buenos Aires). He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A., Tarshop S.A. and Fibesa, as well as member of the board of Banco Hipotecario, among others.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires). He has performed professional activities at several banks, financial corporations, brokerage and insurance firms and other companies related to financial services. He is also involved in many industrial, commercial and professional institutions and associations.

Fernando A. Elsztain. Mr. Elsztain studied architecture at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA, Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro. He is the cousin of our chief executive officer Alejandro Elsztain and of our chairman Eduardo S. Elsztain.

Pedro Damaso Labaqui Palacio. Mr. Labaqui obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also a Director of Bapro Medios de Pago SA, Permanent Syndic of Bayfe S.A. Fondos Comunes de Inversión, director and member of the Supervisory Committee of J. Minetti S.A., and director of REM Sociedad de Bolsa S.A.

David A. Perednik. Mr. Perednik obtained a degree in accounting from University of Buenos Aires (Universidad de Buenos Aires). He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also chief administrative officer of IRSA and Alto Palermo.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from Litoral University (Universidad Nacional del Litoral). He is a founding partner of Zang, Bergel & Viñes and a consultant at Repsol YPF S.A. He is also an alternate director of IRSA and Alto Palermo.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also a consultant at Zang, Bergel & Viñes law firm. He has been chairman and Judge of the National Commercial Court of Appeals of the City of Buenos Aires (Cámara Nacional de Apelaciones en lo Comercial). He is an alternate director of IRSA.

66

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad del Salvador) in 1992. He obtained a Masters degree in Corporate Law in 1996 from Palermo University (Universidad de Palermo). He was a senior associate of the Zang, Bergel & Viñes law firm until June 2002, when he joined the in-house legal team.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He also served as a director of Inversiones y Representaciones S.A. from 1993 to 2002. He is a member of the Argentine Banking Lawyers Committee (Comité de Abogados de Bancos de la República Argentina) and the International Bar Association.

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business administration from the University of Belgrano (Universidad de Belgrano). He has also an MBA from the CEMA University of Argentina. He has been a director for 25 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina, and is currently vice-chairman of the board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

Employment contracts with our directors

We do not have written contracts with our directors. However, Messrs. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, Clarisa Lifsic and David Perednik are employed by us under the Labor Contract Law No. 20,744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Management

Appointment of Senior Management

Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors. There are no arrangements by which a person is selected as a member of our senior management.

Information on Senior Management

The following table shows information about our current senior managers:

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	CEO	1994
Alejandro Bartolomé	12/09/1954	Chief Executive Officer of the Argentine Operation	2008
Carlos Blousson	09/21/1963	Chief Executive Officer of the International Operation (Paraguay/ Bolivia/ Uruguay)	2008
Alejandro Casaretto	10/15/1952	Regional Manager of Agricultural Real Estate	2008
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	1997

The following is a biographical description of each of our senior managers who are not directors:

Alejandro Bartolomé. Mr. Bartolomé obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires) and a Master’s degree in Animal Production from University of Reading (England). He was treasurer of CREA Monte Buey Inriville and coordinator of the Dairy Group Santa

67

Emilia from 1993 until 1996. He also worked as a farm manager and was associated to a farm management company called Administración Abelenda, Magrane, Anchorena.

Carlos Blousson. Mr. Blousson obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Sales Officer since 1996. Prior to joining Cresud, he worked as a futures and options operator at Vanexva Bursátil – Sociedad de Bolsa. Previously, he worked as a farm manager and a technical advisor at Leucon S.A.

Alejandro Casaretto. Mr. Casaretto obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Technical Manager, a farm manager and has been a technical coordinator since 1975.

Gabriel Blasi. Mr. Blasi obtained a business administration degree and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA, Centro de Estudios Macroeconómicos Argentinos) and at IAE, Austral University (IAE, Universidad Austral). He developed his career in the Investment Banking and Capital Markets areas at banks such as Citibank and Banco Río (BSCH). Prior to joining the group, he was Finance Director at Carrefour Argentina Group and Goyaique SACIFIA (Perez Companc Group). Currently, he serves as chief financial officer of IRSA and APSA.

Supervisory Committee

Our Supervisory Committee is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the decisions adopted at shareholders’ meetings. The members of the Supervisory Committee are appointed at the annual general ordinary shareholders’ meeting for a term of one year. The Supervisory Committee is composed of three members and three alternate members.

The following table shows information about the members of our Supervisory Committee, who were elected at the annual general ordinary shareholders’ meeting which was held on October 10, 2007:

Member	Date of Birth (m/d/y)	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Roberto Murmis	04/07/1959	Member
Alicia Rigueira	12/02/1951	Alternate member
Sergio Kolaczyk	11/28/1964	Alternate member
Silvia Cecilia de Feo	10/07/1958	Alternate member

All members of the supervisory committee qualify as independent, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. Formerly, he was a manager of Harteneck, López y Cía. / Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA, Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos and Inversora Bolívar.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committee of IRSA, Alto Palermo, Shopping Alto Palermo and Inversora Bolívar.

68

Roberto Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International. Mr. Murmis worked as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos). Furthermore, he is a member of the Supervisory Committee of IRSA, Shopping Alto Palermo, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Since 1998 she has been a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions at Harteneck, López y Cía., affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of the University of Lomas de Zamora (Universidad de Lomas de Zamora).

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a professional of Abelovich, Polano & Asociados S.R.L. / Nexia International. He is also an alternate member of the Supervisory Committee of Alto Palermo and IRSA.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano (Universidad de Belgrano). She is a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina, and former manager at Harteneck, López y Cía. / Coopers & Lybrand. She is also a member of the Supervisory Committees of IRSA, Shopping Alto Palermo, Inversora Bolivar and Baldovinos S.A.

Audit Committee

Management uses the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Report”) to assess effectiveness of internal control over financial reporting.

The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	Effectiveness and efficiency of operations

•	Reliability of financial reporting

•	Compliance with applicable laws and regulations

Based on the above, a company’s internal control system involves all levels of the company actively involved in exercising control:

•	the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

•

the management of each area is responsible for internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the area and, therefore, those of the entity as a whole;

•	the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the

69

enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and our external auditors.

On December 13, 2006, our board of directors appointed Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, and Gabriel Adolfo Reznik, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1).

b) Compensation

Compensation of directors

Under Argentine law, if the compensation of the members of the board of directors is not established in the by-laws of the company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders’ meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered at the shareholders’ meeting.

At our shareholders meeting held on October 10, 2007 the shareholders approved an aggregate remuneration of Ps.2.2 million for all of our directors for the fiscal year ended June 30, 2007.

Compensation of Supervisory Committee

The shareholders meeting held on October 10, 2007 further approved by majority vote to pay aggregate remuneration of Ps.30,000 to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2008 was Ps.3.8 million.

Compensation of the Audit Committee

The members of our Audit Committee do not receive additional compensation other than that received for their services as members of our board of directors.

Compensation plan for executive management

Cresud is currently developing a special compensation plan for our key managers (the “Plan”) by means of contributions to be made by the employees and us.

Such Plan is directed to certain selected employees and aims to retain them by increasing their total compensation package. It is granted to those who have met certain conditions. Participation and

70

contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee (the “Participant”), he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2.5% of their monthly salary and up to 15.0% of their annual bonus.

Our contribution will be 200% of the employees´ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds as a result of the Participants’ contributions are transferred to a special independent financial vehicle created in Argentina as an Investment Fund approved by the Comisión Nacional de Valores. Such funds are freely redeemable upon request of the Participants.

Contributions made by us under the Plan are transferred to another separate and independent financial vehicle.

Participants or their assignees, as the case may be, will have access to 100% of the benefits of the Plan (that is, our contributions made on the Participants’ behalf to the specially created financial vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;

•	total or permanent incapacity or disability; and

•	death.

In case of resignation or termination without good cause, the Participant may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

As of June 30, 2008, our contributions amounted to Ps.0.4 million.

DIVIDENDS AND DIVIDEND POLICY

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our supervisory committee; and

•	additional amounts are allocated for the payment of dividends or to optional reserve funds, or to establish reserves for whatever other purpose our shareholders determine.

On May 2, 2006, we entered into a US$ 8 million loan agreement with Credit Suisse which imposes restrictions on our ability to pay dividends. Under this loan agreement, which matures on November 2, 2008, we are not permitted to pay dividends or make other restricted payments (including purchases or redemptions of our capital stock), in cash, obligations or other property, in an aggregate amount exceeding US$ 5 million in any calendar year.

71

The following table sets forth the dividend payout ratio and the amount of dividends paid on each fully paid common share for the mentioned years. Amounts in Pesos are presented in historical, non-inflation adjusted Pesos as of the respective payment dates.

Year	Total Dividend	Dividend per Common Share(1)
	(millions of Pesos)	(Pesos)
1996	—	—
1997	—	—
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—

2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026

(1)	Corresponds to per share payments. To calculate the dividend paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date.

Future dividends with respect to our common shares, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our shareholders at a general shareholders’ meeting may deem relevant. As a result, we cannot give you any assurance that we will pay any dividends at any time in the future.

As of the date hereof, the board of directors continues to evaluate the proposal to be submitted to the shareholders’ meeting on dividend distribution.

MARKET INFORMATION

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “CRES”. Since March 1997, our ADSs, each representing 10 common shares, are listed on the NASDAQ under the trading symbol “CRESY”. The Bank of New York is the depositary with respect to the ADSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our shares on the Buenos Aires Stock Exchange for the first quarter of 2002 through June 2008. The table also shows the high and low daily closing prices of our ADSs in U.S. dollars and the quarterly trading volume of our ADSs on the NASDAQ for the first quarter of 2002 through June 2008. Each ADS represents ten common shares.

	Buenos Aires Stock Exchange			NASDAQ
	Share Volume	Ps. per Share		ADS Volume	US$ per ADS
		High	Low		High	Low
Fiscal Year 2002
1st Quarter	4,238,215	0.94	0.83	356,700	9.4	8.38
2nd Quarter	22,366,137	0.86	0.62	316,700	8.38	5.99
3rd Quarter	89,256,220	1.84	0.71	349,900	6.77	5.60
4th Quarter	4,271,862	2.28	1.82	1,182,000	6.52	5.04
Annual	120,132,434	2.28	0.62	2,205,300	9.4	5.04
Fiscal Year 2003

72

	Buenos Aires Stock Exchange			NASDAQ
	Share Volume	Ps. per Share		ADS Volume	US$ per ADS
		High	Low		High	Low
1st Quarter	9,390,116	2.43	1.47	1,506,964	6.52	3.99
2nd Quarter	2,924,294	2.35	1.70	1,030,157	6.08	4.48
3rd Quarter	4,101,037	2.72	1.70	3,279,484	8.40	5.06
4th Quarter	3,915,643	2.66	2.04	1,899,432	9.73	6.62
Annual	20,331,090	2.02	2.04	7,716,037	9.73	3.99
Fiscal Year 2004
1st Quarter	4,037,206	2.65	2.24	2,491,280	9.29	7.74
2nd Quarter	2,789,601	4.40	2.58	11,026,601	14.91	9.04
3rd Quarter	7,309,323	3.86	2.84	8,085,500	12.49	10.06
4th Quarter	3,572,063	3.52	2.54	4,892,233	12.54	8.38
Annual	17,708,183	4.40	2.84	26,495,614	14.91	7.74
Fiscal Year 2005
1st Quarter	1,827,036	3.62	2.94	2,433,951	12.22	9.81
2nd Quarter	1,452,712	4.37	3.41	4,400,896	14.99	11.23
3rd Quarter	1,355,908	4.91	3.79	10,671,890	16.87	12.93
4th Quarter	4,597,793	4.03	2.88	7,392,284	13.74	9.78
Annual	9,233,449	4.91	2.88	24,899,021	16.87	9.78
Fiscal Year 2006
1st Quarter	3,968,113	4.03	3.19	5,448,497	13.97	11.10
2nd Quarter	4,915,037	3.93	3.10	5,316,532	13.71	10.12
3rd Quarter	4,582,691	4.38	3.22	8,431,362	14.44	10.42
4th Quarter	4,003,720	5.73	3.73	17,830,919	19.45	12.10
Annual	17,469,361	5.73	3.10	37,027,310	19.45	10.12
Fiscal Year 2007
1st Quarter	1,812,774	4.68	3.90	5,288,618	15.43	12.42
2nd Quarter	1,793,537	5.30	4.35	9,816,001	17.53	14.23
3rd Quarter	3,439,865	6.73	5.06	9,712,198	22.08	16.58
4th Quarter	13,792,055	7.37	6.12	7,522,056	24.28	19.81
Annual	20,838,231	7.37	3.90	32,338,873	24.28	12.42
Fiscal Year 2008
1st Quarter	3,129,519	6.87	5.43	8,713,926	21.71	16.25
2nd Quarter	4,255,009	7.45	5.43	8,618,274	23.76	17.14
3rd Quarter	11,565,947	5.84	4.53	12,236,895	18.84	13.99
4th Quarter	8,008,908	5.43	4.71	11,790,596	16.98	14.48
Annual	26,959,383	7.45	4.53	41,359,691	23.76	13.99
January 2008	896,712	5.84	5.07	2,559,113	18.84	16.42
February 2008	1,050,820	5.77	5.22	2,849,493	18.30	16.20
March 2008	9,618,415	5.70	4.53	6,828,289	17.50	13.99
April 2008	3,778,825	5.43	4.82	4,236,829	16.98	15.15
May 2008	2,705,345	5.28	4.71	3,581,634	16.49	14.53
June 2008	1,524,738	4.91	4.72	3,972,133	15.37	14.48

Source: Bloomberg

As of June 30, 2008, ADRs evidencing 45,457,564 ADSs were outstanding (equivalent to 454,575,640 common shares or 90.6% of the total number of issued common shares).

73

Name of the Company:	Cresud Sociedad Anónima
Comercial, Inmobiliaria,
Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Fiscal year No. 73 started on July 1, 2007

Financial Statements for the fiscal year ended June 30, 2008

In comparative format with previous fiscal year

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	July 28, 2008

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)
SHARES
Type of stock	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Ordinary certified shares of
Ps.1 face value and 1 vote each	501,531,865	501,531,865	501,531,865

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of June 30, 2008 and 2007

	June 30, 2008 (Notes 1, 2 and 3) Pesos	June 30, 2007 (Notes 1, 2 and 3) Pesos		June 30, 2008 (Notes 1, 2 and 3) Pesos	June 30, 2007 (Notes 1, 2 and 3) Pesos
ASSETS			LIABILITIES
Current Assets			Current Liabilities
Cash and banks (Note 4.a.)	47,795,227	46,930,644	Debts:
Investments (Note 4.b.)	485,292,447	39,841,438	Trade accounts payable (Note 4.g.)	49,539,528	30,935,851
Trade accounts receivable (Note 4.c.)	35,792,871	37,930,596	Loans (Note 4.h.)	195,600,209	122,749,734
Other receivables (Note 4.d.)	55,390,709	39,611,870	Salaries and social security payable (Note 4.i.)	6,409,289	4,219,120
Inventories (Note 4.e.)	111,525,262	52,460,289	Taxes payable (Note 4.j.)	10,324,198	6,699,044
Other assets (Note 4.f.)	1,070,506	—	Other debts (Note 4.k)	473,960	3,087,957

Total current assets	736,867,022	216,774,837	Total Debts	262,347,184	167,691,706

			Total current liabilities	262,347,184	167,691,706

			Non-current liabilities
Non-current assets			Trade accounts payable (Note 4.g.)	—	246,231
Other receivables (Note 4.d.)	41,364,810	43,236,560	Loans (Note 4.h.)	—	24,744,000
Inventories (Note 4.e.)	76,113,042	68,345,438	Taxes payable (Note 4.j.)	41,817,828	51,312,237
Investments on controlled and related companies (Note 4.b.)	925,618,251	436,554,114	Other debts (Note 4.k.)	293,386	347,549
Other investments (Note 4.b.)	352,260	37,468,260	Previsions (Schedule E)	1,803,330	1,747,606

Fixed assets, net (Schedule A)	266,615,763	245,919,561	Total Non-current liabilities	43,914,544	78,397,623

Intangible assets, net (Schedule B)	22,829,041	23,581,646	Total Liabilities	306,261,728	246,089,329

Total Non-Current Assets	1,332,893,167	855,105,579

			Minority interest	1,160,330	836,872

			SHAREHOLDERS’ EQUITY	1,762,338,131	824,954,215

Total Assets	2,069,760,189	1,071,880,416	Total Liabilities and Shareholders’ Equity	2,069,760,189	1,071,880,416

The accompanying notes and schedules are an integral part of the consolidated financial statements

Saul Zang
Vice PresidentPh

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

	June 30, 2008 (Notes 1, 2 and 3) Pesos	June 30, 2007 (Notes 1, 2 and 3) Pesos
Production income:
Crops	117,473,605	72,426,012
Beef cattle	23,926,925	19,462,410
Milk	18,420,338	10,911,397

Total production income	159,820,868	102,799,819

Cost of production (Schedule F.2):
Crops	(82,150,711)	(51,538,292)
Beef cattle	(19,316,000)	(15,050,438)
Milk	(14,283,089)	(8,476,391)

Total cost of production	(115,749,800)	(75,065,121)

Production profit	44,071,068	27,734,698

Sales:
Crops	86,870,493	53,401,376
Beef cattle	32,431,928	31,966,582
Milk	17,492,552	9,730,929
Feed Lot	—	3,102,229
Others	25,785,987	12,116,372

Total Sales	162,580,960	110,317,488

Cost of sales (Schedule F.1):
Crops	(75,948,518)	(47,350,203)
Beef cattle	(30,038,217)	(30,272,710)
Milk	(17,629,859)	(9,730,929)
Feed Lot	—	(2,784,315)
Others	(17,379,224)	(6,737,019)

Total cost of sales	(140,995,818)	(96,875,176)

Sales profit	21,585,142	13,442,312

Gross profit	65,656,210	41,177,010

Selling expenses (Schedule H)	(14,497,124)	(9,971,891)
Administrative expenses (Schedule H)	(26,103,558)	(16,628,088)
Gain from sale of farm	20,014,447	22,255,710
Holding gain – Others assets	885,009	—
Holding gain – Beef cattle (Schedules F.1 and F.2)	8,535,154	5,102,943
Holding gain – Crops, raw materials and MAT	(10,877,719)	(3,926,654)

Operating gain	43,612,419	38,009,030

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	(32,490,358)	(1,151,529)
Interest income	4,439,794	1,833,687
Doubtful Accounts (Schedule E)	(8,661)
Tax on banking debits and credits	(4,518,381)	(1,901,855)
Holding gain and result of transactions on securities investment	2,745,524	1,074,212
Interest on bonds	(387,392)	2,959,795
Others	33,614	68,666

Total	(30,185,860)	2,882,976

Generated by liabilities:
Reference stabilization index (CER)	—	1,551
Financial expenses:
Interest on Convertible bonds	(88,383)	(2,716,240)
Interest on loans	(23,327,905)	(9,834,569)
Others	(662,226)	(996,160)
Exchange differences and discounts	1,996,793	204,448

Total	(22,081,721)	(13,340,970)

Other income and expenses, net
Gains from other fixed assets sales	38,589	7,542
Others	442,672	(1,829,527)
Shareholders’ personal assets tax and miscellaneous	(4,573,764)	(2,428,815)

	(4,092,503)	(4,250,800)

Gain from controlled and related companies	38,417,207	40,198,825
Management fee	(2,170,982)	(5,484,697)

Net income before income tax and minority interest	23,498,560	58,014,364

Income tax expense	(284,073)	(8,375,095)
Minority interest	(266,449)	(277,000)

Net income for the year	22,948,038	49,362,269

The accompanying notes and schedules are an integral part of the consolidated financial statements

Saul Zang

Vice President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

	June 30, 2008 (Notes 1, 2 and 3) Pesos	June 30, 2007 (Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents

Cash and cash equivalents at the beginning of the year	86,183,136	27,377,050
Cash and cash equivalents at the end of the year	521,086,431	86,183,136

Net increase in cash and cash equivalents	434,903,295	58,806,086

Causes of changes in cash and cash equivalents
Operating activities
Income for the year	22,948,038	49,362,269
Accrued interest during the year	23,338,800	12,699,048
Income tax	284,073	8,375,095

Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	(38,417,207)	(40,198,825)
Minority interest	266,449	277,000
Increase in allowances, provisions and accruals	9,297,728	9,053,039
Depreciation of fixed assets	5,721,242	4,459,067
Amortization of intangible assets	752,605	—
Holding gain – Inventory	2,342,565	(1,250,852)
Financial results	765,184	(2,363,592)
Gain from sale of fixed assets	(20,053,036)	(22,263,252)

Changes in operating assets and liabilities
(Increase) decrease in current investments	(12,110,680)	6,162,768
Decrease (increase) in trade accounts receivable	1,990,218	(28,541,205)
Increase in other receivables	(35,404,992)	(27,327,151)
Increase in inventories	(71,089,201)	(28,274,045)
Increase in social security payables, taxes payable and advances from customers	5,972,340	5,581,373
Increase (decrease) in trade accounts payable	15,126,630	(2,873,413)
Dividends collected	2,709,392	1,352,941
Decrease in non-current investments	—	(89,987)
(Decrease) in other debt	(5,721,407)	(281,072)

Cash flows applied to operating activities	(91,281,259)	(56,140,794)

Investment activities

Increase in interest related companies	(407,516,432)	(726,804)
Acquisition and upgrading of fixed assets	(28,018,672)	(29,326,622)
Collection of receivables from sale of fixed assets	21,389,034	3,850,808
Sale of fixed assets	22,497,817	25,335,741

Cash flows applied to investment activities	(391,648,253)	(866,877)

Financing activities
Capital Increase (Note 16)	881,116,861	—
Exercise of Warrants and Options	15,147,708	84,175,558
Dividends paid	(8,250,000)	(5,500,000)
Increase in financial loans	79,197,773	84,508,257
Decrease in financial loans	(45,686,836)	(45,139,498)
Decrease in seller financing	(3,692,699)	(2,230,560)

Cash flows provided by financing activities	917,832,807	115,813,757

Net increase in cash and cash equivalents	434,903,295	58,806,086

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	1,914,059	1,460,459
Increase in other receivables by sale of fixed assets	—	3,646,002
Increase in interest in related companies through a decrease of non-current investment	37,764,000	—
Increase in fixed assets through a increase in trade account payable and other liabilities	—	3,714,000
Conversion of notes in common stock	8,518,791	69,659,906
Tax effect issuance expenses of capital included in paid-in capital	9,935,499	—

Complementary information
Interest paid	18,482,238	9,200,569
Income tax paid	4,352,941	1,738,045

Saul Zang

Vice President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Notes to the Consolidated Financial Statements

Corresponding to the fiscal years beginning on July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the unifying accounting standards approved by the Comisión Nacional de Valores (CNV), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), the Balance Sheet as of June 30, 2008 and 2007 and the Statements of Income and the Statements of Cash Flows for the fiscal years ended on those dates were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares (see Note 1.b to the basic financial statements).

During the year ended June 30, 2007, the equity interest in Cactus Argentina S.A. has been changed from 50% to 24% due to entry of a new shareholder (see note 12.b to the stand-alone financial statements), consequently, income (loss) through December 31, 2006, includes the proportional consolidation at 50% with Cactus Argentina S.A. through that date.

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Agropecuaria Cervera S.A. as of June 30, 2008 and 2007 have been used in order to determine line by line consolidation. Likewise, as during the current year the companies Agrology S.A. and Fyo Trading S.A. has been organized, their financial statements are only consolidated through June 30, 2008.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2007.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99	99.99

Futuros y Opciones.Com S.A.	68.10	68.10

Agropecuaria Cervera S.A.	90.00	99.99	(1)

Agrology S.A.	97.00	99.99	(1)

Fyo Trading S.A.	3.63	69.26	(2)

(1)	Includes Interests in Participations of Inversiones Ganaderas S.A.
(2)	Includes Interests in Participations of Futuros y Opciones.Com S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the

preparation of its Financial Statements, as detailed in Note 2 of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

Valuation criteria – fixed assets

The mass wood comprising this account has been valued at cost less respective accumulated depreciation as the Company has no intention to sell it, but use it in the production process.

Its cost was calculated according to a “Report on forestry mass increase” carried out by a forestry engineer at the request of the preceding shareholders of Agropecuaria Cervera S.A. (ACER).

ACER former board of directors based on such report as well as on owns estimates accepted the value of the mass wood in Ps. 4,320,000.

Depreciation for the year was calculated based on the remaining concession term

Other considerations – concessions granted

Among other goods and rights ACER has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ACER.

Among other obligations ACER has to invest Ps. 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 60,000 cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

On July 2, 2008, a memorandum of understanding was executed by which the concession agreement mentioned in note 14 was renegotiated.

High relevant valuation and disclosure criteria applied in preparing the financial statements of Inversiones Ganaderas S.A. (IGSA), Futuros y Opciones.Com S.A. (“FYO”) and Agrology S.A. and not explained in the valuation criteria note of the holding company are as follows:

Others assets

The other assets for which price-fixing prepayments were received and the contractual conditions of the transaction ensure the actual materialization of the sale and the income and they are valued at net realization value. Income from such valuation is disclosed in the account “Income from valuation of other assets at net realization value” in the Statement of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

As of June 30, 2008 and 2007, the principal items of the financial statements are as follow:

a.	Cash and banks

	June 30, 2008 Pesos	June 30, 2007 Pesos
Cash	143,329	75,085
Foreign currency (Schedule G)	19,471	4,137
Local currency checking account	1,563,460	7,258,440
Foreign currency checking account (Schedule G)	44,627,787	39,189,438
Local currency saving account	54,628	49,708
Foreign currency saving account (Schedule G)	102,177	4,360
Checks to be deposited	1,284,375	349,476

	47,795,227	46,930,644

b.	Investments and Goodwill

	June 30, 2008 Pesos	June 30, 2007 Pesos
Investment
Investment (Schedules C and G)	485,292,447	39,841,438

	485,292,447	39,841,438

Investment from related companies
Investment from related companies (Schedule C)	1,128,540,680	503,860,500

	1,128,540,680	503,860,500

Other investments
Other investments (Schedules C and G)	352,260	37,468,260

	352,260	37,468,260

Goodwill
Goodwill (Schedule C)	(202,922,429)	(67,306,386)

	(202,922,429)	(67,306,386)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

c.	Trade accounts receivable

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Accounts receivable in local currency	30,357,657	36,594,225
Less:
Allowance for doubtful accounts (Schedule E)	(381,020)	(372,359)
Accounts receivable in foreign currency (Schedule G)	4,608,610	638,020
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	1,206,691	1,069,777
Comercializadora los Altos S.A. (Ex-Alto City.Com S.A.)	933	933

	35,792,871	37,930,596

d.	Other receivables

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Prepaid leases	11,366,483	6,434,233
Income tax prepayments and tax credit (net of accrual for income tax)	14,853,470	10,276,688
Guarantee deposits and premiums (Schedule G)	1,174,275	2,805,415
Secured by mortgage (Schedule G)	6,188,608	6,995,220
Prepaid expenses	113,109	193,568
Other tax credit	22,869	249,905
Tax on minimum presumed income	41,944	—
Outstanding Valued Added tax, Gross sales tax and others tax credit	14,149,134	7,097,093
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	3,391,603	4,266,771
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	106,903
Agro-Uranga S.A.	56,410	511,221
BrasilAgro – Companhia Brasileira de Propiedades Agrícolas	305,949	30,537
Consultores Asset Management S.A.	1,280,709	—
Inversiones Financieras del Sur S.A. (Schedule G)	160,177	—
Credits to employees	237,749	225,994
Directors	991	735
Others (Schedule G)	2,047,229	417,587

	55,390,709	39,611,870

Non-current
Prepaid leases	—	179
Outstanding Valued Added tax and others tax credit	12,814,725	9,927,081
Income tax prepayments	147,930	11,676,208
Secured by mortgage (Schedule G)	7,048,582	13,097,871
Tax on minimum presumed income	20,055,857	7,750,517
Deferred tax	1,297,716	538,473
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A. (Schedule G)	—	4,100
Alto Palermo S.A. (Schedule G)	—	178,341
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	41,117
Others (Schedule G)	—	22,673

	41,364,810	43,236,560

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e.	Inventories

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Beef cattle	12,836,555	11,130,777
Crops	67,224,392	30,866,271
Unharvested crops	6,486,244	2,673,752
Seeds and fodder	3,276,838	2,250,776
Materials and others	21,701,233	5,538,713

	111,525,262	52,460,289

Non-Current
Beef cattle	76,113,042	68,345,438

	76,113,042	68,345,438

f.	Others assets

	June 30, 2008 Pesos	June 30, 2007 Pesos

Current	1,070,506	—

Properties for sale – (real states)	1,070,506	—

g.	Trade accounts payable

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Suppliers in local currency	5,477,995	1,021,578
Suppliers in foreign currency (Schedule G)(1)	12,429,961	13,233,514
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolivar S.A.	185,256	40,508
Alto Palermo S.A.	3,374,758	1,075,643
Shoping Alto Palermo S.A.	2,681	—
IRSA Inversiones y Representaciones S.A.	85,405	124,752
Cactus Argentina S.A.	88,134	669,346
Estudio Zang, Bergel & Viñes	893,152	328,551
Fundación IRSA	1,073,000	1,800,000
CYRSA S.A.	39,948	—
Accrual for other expenses (Schedule G)	24,247,357	11,478,248
Accrual for harvest expenses	1,578,881	1,163,711

	49,539,528	30,935,851

Non-Current
Accrual for other expenses (Schedule G)	—	246,231

	—	246,231

(1)	As of June 30, 2008 includes US$ 1,449,726 from the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. See Note 11 to the basic financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

h.	Loans

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Local financial loans (Note 15 and Schedule G)	171,138,334	114,005,729
Foreign financial loans (Notes 15, 17 and Schedule G)	24,461,875	—
Convertible Notes 2007 Interest payable (Schedule G)	—	85,460
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	—	3,148
Convertible Notes 2007 expenses	—	(12,742)
Convertible Notes 2007 (Schedule G)	—	8,563,979
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	—	104,160

	195,600,209	122,749,734

Non-Current
Foreign financial loans (Notes 15, 17 and Schedule G)	—	24,744,000

	—	24,744,000

i.	Salaries and social security payable

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Accrual for vacation and statutory annual bonus	5,187,704	3,775,108
Social security taxes payable	857,623	88,647
Salaries payable	318,410	277
Health care payable	34,760	32,694
Others	10,792	322,394

	6,409,289	4,219,120

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

j.	Taxes payable

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Accrual for income tax	290,125	—
Tax on minimum presumed income	8,993,932	5,503,470
Value added tax	25,654	219,776
Property tax payable	46,251	230,361
Taxes withheld Income tax	663,912	518,641
Gross sales tax payable	293,211	193,103
Taxes withheld-Gross sales tax payable	1,877	937
Taxes withheld-Value added tax payable	—	20,270
Others	9,236	12,486

	10,324,198	6,699,044

Non-current
Deferred income tax	41,817,828	51,312,237

	41,817,828	51,312,237

k.	Other debts

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Management fees accrual	—	2,817,997
Other income to be accrued	54,164	—
Loan to FYO minority shareholders	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	285,600	81,600
Others in local currency	—	54,164

	473,960	3,087,957

Non-current
Other income to be accrued	293,386	347,549

	293,386	347,549

Cresud Sociedad Anónima,

Comerical, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:

a)	Assets based on their estimated collection term (in Pesos)

	Current and non-current Investment		Trade accounts receivable		Other receivables
Based on their estimated collection term	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
1st quarter 2008/2007 financial period	—	—	—	37,930,596	—	17,675,316
2nd quarter 2008/2007 financial period	—	379,408	—	—	—	3,822,775
3rd quarter 2008/2007 financial period	—	—	—	—	—	1,422,981
4th quarter 2008/2007 financial period	—	—	—	—	—	4,703,416
1st quarter 2009/2008 financial period	—	—	35,792,871	—	14,820,291	2,178,303
2nd quarter 2009/2008 financial period	—	—	—	—	16,185,942	—
3rd quarter 2009/2008 financial period	—	—	—	—	1,937,508	—
4th quarter 2009/2008 financial period	—	—	—	—	5,650,641	3,710,415
1st quarter 2010/2009 financial period	—	—	—	—	1,710,405	1,749,369
4th quarter 2010/2009 financial period	—	—	—	—	3,627,772	3,710,415
1st quarter 2011/2010 financial period	—	—	—	—	1,710,405	1,749,369
Overdue	—	—	—	—	—	—
With no stated current term	485,292,447	39,462,030	—	—	16,796,327	11,987,382
With no stated non-current term	352,260	37,468,260	—	—	34,316,228	30,138,689

Total	485,644,707	77,309,698	35,792,871	37,930,596	96,755,519	82,848,430

b) Assets classified according to their interest rate (in Pesos)

	Current and non-current Investment		Trade accounts receivable		Other receivables
Interest rate that they accrue	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
At fixed interest rate	10,746,000	37,116,000	—	—	13,046,987	23,995,134
At variable interest rate	473,927,681	39,462,030	—	—	33,138,241	—
Non-interest bearing	971,026	731,668	35,792,871	37,930,596	50,570,291	58,853,296

Total	485,644,707	77,309,698	35,792,871	37,930,596	96,755,519	82,848,430

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5 (Continued):

a)	Liabilities based on their estimated payment term (in Pesos)

	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
Base don their estimated payment term	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
1st quarter 2008/2007	—	30,935,851	—	15,298,547	—	3,502,650	—	6,590,222	—	2,913,138	—	—
2nd quarter 2008/2007	—	—	—	10,618,597	—	716,470	—	108,822	—	13,541	—	—
3rd quarter 2008/2007	—	—	—	—	—	—	—	—	—	13,541	—	—
4th quarter 2008/2007	—	—	—	—	—	—	—	—	—	13,541	—	—
1st quarter 2009/2008	49,315,406	—	23,411,789	—	5,476,040	—	1,330,266	—	339,764	—	—	—
2nd quarter 2009/2008	—	—	24,461,875	24,744,000	852,192	—	8,993,932	—	—	—	—	—
3rd quarter 2009/2008	—	—	—	—	81,057	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	224,122	—	147,726,545	96,832,590	—	—	—	—	134,196	134,196	—	—
With no stated non-current term	—	246,231	—	—	—	—	41,817,828	51,312,237	293,386	347,549	1,803,330	1,747,606

Total	49,539,528	31,182,082	195,600,209	147,493,734	6,409,289	4,219,120	52,142,026	58,011,281	767,346	3,435,506	1,803,330	1,747,606

b) Liabilities classified according to their interest rate (in Pesos)

	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
Interest in rate that they accrue	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
At fixed interest rate	4,698,370	4,484,003	194,687,880	147,405,126	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	13,541	—	—
Non-interest bearing	44,841,158	26,698,079	912,329	88,608	6,409,289	4,219,120	52,142,026	58,011,281	767,346	3,421,965	1,803,330	1,747,606

Total	49,539,528	31,182,082	195,600,209	147,493,734	6,409,289	4,219,120	52,142,026	58,011,281	767,346	3,435,506	1,803,330	1,747,606

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:	EARNINGS PER SHARE

Following is a reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of June 30, 2008, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company up to 60,000,000 shares (See Note 16). As of June 30, 2007, the diluted weighted average of shares of common stock has been determined considering the possibility that the holders of corporate bonds convertible into shares of common stock of the Company for up to an amount in nominal value of US$ 50,000,000, mentioned in Note 13 to the basic financial statements would exercise their right to convert the bonds they held into shares.

	June 30, 2008	June 30, 2007
Average appraised stock in circulation	368,466,065	247,149,373
Average appraised diluted ordinary stock	385,300,115	321,214,392

	June 30, 2008	June 30, 2007
Earnings for the calculation of basic earnings per share	22,948,038	49,362,269
Exchange differences	—	158,117
Financing expenses	—	2,718,240
Income tax	—	(938,914)
Management fees	—	(193,744)
Earnings for the calculation of diluted earnings per share	22,948,038	51,105,968

BASIC Earnings per share	June 30, 2008	June 30, 2007
Earnings	22,948,038	49,362,269
Number of shares	368,466,065	247,149,373
Earnings per share	0.06	0.20

DILUTED Earnings per share	June 30, 2008	June 30, 2007
Earnings	22,948,038	51,105,968
Number of shares	385,300,115	321,214,392
Earnings per share	0.06	0.16

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7:	SEGMENT INFORMATION

As of June 30, 2008:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	86,870,493	32,431,928	17,492,552	—	25,785,987	—	162,580,960
Assets	299,705,535	173,433,405	37,320,801	10,995,209	5,633,894	(1) 1,542,671,345	2,069,760,189
Liabilities	28,788,935	1,913,008	428,955	88,134	427,998	274,614,698	306,261,728
Fixed asset additions (transfers)	16,413,488	9,922,220	1,106,180	—	314,493	2,176,353	29,932,734
Depreciation of fixed assets	3,421,031	1,268,270	164,885	—	249,600	617,456	5,721,242
Amortization of intangible assets	—	—	—	—	752,605	—	752,605
Income (loss) from related parties	3,852,869	21,627	410,905	(473,934)	—	34,605,740	38,417,207

(1)	Includes investment in BrasilAgro and IRSA. See Schedule C.

As of June 30, 2007:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	53,401,376	31,966,582	9,730,929	3,102,229	12,116,372	—	110,317,488
Assets	207,607,195	165,295,847	28,954,741	11,166,028	1,736,875	(2) 657,119,730	1,071,880,416
Liabilities	15,911,263	2,439,721	443,595	669,346	406,668	226,218,736	246,089,329
Fixed asset additions	2,543,996	10,247,021	3,475,081	—	577,604	17,639,805	34,483,507
Depreciation of fixed assets	2,032,714	1,198,203	431,035	125,945	164,730	506,440	4,459,067
Amortization of intangible assets	—	—	—	—	—	—	—
Income from related parties	2,871,332	18,781	356,830	(349,055)	—	37,300,937	40,198,825

(2)	Includes investment in BrasilAgro and IRSA. See Schedule C.

NOTE 8:	“EXAGRIND S.A. – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES” LAWSUIT

Exagrind S.A. has filed a lawsuit against IGSA on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914,600 at the date the claim was filed.

In turn, IGSA filed an extraordinary appeal with the High Court of the Province of Catamarca, requesting to be given the remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This measure was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 9:	RESTRICTED ASSETS

In agreement with Note 8 to the consolidated financial statements, on June 4, 2007 a pre-judgement attachment was seized on the “Tali Sumaj” land owned by IGSA in substitution for a more burdensome measure that had been previously ordered.

NOTE 10:	ORGANIZATION OF NEW COMPANIES

On May 8, 2008, Agrology S.A. was organized with a capital stock of Ps. 50,000 out of which, Cresud contributed Ps. 48,500 (97%) and IGSA, Ps. 1,500 (3%).

Agrology S.A.’s purpose is engaging in contributing to, associating with or investing capital in persons or companies organized or to be organized or natural persons in Argentina or abroad by means of purchasing securities, shares, debentures, any kind of real estate property and instruments from any of the systems created or to be created and to manage and administer the equity interests in the companies it may control.

On May 2, 2008, FyO Trading S.A. was organized and its capital stock is made up by 3.63% held by Cresud and 96.37% held by FyO. The capital stock amounts to Ps. 20,000 and has been subscribed and paid in.

NOTE 11:	AGREEMENT TO PURCHASE SHARES OF COMMON STOCK AND GDRS AND AGREEMENT TO ASSIGN THE CREDIT LINE BETWEEN IGSA AND AGROLOGY

On May 28, 2008, IGSA sold to Agrology S.A. its equity interest in IRSA representative of 1,218,260 shares of common stock and 2,065,653 Global Depositary Receipts (“GDRs”) for Ps. 96,040,041. As counterpart of such transaction, Agrology replaced IGSA as borrower for the payable to Cresud it carried for up to such amount on the credit line previously agreed upon between the parties.

NOTE 12:	SECURITIES LOAN

Due to such sale of shares of common stock and GDRs mentioned in note 11 to the Consolidated Financial Statements, IGSA assigned Agrology S.A. the securities loan agreement with Inversiones Financieras del Sur S.A. executed on March 12, 2008,. by which it was granted 790,631 Global Depositary Shares (GDRs) represented by Global Depositary Receipts representative of 10 book-entry shares of common stock, with a face value of PS. 1 per share, of IRSA, which are free of any encumbrance and are freely available for Agrology.

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology. As regards exercising the political rights (vote), the Parties agreed that the company will grand a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to Agrolgy the funds related to this item.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. It will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days

NOTE 13:	GRANTED GUARANTEES OF FUTUROS Y OPCIONES.COM S.A.

By means of brokerage of agreement with guarantee, Futuros y Opciones.com S.A. assumes before the purchaser the obligation to comply with the agreement in the event the seller did not

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 13:	(Continued)

deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of June 30, 2008, the balance of brokerage transactions carried out by means of such agreement with guarantee, which was pending delivery, within the established contractual terms, amounted to Ps. 14,051,741.

As of June 30, 2008, there are no agreements that failed to be complied with for which the Company may have been claimed in its capacity of guarantor.

NOTE 14:	SUBSEQUENT EVENTS

a)	Agropecuaria Cervera – Memorandum of understanding to renegotiate the concession agreement

On July 2, 2008, a memorandum of understanding was executed by which the concession agreement for the northern area and the concession agreement for the southern area of the real estate property of Salta Forestal S.A. were renegotiated by establishing that the concessionaire should pay as concession fee the amount in US dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern area per year. It should be paid until July 1, of each year starting in 2009.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are not included.

Likewise, ACER assume the commitment of reducing the concession scope by returning 30,000 hectares whose location will result from a sketch that the parties will prepare by mutual agreement. As of the issuance date of these financial statements, the effects of the Memorandum of Understanding are suspended until the Executive Power of the Province of Salta ratifies it.

b)	Investments in livestock – Sale of plots of land belonging to “El Recreo”

On July 24, 2008, a title deed conveying ownership was executed for the sale of two plots of land belonging to the establishment “El Recreo” (1,829 hectares), located in the Province of Catamarca. The transaction was agreed upon at USD 360,000, out of which USD 120,000 was collected upon executing the title deed. The balance of USD 240,000 will be collected in two equal annual consecutive installment plus interest equivalent to LIBOR plus 3%.

b)	Agrology – Loan of Securities

On August 6, 2008, Agrology executed a securities loan agreement with Inversiones Financieras del Sur S.A. by which 1,275,022 Global Depository Shares were granted, represented by GRDs representative of 10 shares of common book-entry shares with a face value of Ps. 1 per share of IRSA. This agreement was executed under the same conditions as the agreement dated March 12 described in Note 12.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

Corresponding to the fiscal years beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule A

	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the year Pesos	Depreciation					Net carrying value as of June 30, 2008 Pesos	Net carrying value as of June 30, 2007 Pesos
Principal Account					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the year Pesos	Current year Pesos	Accumulated at the end of the year Pesos
Real estate	165,705,340	5,649,417	2,193,739	169,161,018	—	—	—	—	—	169,161,018	165,705,340
Wire fences	7,039,919	483,578	339,656	7,183,841	3	1,282,469	54,212	223,889	1,452,146	5,731,695	5,757,450
Watering troughs	4,984,248	1,315,529	193,019	6,106,758	5	1,324,441	68,416	232,964	1,488,989	4,617,769	3,659,807
Alfalfa fields and meadows	3,730,764	1,959,596	—	5,690,360	12-25-50	1,740,283	—	592,864	2,333,147	3,357,213	1,727,975
Buildings and constructions	30,793,614	3,735,880	54,632	34,474,862	2	3,271,366	8,446	649,128	3,912,048	30,562,814	27,784,754
Machinery	11,287,083	774,867	182,728	11,879,222	10	7,752,898	182,020	742,944	8,313,822	3,565,400	3,534,185
Vehicles	2,432,123	271,381	74,219	2,629,285	20	1,380,273	55,363	398,416	1,723,326	905,959	1,051,850
Tools	210,421	17,453	2,990	224,884	10	162,242	2,712	11,146	170,676	54,208	48,179
Furniture and equipment	1,240,115	137,994	8,245	1,369,864	10	913,828	7,536	88,857	995,149	374,715	326,287
Corral and leading lanes	944,420	65,471	23,867	986,024	3	175,296	3,396	29,960	201,860	784,164	769,124
Roads	2,185,824	357,245	—	2,543,069	10	816,673	—	180,610	997,283	1,545,786	1,369,151
Facilities	13,745,648	2,076,299	—	15,821,947	10-20-33	6,765,779	264	1,082,118	7,847,633	7,974,314	6,979,869
Computer equipment	2,551,108	364,019	40,804	2,874,323	20	1,444,381	25,010	602,024	2,021,395	852,928	1,106,727
Silo plants	1,277,416	—	—	1,277,416	5	464,374	—	74,492	538,866	738,550	813,042
Constructions in progress	8,746,010	9,835,141	7,480,333	11,100,818	—	—	—	—	—	11,100,818	8,746,010
Advances to suppliers	295,767	1,709,727	295,767	1,709,727	—	—	—	—	—	1,709,727	295,767
Forest Products—Posts	109,157	32,833	50,930	91,060	—	—	—	—	—	91,060	109,157
Forest Products raw materials	4,320,000	—	—	4,320,000	3	—	—	144,000	144,000	4,176,000	4,320,000
Improvements in third parties buildings	11,834,652	26,282,291	18,117,723	19,999,220	3	19,765	—	667,830	687,595	19,311,625	11,814,887

Total as of June 30, 2008	273,433,629	55,068,721	29,058,652	299,443,698		27,514,068	407,375	5,721,242	32,827,935	266,615,763

Total as of June 30, 2007	246,383,511	50,575,370	23,525,252	273,433,629		23,895,844	714,898	4,333,122	27,514,068		245,919,561

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

Corresponding to the fiscal years beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule B

	Value at the beginning of the year Pesos	Additions of the year Pesos	Value at the end of the year Pesos	Amortization				Net carrying value as of June 30, 2008 Pesos	Net carrying value as of June 30, 2007 Pesos
				Accumulated at the beginning of the year Pesos	Current year		Accumulated at the end of the year Pesos
Principal Account					Rate %	Amount Pesos
Concessions received	23,581,646	—	23,581,646	—		752,605	752,605	22,829,041	23,581,646
Development expenditures	1,410,368	—	1,410,368	1,410,368	33.33	—	1,410,368	—	—
Organization expenses	448,818	—	448,818	448,818		—	448,818	—	—
Brands and patents	18,938	—	18,938	18,938		—	18,938	—	—

Total as of June 30, 2008	25,459,770	—	25,459,770	1,878,124		752,605	2,630,729	22,829,041

Total as of June 30, 2007	25,459,770	—	25,459,770	1,878,124		—	1,878,124		23,581,646

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the fiscal years beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule C

					INFORMATION ON THE ISSUER
						Latest financial statements
Type and characteristics of the securities	Amount	Value as of June 30, 2008 Pesos	Value as of June 30, 2007 Pesos	Market value Pesos	Principal activity	Capital Pesos	Income for the year Pesos	Shareholders´ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund in dollars	49,013,028	146,303,888	37,946,618
Banco Río Special Fund in pesos	295,600	79,599	366,599	0.269
Macro Pionero in pesos	37,550	46,279	—	1.232
Deutsche Managed Dollar Fund	82,306,185	245,683,963	—
Credit Suisse Overnight in dollars	20,086,000	59,956,710	—
Credit Suisse Overnight in euros	4,514,000	21,220,765	—

		473,291,204	38,313,217

Bonds and Convertible Notes
Subsidiaries, related companies Law No, 19,550 Section 33 and related parties,
Interest on IRSA Convertible Notes 2007 (US$):		—	379,408
Bonos IRSA 2017 (US$)	5,000,000	11,285,167	—	0.720
Global 2010 Bonds	110,000	92,486	120,899	0.841
Bocon Pro 1	157,647	630	630	0.004
Mortgage Bonds	660,966	622,960	1,027,284	0.943

		12,001,243	1,528,221

Total current investments		485,292,447	39,841,438

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the fiscal years beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule C

					INFORMATION ON THE ISSUER
						Latest financial statements
Type and characteristics of the securities	Amount	Value as of June 30, 2008 Pesos	Value as of June 30, 2007 Pesos	Market value Pesos	Principal activity	Capital Pesos	Income(loss) for the year Pesos	Shareholders´ Equity Pesos
Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.
Shares	893,069	9,030,618	6,895,791	Unlisted	Agriculture	2,500,000	13,132,660	26,013,011
Higher property value		11,179,150	11,179,150

		20,209,768	18,074,941

CACTUS ARGENTINA S.A.					Explotation and administration of agriculture products and rising cattle
Shares	6,589,335	7,603,606	5,825,380	Unlisted		27,455,563	(1,974,725)	31,681,692

		7,603,606	5,825,380

IRSA Inversiones y Representaciones S.A.
Shares	243,817,438	810,727,664	411,903,577	3.7	Real Estate	578,676,461	54,877,302	1,924,133,542
Higher values (2)		122,593,239	—

		933,320,903	411,903,577

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	8,407,300	160,519,236	68,056,602	(1) 13.01	Agriculture and Real Estate	875,381,000	25,978,000	1,115,426,000
Higher values (3)		6,887,167	—

		167,406,403	68,056,602

	Subtotal	1,128,540,680	503,860,500

Other Investments
IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	37,116,000
Coprolán		20,717	20,717	Unlisted
Exportaciones Agroindustriales Argentinas S.A.		241,556	241,556
Mercado a Termino de Buenos Aires		89,987	89,987

	Subtotal	352,260	37,468,260

Goodwill
IRSA Inversiones y Representaciones S.A. negative goodwill (4)		(219,359,509)	(67,306,386)
IRSA Inversiones y Representaciones S.A. positive goodwill (5)		12,596,167	—
BrasilAgro-Companhia Brasileira de Propiedades Agrícolas goodwill (6)		3,840,913	—

	Subtotal	(202,922,429)	(67,306,386)

Total non-current investments		925,970,511	474,022,374

(1)	In Brazilian Reais
(2)	Consist of Ps. 9,253,777 higher value of inventory, Ps. 80,171,285 higher value of investments, Ps. 88,677,594 higher value of fixed assets, Ps. 14,040,341 higher value of intangible assets, Ps. (16,124,302) higher value of liabilities and Ps. (53,425,456) higher value of tax effect.
(3)	Consist of Ps. 10,595,643 higer value of fixed assets and Ps. (3,708,476) higher value of tax effect.
(4)	The change as regards the previous year responds to additions for Ps. 166,301,695, diluted for Ps. 5,321,727
(5)	and (6) The change as regards the previous year responds only to additions for the year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and Provisions

Corresponding to the fiscal years beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule E

Item	Balances at the beginning of the year Pesos	Increases Pesos	Decreases Pesos	Applications Pesos	Value as of June 30, 2008 Pesos	Value as of June 30, 2007 Pesos
Deducted from assets
Allowance for doubtful accounts	372,359	78,084	(69,423)	—	381,020	372,359

Included in liabilities
Non-current law contingencies for pending lawsuits	1,747,606	(1) 55,724	—	—	1,803,330	1,747,606

Total as of June 30, 2008	2,119,965	133,808	(69,423)	—	2,184,350

Total as of June 30, 2007	444,173	1,702,390	(24,127)	(2,471)		2,119,965

(1) Included in other income and expenses in the statement of income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Sales

Corresponding to the fiscal years beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Feed Lot		Total
	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos		June 30, 2007 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	68,306,891	64,236,404	—	—	—	—	—	—	68,306,891		64,236,404
Crops	30,866,271	10,550,495	—	—	—	—	—	—	—	—	30,886,271		10,550,495
Seeds and fodder	360,162	478,313	—	—	—	—	—	—	—	—	360,162		478,313
Materials and others	—	—	—	—	—	—	1,231,476	229,910	—	150,085	1,231,476		379,995

	31,226,433	11,028,808	68,306,891	64,236,404	—	—	1,231,476	229,910	—	150,085		100,764,800		75,645,207
Holding gain – Beef Cattle	—	—	6,746,971	4,195,377	—	—	(17,994)	—	—	62,083		6,728,977		4,257,460
Holding gain – Crops	(1,623,219)	(2,054,881)	—	—	—	—	746,009	44,627	—	—		(877,210)		(2,010,254)
Production	114,705,615	71,862,319	23,926,925	19,462,410	17,667,282	9,730,929	—	—	—	—		156,299,822		101,055,658
Transfer of inventories to expenses	—	—	—	—	—	—	—	—	—	(964,412)		—		(964,412)
Transfers to fixed assets and inventories	—	—	—	—	—	—	(713,836)	(122,253)	—	—		(713,836)		(122,253)
Transfer of unharvested crops to expenses	(5,073,378)	(3,354,010)	(136,046)	(87,114)	(32,573)	—	(1,626,952)	(1,500,000)	—	—		(6,868,949)		(4,941,124)
Purchases	4,528,306	1,094,400	5,485,560	12,707,065	12,744	—	11,520,199	4,237,133	—	3,048,993		21,546,809		21,087,591
Operating expenses (Schedule H)	—	—	—	—	—	—	9,530,524	5,079,078	—	577,038		9,530,524		5,656,116
Less:
Inventories at the end of the year
Beef cattle	—	—	(73,755,711)	(68,306,891)	—	—	—	—	—	—	(73,755,711)		(68,306,891)
Crops	(67,224,392)	(30,866,271)	—	—	—	—	—	—	—	—	(67,224,392)		(30,866,271)
Effect of Catus consolidation reversion (Note 1)	—	—	—	(1,934,541)	—	—	—	—	—	(89,472)	—		(2,024,013)
Seeds and fodder	(590,847)	(360,162)	—	—	—	—	—	—	—	—	(590,847)		(360,162)
Materials and others	—	—	(536,373)	—	(17,594)	—	(3,290,202)	(1,231,476)	—	—	(3,844,169)	(145,415,119)	(1,231,476)	(102,788,803)

Cost of Sales	75,948,518	47,350,203	30,038,217	30,272,710	17,629,859	9,730,929	17,379,224	6,737,019	—	2,784,315		140,995,818		96,875,176

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Production

Corresponding to the fiscal years beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos		June 30, 2007 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	55,946	43,467	11,113,378	9,389,631	11,169,324		9,433,098
Unharvested crops	2,673,752	1,662,592	—	—	—	—	2,673,752		1,662,592
Seeds and fodder	—	—	1,336,519	168,766	554,095	123,568	1,890,614		292,334
Materials and others	3,680,316	4,142,815	465,981	—	160,940	119,865	4,307,237		4,262,680

	6,354,068	5,805,407	1,858,446	212,233	11,828,413	9,633,064		20,040,927		15,650,704
Holding gain (loss)	—	—	(7,147)	—	1,813,324	845,483		1,806,177		845,483
Holding gain - Crops	4,511,008	1,202,508	—	1,836	—	—		4,511,008		1,204,344
Transfer of inventories to expenses	—	—	—	964,412	—	—		—		964,412
Production	—	—	2,767,990	563,693	753,056	1,180,468		3,521,046		1,744,161
Transfer to fixed assets and inventories	(1,164,335)	(1,338,206)	(35,888)	—	—	—		(1,200,223)		(1,338,206)
Transfer of unharvested crops to expenses	(31,544,119)	(19,302,268)	(3,778,113)	(2,368,529)	(4,840,847)	(1,920,243)		(40,163,079)		(23,591,040)
Purchases	45,433,667	19,424,629	1,537,600	1,524,899	7,218,087	3,411,463		54,189,354		24,360,991
Operating expenses (Schedule H)	82,398,038	52,100,290	19,339,704	16,010,340	13,530,033	7,154,569		115,267,775		75,265,199
Inventories at the end of the year
Beef cattle	—	—	—	(55,946)	(15,193,886)	(11,113,378)	(15,193,886)		(11,169,324)
Unharvested crops	(6,486,244)	(2,673,752)	—	—	—	—	(6,486,244)		(2,673,752)
Seeds and fodder	(59,781)	—	(1,945,775)	(1,336,519)	(680,435)	(554,095)	(2,685,991)		(1,890,614)
Materials and others	(17,291,591)	(3,680,316)	(420,817)	(465,981)	(144,656)	(160,940)	(17,857,064)	(42,223,185)	(4,307,237)	(20,040,927)

Cost of Production	82,150,711	51,538,292	19,316,000	15,050,438	14,283,089	8,476,391		115,749,800		75,065,121

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

Corresponding to the fiscal years beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1, 2, and 3) Schedule G

Schedule G

	June 30, 2008				June 30, 2007
Item	Type and amount of foreign Currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in dollars	US$	390,350	2.985	1,165,196	US$	12,837,960	39,194,292
Cash and banks in brazilian reais	Rs	2,946	1.690	4,472	Rs	2,584	3,643
Cash and banks in euros		€1,876	4.701	8,821		€—	—
Cash and banks in yen	JPY	1,547,500,000	0.028	43,570,946	JPY	—	—
Investments:
Mutual funds (US$)	US$	151,405,213	2.985	451,944,561	US$	12,429,289	37,946,618
Mutual funds (EUR)		€4,514,000	4.701	21,220,765		€—	—
Interest of IRSA Convertible Notes 2007	US$	—		—	US$	122,667	379,408
Bonos IRSA	US$	3,780,625	2.985	11,285,167	US$	—	—
Trade accounts receivable:
Trade accounts receivable	US$	1,543,923	2.985	4,608,610	US$	208,981	638,020
Other receivables:
Secured by mortgages	US$	2,073,236	2.985	6,188,608	US$	2,291,261	6,995,220
Guarantee deposits	US$	393,392	2.985	1,174,275	US$	918,904	2,805,415
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Inversiones Financieras del Sur S.A.	US$	53,661	2.985	160,177	US$	—	—
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	34,563	106,903
Others	US$	—		—	US$	20,000	61,860
Non current assets
Other receivables
Secured by mortgages	US$	2,361,334	2.985	7,048,582	US$	4,290,164	13,097,871
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Alto Palermo S.A.	US$	—		—	US$	57,660	178,341
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	13,294	41,117
Cactus Argentina S.A.	US$	—		—	US$	1,326	4,100
Others	US$	—		—	US$	7,330	22,673
Investments:
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	12,000,000	37,116,000

Total US$	US$	162,001,734		483,575,176	US$	45,233,399	138,587,838
Total Rs	Rs	2,946		4,472	Rs	2,584	3,643
Total €		€4,515,876		21,229,586		€—	—
Total JPY	JPY	1,547,500,000		43,570,946	JPY	—	—
Total Assets				548,380,180			138,591,481

US$: US dollars

Rs: Brazilian Reais

€: Euros

JPY: Japanese Yens

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

Corresponding to the fiscal years beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule G (Cont.)

	June 30, 2008				June 30, 2007
Item	Type and amount of foreign Currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	4,129,904	3.025	12,429,961	US$	4,278,537	13,233,514
Accrual for other expenses	US$	1,227,649	3.025	3,713,638	US$	206,984	640,202
Loans:
Local banks	US$	6,915,026	3.025	20,917,954	US$	5,552,260	17,173,139
Foreign banks	US$	8,086,570	3.025	24,461,875	US$	—	—
Interest of Convertible Notes 2007	US$	—		—	US$	28,648	88,608
ON Convertibles 2007	US$	—		—	US$	2,768,826	8,563,979
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	—		—	US$	—	—
Directors	US$	—		—	US$	33,676	104,160
Advanced from customs :
Advanced from customs	US$	—		—	US$	—	—
Non current liabilities
Trade accounts payable:
Accrual for other expenses	US$	—		—	US$	79,609	246,231
Loans:
Foreign banks	US$	—		—	US$	8,000,000	24,744,000

Total Liabilities	US$	20,359,149		61,586,428	US$	20,948,540	64,793,833

US$: US dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information in Compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the fiscal years beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule H

Items	Total as of June 30, 2008 Pesos	Operating Expenses					Expenses		Total as of June 30, 2007 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	1,302,247	—	—	—	—	—	—	1,302,247	402,554
Fees and payments for services	7,615,523	1,687,630	778,474	414,701	245,167	249,288	—	5,927,893	4,834,574
Salaries and wages	22,975,832	11,820,005	3,457,402	3,093,277	1,621,178	3,648,148	139,554	11,016,273	15,286,222
Social security taxes	3,894,691	1,600,868	732,774	498,546	369,548	—	—	2,293,823	3,281,929
Taxes, rates and contributions	2,010,815	843,541	572,031	77,816	87,685	106,009	482	1,166,792	1,596,714
Gross sales taxes	2,207,339	—	—	—	—	—	2,207,339	—	1,169,682
Office and administrative expenses	2,819,916	397,784	—	—	—	397,784	1,760	2,420,372	1,451,685
Bank commissions and expenses	236,496	235,140	14,514	9,919	594	210,113	—	1,356	75,507
Amortization of fixed assets	5,721,242	5,117,011	3,068,306	1,234,854	564,251	249,600	—	604,231	4,459,067
Depreciation of intangible assets	752,605	752,605	—	—	—	752,605	—	—	—
Vehicle and traveling expenses	1,901,624	1,178,823	574,807	388,143	56,903	158,970	57,570	665,231	952,349
Spare parts and repairs	3,917,972	3,916,500	2,070,870	1,233,467	532,131	80,032	—	1,472	3,397,194
Insurance	435,343	331,611	196,903	103,942	18,514	12,252	—	103,732	354,054
Benefits to Employees	1,203,225	731,419	295,134	256,225	74,822	105,238	140	471,666	666,828
Livestock expenses (1)	12,586,982	11,371,071	—	11,371,071	—	—	1,215,911	—	9,559,490
Dairy farm expenses (2)	9,801,752	9,723,500	—	—	9,723,500	—	78,252	—	5,141,541
Agricultural expenses (3)	80,346,608	69,928,877	66,961,515	—	—	2,967,362	10,417,731	—	53,187,270
Feed lot expenses	—	—	—	—	—	—	—	—	451,093
Silo expenses	29,746	29,746	29,746	—	—	—	—	—	62,004
ACER expenses	2,898,395	2,898,395	2,898,395	—	—	—	—	—	—
FyO expenses	119,767	47,342	—	—	—	47,342	72,425	—	71,099
General expenses	2,596,451	2,175,784	741,313	656,947	231,743	545,781	305,960	114,707	1,120,438
Lease of machinery and equipment	2,097	2,027	1,345	682	—	—	—	70	—
Safety and hygiene expenses	8,620	8,620	4,509	114	3,997	—	—	—	—
Advertising expenses	13,693	—	—	—	—	—	—	13,693	—

Total as of June 30, 2008	165,398,981	124,798,299	82,398,038	19,339,704	13,530,033	9,530,524	14,497,124	26,103,558

Total as of June 30, 2007		80,921,315	52,100,290	16,010,340	7,154,569	5,656,116	9,971,891	16,628,088	107,521,294

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of June 30, 2008 and 2007

	June 30, 2008 (Notes 1 and 2) Pesos	June 30, 2007 (Notes 1 and 2) Pesos		June 30, 2008 (Notes 1 and 2) Pesos	June 30, 2007 (Notes 1 and 2) Pesos
ASSETS			LIABILITIES
Current Assets			Current Liabilities
Cash and banks (Note 8.a.)	46,686,394	45,450,296	Debts:
Investments (Note 8.b.)	485,166,569	39,474,839	Trade accounts payable (Note 8.f.)	45,837,964	28,709,843
Trade accounts receivable (Note 8.c.)	30,904,077	35,690,201	Loans (Note 8.g.)	193,106,374	122,749,734
Other receivables (Note 8.d.)	182,116,126	53,565,714	Salaries and social security payable (Note 8.h.)	5,318,290	3,841,212
Inventories (Note 8.e.)	102,044,094	51,461,237	Taxes payable (Note 8.i.)	9,768,870	6,198,244

Total Current Assets	846,917,260	225,642,287	Other debts (Note 8.j.)	285,600	2,899,597

			Total Debts	254,317,098	164,398,630

			Total Current Liabilities	254,317,098	164,398,630

Non-Current Assets
Other receivables (Note 8.d.)	35,890,383	40,648,744	Non-Current Liabilities
Inventories (Note 8.e.)	72,531,891	65,131,553	Trade accounts payable (Note 8.f.)	—	246,231
Investments on controlled and related companies (Note 8.b.)	844,323,932	452,484,291	Loans (Note 8.g.)	—	24,744,000
Other investments (Note 8.b.)	262,273	37,378,273	Taxes payable (Note 8.i.)	40,975,673	50,914,561
Fixed assets, net (Schedule A)	236,576,639	222,106,944	Provisions (Schedule E)	82,958	45,216

Intangible assets, net (Schedule B)	21,211,482	21,910,761	Total Non-Current Liabilities	41,058,631	75,950,008

Total Non-Current Assets	1,210,796,600	839,660,566	Total liabilities	295,375,729	240,348,638

			SHAREHOLDERS’ EQUITY	1,762,338,131	824,954,215

Total Assets	2,057,713,860	1,065,302,853	Total Liabilities and Shareholders’ Equity	2,057,713,860	1,065,302,853

The accompanying notes and schedules are an integral part of the financial statements.

Saul Zang
Vice President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income

For the fiscal years beginning on July 1, 2007 and 2006 and ended June 30, 2008 and 2007

	June 30, 2008 (Notes 1 and 2) Pesos	June 30, 2007 (Notes 1 and 2) Pesos
Production income:
Crops	112,337,246	72,218,812
Beef cattle	22,229,908	17,720,235
Milk	18,420,338	10,911,397

Total production income	153,027,492	100,850,444

Cost of production (Schedule F.2)
Crops	(78,213,421)	(51,034,729)
Beef cattle	(18,200,919)	(13,524,069)
Milk	(14,283,089)	(8,476,391)

Total cost of sale	(110,697,429)	(73,035,189)

Production profit	42,330,063	27,815,255

Sales
Crops	86,607,789	53,304,324
Beef cattle	32,110,924	28,232,486
Milk	17,492,552	9,730,929
Other	9,055,951	5,824,868

Total Sales	145,267,216	97,092,607

Cost of sales (Schedule F.1)
Crops	(75,619,966)	(47,352,062)
Beef cattle	(29,841,621)	(26,621,209)
Milk	(17,629,859)	(9,730,929)
Other	(2,960,772)	(2,549,089)

Total cost of sale	(126,052,218)	(86,253,289)

Sales profit	19,214,998	10,839,318

Gross profit	61,545,061	38,654,573

Selling expenses (Schedule H)	(13,239,776)	(9,279,952)
Administrative expenses (Schedule H)	(25,478,745)	(15,996,247)
Gain from sale of farms	20,014,447	21,741,402
Holding gain—Beef cattle (Schedules F.1 and F.2)	8,003,580	4,960,893
Holding gain—Crops, raw materials and MAT	(11,556,173)	(3,946,409)

Operating income	39,288,394	36,134,260

Financial gain (loss):
Generated by assets:
Exchange differences and discounts	(32,609,041)	(1,107,276)
Interest income	10,888,506	2,831,713
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Interest on Notes	(387,392)	2,959,795
Doubtful accounts (Schedule E)	(8,661)	—
Tax on banking debits and credits	(3,528,012)	(1,343,363)
Holding gain and transactions on security stock	2,744,196	1,070,221

Total	(22,900,404)	4,411,090

Generated by liabilities:
Interest on Convertible Notes	(88,383)	(2,718,240)
Interest on loans	(23,250,417)	(9,980,808)
Others	(662,226)	(862,471)
Exchange differences and discounts	2,018,124	202,783

Total	(21,982,902)	(13,358,736)

Other income and expenses, net:
Gains from other fixed assets sales	49,763	—
Shareholders’ Personal asset tax and miscellaneous	(4,573,764)	(2,428,815)
Others	459,375	—

	(4,064,626)	(2,428,815)

Gain from controlled and related companies	34,775,169	39,347,161
Management fee (Note 5)	(2,170,982)	(5,484,697)

Net income before income tax	22,944,649	58,620,263

Income tax benefit (expense) (Note 6)	3,389	(9,257,994)

Net income for the year	22,948,038	49,362,269

The accompanying notes and schedules are an integral part of the financial statements.

Saul Zang
Vice President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

For the fiscal years beginning on July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1 and 2)

	Shareholders’ contributions				Retained earnings		Unappropiated earnings Pesos	Transitory conversion differences Pesos	Total as of June 30, 2008 Pesos	Total as of June 30, 2007 Pesos
	Capital (Note 3)	Inflation adjustment of Common stock Pesos	Paid-in capital (1) Pesos	Subtotal Pesos	Legal Reserve Pesos	New projects reserve Pesos
Items	Common stock Pesos
Balances at the beginning of the exercise	309,576,220	166,218,124	164,923,025	640,717,369	13,176,701	120,099,646	49,362,269	1,598,230	824,954,215	625,865,591
Conversion of Notes in common stock (Note 13)	5,343,374		3,175,417	8,518,791					8,518,791	69,659,906
Exercise of Warrants (Note 13)	5,855,178		5,306,325	11,161,503					11,161,503	84,175,558
Exercise of Options (Note 16)	757,093		3,229,112	3,986,205					3,986,205
Shareholders meeting held on 10.10.2007
Capital increase (Note 16)	180,000,000		711,052,360	891,052,360					891,052,360
Legal Reserve					2,468,113		(2,468,113)
Cash dividends							(8,250,000)		(8,250,000)	(5,500,000)
New projects Reserve						38,644,156	(38,644,156)
Related companies Law 19,550 Section 33:
Cactus Argentina S.A. (Note 12.b)										1,658,109
IRSA (Note 14)			(8,498,388)	(8,498,388)					(8,498,388)	(8,515,867)
Transitory conversion differences								16,465,407	16,465,407	8,248,649
Net income for the year							22,948,038		22,948,038	49,362,269

Balances as of June 30, 2008	501,531,865	166,218,124	879,187,851	1,546,937,840	15,644,814	158,743,802	22,948,038	18,063,637	1,762,338,131

Balances as of June 30, 2007	309,576,220	166,218,124	164,923,025	640,717,369	13,176,701	120,099,646	49,362,269	1,598,230		824,954,215

(1)	See notes 2.p, 12.b and 14.

The accompanying notes and schedules are an integral part of the financial statements.

Saul Zang
Vice President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow

For the fiscal years beginning on July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

	June 30, 2008 (Notes 1 and 2) Pesos	June 30, 2007 (Notes 1 and 2) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	83,396,914	24,655,469
Cash and cash equivalents at the end of the year	519,851,719	83,396,914

Net increase in cash and cash equivalents	436,454,805	58,741,445

Causes of changes in cash and cash equivalents
Operating activities
Income for the year	22,948,038	49,362,269
Accrued interest during the year	23,338,800	12,699,048
Income tax	(3,389)	9,257,994

Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	(35,474,450)	(39,347,161)
Increase in allowances , provisions and accruals	9,123,578	10,416,679
Depreciations of fixed assets	4,517,894	4,025,468
Amortization of intangible assets	699,279	—
Holding gain – Inventory	3,552,593	(1,014,484)
Financial results	765,188	(2,458,343)
Gain from sale of fixed assets	(20,064,210)	(21,741,402)

Changes in operating assets and liabilities
(Increase) decrease in current investments	(121,110,680)	6,257,521
Decrease (increase) in trade accounts receivable	4,786,124	(27,240,456)
Increase in other receivables	(35,439,381)	(20,745,142)
Increase in inventories	(63,432,056)	(27,396,486)
Increase in social security payable & taxes payable and advances from customers	5,047,704	4,969,907
Increase (decrease) in trade accounts payable	13,651,074	(4,718,007)
Dividends collected	2,709,392	1,352,941
Decrease in other debts	(4,784,979)	(3,639,196)

Cash flows applied to operating activities	(80,169,481)	(49,958,850)

Investment activities
Increase in interest in related companies	(313,324,697)	(726,804)
Increase in related companies loans	(109,841,912)	(15,446,771)
Acquisition and upgrading of fixed assets	(19,597,415)	(19,392,509)
Collections of receivables from sale of fixed assets	21,389,034	3,850,808
Sale of fixed assets	22,570,304	24,601,814

Cash flows applied to investment activities	(398,714,686)	(7,113,462)

Financing activities
Exercise of Warrants	15,147,708	84,175,558
Dividends paid	(8,250,000)	(5,500,000)
Capital increase (Note 16)	881,116,861	—
Increase in financial loans	76,703,938	84,508,257
Decrease in financial loans	(45,686,836)	(45,139,498)
Decrease in seller financing	(3,692,699)	(2,230,560)

Cash flows provided by financing activities	915,338,972	115,813,757

Net increase in cash and cash equivalents	436,454,805	58,741,445

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	1,896,268	1,460,459
Increase in interest in related companies through a decrease of non-current investment	37,764,000	—
Increase in other receivables by sale of fixed assets	—	3,646,002
Conversion of notes in common stock	8,518,791	69,659,906
Increase in fixed assets through a increase of trade accounts payable and others liabilities	—	3,714,000
Tax effect of issuance expenses of capital included in paid-in capital	9,935,499	—
Complementary information
Interest paid	18,842,238	9,200,569
Income tax paid	4,054,414	1,718,759

Saul Zang Vice President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

Corresponding to the fiscal years beginning on July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

NOTE 1:	ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous fiscal year.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.), and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

b.	Unifying of accounting standards

On July 8, 2004, the FACPCE and the CPCECABA entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years started on January 1, 2006. On the other hand, the C.N.V. has adopted the same standards including certain modifications, and has also established their applicability for the years started as from January 1, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company’s financial statements are:

•

In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

•	The balance of the “Transitory Convertion Differences” account has to be shown in the statement of changes in stockholders’ equity as from the time the unifying accounting standards became effective.

c.	The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date and up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in accordance with Resolution 441

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1:	(Continued)

issued on April 8, 2003 by the CNV, the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 041/2003 of the CPCECABA, by which the restatement of financial statements was discontinued as from October 1, 2003. As of June 30, 2008, this change has not generated any significant effect on the Company’s financial statements.

d.	Comparative Information

For comparison purposes, certain reclassifications have been made as of June 30, 2007.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year.

Estimates are used when accounting for the allowance for doubtful accounts, depreciation and amortization, income taxes, deferred liabilities, transitory conversion differences, provisions for contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at year-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at year-end.

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of year-end.

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other receivables.

The assets and liabilities originated in derivatives instruments have been valued at their market value at year-end.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops have been recognized under net income of the fiscal year under “Holding gain – Crops, raw materials and MAT”.

As of June 30, 2008, purchases and sales of dollars operations are included under the financial results.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at year-end, converted to the buyer and seller exchange rate, respectively, prevailing at the year-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

j.	Inventories

1)	Biological Assets (Under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value (NRV) as of each year-end.

Include:

• Unharvested crops

• Calves

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value (NRV) as of each year-end.

Include:

• Dairy cattle

• Breeding cows

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

• Steers and heifers

• Cattle round-up and mares

4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

• Harvested crops

5)	Non-biological Assets - Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each year-end, which does not exceed the net realization value (NRV).

Include:

• Seeds

• Agrochemicals

• Semen - Cattle raising and dairy

• Food and by-products

• Packs and bundles

• Poles

• Bags and blankets

• Silos raw materials

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

6)	The remaining inventories were valued at replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

Interests in subsidiaries and affiliates as of June 30, 2008 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agrology S.A.	97.00
Agropecuaria Cervera S.A.	90.00
Futuros y Opciones.Com S.A.	68.10
Cactus Argentina S.A. (Note 12.b)	24.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones S. A.(“IRSA”)	38.35
BrasilAgro Companhia Brasileira de Propiedades Agrícolas (“BrasilAgro”) (Note 12.a)	14.39
Fyo Trading S.A.	3.63
Exportaciones Agroindustriales Argentinas S.A. (Note 12.c.)	0.36

The Company presents as complementary information the consolidated financial statements as of June 30, 2008 and 2007 with Inversiones Ganaderas S.A., Agropecuaria Cervera S.A. and Futuros y Opciones.Com S.A. Likewise, as during the current year the companies Agrology S.A. and Fyo Trading S.A. are organized, their financial statements are only consolidated through June 30, 2008.

During the year ended June 30, 2007 the interest in Cactus Argentina S.A. has been reduced from 50% to 24%, due to the inclusion of a new shareholder (see Note 12.b). Consequently, for the results as of December 31, 2006, proportional consolidation of 50% is included.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

2.	Acquisitions of equity interests in companies

The acquisitions of companies were booked according to the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties were adjusted to reflect their current value.

In such sense, the Company identified assets and liabilities acquired, including intangible assets such as: lease agreements acquired under conditions above or below than market; costs of executing lease agreements in effect (the latter being the market cost that the Company avoids to incur for acquiring lease agreement in effect), the value of trademarks acquired, the value of deposits related to the investment in Banco Hipotecario and the intangible value of customer relationships.

This identification process and the respective determination of current values call for complex determinations and significant estimates.

The Company used information contained in valuations carried out by independent experts as primary basis to assign the price paid to plots of land, buildings, shopping malls, inventory and hotels of the acquired companies. The amounts assigned to the rest of assets and liabilities were based on independent valuations or in the Company’s own analysis with comparable assets and liabilities.

The current value of acquired intangible values considers the value of the property as if it were empty.

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceeds the price paid, intangible assets acquired are not recognized as they would increase the negative goodwill generated by these acquisitions upon the purchase. If the price paid exceeds the value of identified tangible and intangible assets and liabilities, the surplus is considered to be positive goodwill.

This account includes the increase value paid for the purchase of shares of affiliated and related companies that may be assigned to assets acquired and (positive and negative) goodwill related to the affiliates BrasilAgro and IRSA.

3.	Goodwill

—Negative goodwill

As provided by Technical Resolution No. 21, the negative goodwill related to the equity interest in the affiliate IRSA has been valued at cost restated as of February 28, 2003 as the case may be, which was calculated as the difference between the value paid for such investment and the current value of the equity interest acquired, the latter being determined as established in note 2.k.2.

IRSA’s shares were acquired by means of purchases on the market and converting of bonds into shares and exercising warrants issued by IRSA.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

The amortization of the negative goodwill is recognized over a period equal to the weighted average of the remaining useful life of IRSA’s identifiable assets that are subject to depreciation, which ranges from 20 to 29 years or in an accelerated manner, the party proportional to the negative goodwill so long as IRSA carries its identifiable assets. Amortizations have been classified in the account “Gain from controlled and related companies” in the Statement of Income.

—Positive goodwill

As provided by Technical Resolution No. 21, the positive goodwill related to the equity interest in the affiliates IRSA and BrasilAgro has been valued at cost, which was calculated as the difference between the value paid for such investments and the current value of the equity interests acquired, the latter being determined as established in note 2.k.2.IRSA and BrasilAgro shares were acquired by means purchases on the market.

The positive goodwill has not been amortized as it has an undefined useful life.

Upon Refining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the positive goodwill related to equity interests in the affiliates IRSA and BrasilAgro generated by applying the “acquisition method” provided by Technical Resolution 18, and it has therefore determined that they shall have an undefined useful life.

As provided by Technical Resolution 18, if the Company determines that the goodwill has an undefined useful life, its amortization will not be computed and its recoverable value should be compared at each year-end to verify whether the its value has decreased, allocating losses for impairment in value to income for the year in which such losses were determined

l.	Other investments

—	Investments in debt securities

IRSA’s Convertible Notes were valued taking into account the face value at year-end in Dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

—	Other investments

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.) or at their cost for acquisitions made after such date.

m.	Fixed assets

—	Purchase value: valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

—	Depreciation: calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

—	Net carrying value: the net carrying value of fixed assets does not exceed their recoverable value at the end of the fiscal year.

n.	Intangible assets

The total price paid for acquiring Agropecuaria Cervera S.A. was allocated to identified individual assets; they include Ps. 21.9 million as concession rights that are booked as intangible assets (See Schedule B) to these basic financial statements.

The amortization of the concession right of Agropecuaria Cervera S.A. is calculated according to its duration, whose remaining time is 30 years. As during the last six month, the project’s startup began, the concession right started to amortize.

o.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the year are recorded at their historical values.

p.	Paid-in capital

—Related Companies Law No. 19,550 Section 33: Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Cactus Argentina S.A. generated on the basis of changes in their shareholders’ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in captions 9 second part of Technical Resolution 17 of the FACPCE and Resolution CD 243/01 of the CPCECABA.

—Options issued: the value of options issued by the Company, which was determined as provided in note 16, has been allocated to the account Additional Paid-in Capital.

q.	Transitory Conversion Differences—Current translation adjustment

These transitory differences result from the exchange differences shown in the conversion of the financial statements of BrasilAgro from Brazilian Reais to Argentine Pesos.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

r.	Results for the year

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year through the closing date of these financial statements.

Cattle and grain production cost calculated to reflect production income is reflected in Schedule F.2.

Cost of sales is calculated by inventory difference and the income for the production of meat, grain and milk is disclosed in the statement of income.

The adjustment for valuation to the net realization value of grain has been calculated as the difference between the production value at net realization value (NRV) upon harvesting and the value of the same production valued at net realization value (NRV) as of the closing date of these financial statements.

Cattle holding gain is disclosed in a line of the statement of income and Schedule F and is calculated as stated in Note 2.j.

The results generated by futures and options on the Futures Market are recognized under “Holding gain – Crops, raw materials and MAT” on the statement of income. The closed positions are recognized as a difference between the exercise price and their close price; and the open positions at the end of the year, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options.

The charges for consumption of assets were determined based on the values of such assets.

The rest of income for the year is disclosed at incurred cost.

Financial income segregated into that generated by assets and by liabilities is disclosed in the statement of income.

s.	Income tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

t.	Tax on minimum presumed income

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

u.	Revenue recognition

The Company books its operating income as stated in Note 2.r. The Company books its sales when products are received by its customers.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Common stock as of June 30, 2005	162,784,579	162,784,579	162,784,579
Conversion of notes in common stock (Note 13)—Fiscal Year 2006	29,151,389	29,151,389	29,151,389
Exercise of Warrants (Note 13)—Fiscal Year 2006	28,668,581	28,668,581	28,668,581
Conversion of notes in common stock (Note 13)—Fiscal Year 2007	44,352,015	44,352,015	44,352,015
Exercise of Warrants (Note 13)—Fiscal Year 2007	44,619,656	44,619,656	44,619,656
Conversion of notes in common stock (Note 13)—Fiscal Year 2008	5,343,374	5,343,374	5,343,374
Exercise of Warrants (Note 13)—Fiscal Year 2008	5,855,178	5,855,178	5,855,178
Capital Increase—Ordinary share (Note 16)	180,000,000	180,000,000	180,000,000
Exercise of Warrants (Note 16)—Fiscal Year 2008	757,093	757,093	757,093

Common stock as of June 30, 2008	501,531,865	501,531,865	501,531,865

As of June 30, 2008, the capital authorized to be publicly offered is formed of 501,531,865 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

As of June 30, 2008 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Purchase
US$	—	—	—	—	(4,016,874)	(a	)

Sell
Corn	18,700	390,737	—	—	(1,018,064)
Soybean	12,800	382,080	—	—	(1,041,437)
Wheat	9,700	202,682	—	—	(431,840)
Sunflower	500	14,925	—	—	55,223
US$	—	—	—	—	3,534,412	(b	)

Options

Purchase Put
Corn	3,810		230,591	185,806	(44,785)

Sell Put
Corn	3,810		(125,370)	(91,224)	34,146

Total	49,320	990,424	105,221	94,582	(2,929,219)

(a)	Corresponds to a future of purchase of 87,317,697 Dollars composed of (i) US$ 6,380,000 with MBA Bank due for 07/31/2008 , (ii) US$ 9,576,000 and US$ 3,336,229 with Itaú Bank due for 07/31/2008; (iii) US$ 15,960,000, U$S 4,157,630 and US$ 11,641,088 with Citibank due for 07/31/2008 both first and 08/29/2008 the last one; and (iv) US$ 15,143,000, U$S 15,070,950 and US$ 6,052,800 with Standard Bank due for 07/31/2008 the first one and 08/29/2008 both last .The losses generated as of June 30, 2008 are shown within financial results in the statement of income.
(b)	Corresponds to a future of sell of 59,477,523 Dollars composed of (i) US$ 9,693,000 with Santander Río Bank due for 07/31/2008 , (ii) US$ 6,480,000 , US$ 6,468,000 and US$ 3,238,000 with MBA Bank due for 07/31/2008; (iii) two of US$ 6,465,000 and US$ 8,907,250 with Santandrd Bank due for 07/31/2008; and (iv) US$ 3,241,000 and US$ 8,520,273 with Citibank due for 08/29/2008. The gains generated as of June 30, 2008 are shown within financial results in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	(Continued)

As of June 30, 2007 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Purchase
Corn	9,525	—	—	—	(396,297)
Soybean	4,080	—	—	—	(109,846)

Sell
Corn	5,300	113,266	—	—	33,217
Soybean	22,200	677,766	—	—	(902,528)
Wheat	21,140	44,879	—	—	(16,528)
US$

Options
Purchase Call
Corn	29,210	—	1,009,017	265,979	(743,038)
Soybean	12,200	—	574,727	654,228	79,501
Wheat	20,400	—	793,780	472,948	(320,832)

Sell Call
Corn	25,400	—	(227,067)	(58,195)	168,872
Soybean	10,200	—	(297,668)	(332,304)	(34,636)
Wheat	26,380	52,509	(844,414)	(832,807)	11,607

Purchase Put
Corn	6,350	—	45,795	78,229	32,434
Wheat	12,784	(14,630)	266,222	157,675	(108,547)

Sell Put
Corn	29,210	—	(482,374)	(935,123)	(452,749)
Soybean	12,700	3,999	(287,135)	(205,071)	82,064
Wheat	17,680	—	(235,081)	(236,665)	(1,584)

Total	264,759	877,789	315,802	(971,106)	(2,678,890)

Crops: As of June 30, 2008 and 2007 the Company recognized results of Ps. 14,511,517 (loss) and Ps. 3,084,763 (loss), respectively, to reflect the closing of the transactions carried out during those years. These results are disclosed as part of the statement in the line “Holding gain – Crops, raw materials and MAT” in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of June 30, 2008 and 2007 include a charge in the Statement of Income of Ps. 2,170,982 and Ps. 5,484,697 respectively.

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

—	Deferred assets as of June 30, 2008:

	Cumulative tax loss carryforwards	Foreign currency	TOTAL
Initial balance	2,683,880	372,955	3,056,835
Gain recognized	10,795,437	7,685,244	18,480,681

Closing balance	13,479,317	8,058,199	21,537,516

—	Deferred liabilities as of June 30, 2008:

	Fixed Assets	Inventories	Accruals	TOTAL
Initial balance	(35,931,323)	(17,738,498)	(301,575)	(53,971,396)
Gain (Loss) recognized	(7,816,213)	(2,190,490)	1,464,910	(8,541,793)

Closing balance	(43,747,536)	(19,928,988)	1,163,335	(62,513,189)

As of June 30, 2008, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 40,975,673.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

As mentioned in Note 1.b the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current year is Ps. 14,340,248. It is estimated that this liability will end up according to the detail that follows:

Term	TOTAL
1 year	223,782
2 years	91,081
3 years	75,567
over 3 years	1,070,700
no term	12,879,118
Total	14,340,248

Below there is a conciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	June 30, 2008	June 30, 2007
Net income before income tax	22,944,649	58,620,263
Tax rate	35%	35%

Net income at tax rates:	8,030,627	20,517,092
Permanent differences at tax rate:
Restatement into constant currency	648,679	1,427,681
Donations	16,212	4,810
Results from controlled and related companies	(12,171,309)	(13,771,506)
Personal asset tax	1,600,817	850,085
Miscellaneous permanent differences	1,871,585	229,832

Income tax (benefit) expense (1)	(3,389)	9,257,994

(1)	The tax effect of expenses incurred for issuing the Company’s options and shares for about Ps. 9.9 millions mentioned in note 16 has been disclosed in the additional paid-in capital.

During this period the income tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at year-end amount to approximately Ps. 13,479,317 and may be offset against taxable income of future years, as follows:

Origination year	Amount	Expiration Year
2005	162,854	2010
2007	633,943	2012
2008	12,682,520	2013

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

Minimum presumed income tax credits booked by the Company, which were pending use as of the year-end, amount to Ps. 19,534,790 and under current regulations, they may be compensated with taxable income for future years according to the following detail:

Origination year	Amount	Expiration Year
2006	1,942,817	2016
2007	5,264,625	2017
2008	12,327,348	2018

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

—	Deferred assets as of June 30, 2007:

	Cumulative tax loss carryforwards		Others	TOTAL
Initial balance	1,893,068		145,436	2,038,504
Gain recognized	790,812	(1)	227,519	1,018,331

Closing balance	2,683,880		372,955	3,056,835

(1)	The tax losses carryforward is conformed by Ps. 803,011 for the current year and an adjustment of the previous year for differences between accrual and tax return for (Ps. 12,199).

—	Deferred liabilities as of June 30, 2007:

	Fixed Assets	Inventories	Accruals	TOTAL
Initial balance	(27,120,281)	(16,237,592)	(554,754)	(43,912,627)
Gain (Loss) recognized	(8,811,042)	(1,500,906)	253,179	(10,058,769)

Closing balance	(35,931,323)	(17,738,498)	(301,575)	(53,971,396)

As of June 30, 2007, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 50,914,561.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a.	Balances as of June 30, 2008 and 2007 with Subsidiaries, related companies and related parties:

	June 30, 2008 Pesos	June 30, 2007 Pesos
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Notes 2007-IRSA (US$) (Anexo G)	—	379,408
-Convertible Notes 2007-IRSA (US$) (Anexo G)	—	37,116,000
Current other receivables	—	106,903
Non-Current other receivables	—	41,117
Current Trade accounts payable	85,405	124,752

Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	131,991	—
Current other receivables	3,446,305	—
Non-Current other receivables	—	—
Current trade accounts payable	—	40,820

Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	6,758,759	18,640,536
Current Other receivables	23,603	23,603

Cactus Argentina S.A.(3)
Current Trade accounts receivable	18,814	—
Current Other receivables	3,391,603	4,266,771
Non-Current other receivables	—	4,100
Current Trade accounts payable	—	669,346

Agrology S.A.(1)
Current Trade accounts receivable	4,086	—
Current Other receivables(5)	97,470,774	—

Agro-Uranga S.A.(3)
Current Other receivables.	56,410	511,221

Fundación IRSA(4)
Current Trade accounts payable	1,073,000	1,800,000

CYRSA S.A.(4)
Current Trade accounts payable	39,948	—

Inversora Bolívar(4)
Current Trade accounts payable	185,256	40,508

Alto Palermo S.A.(4)
Non-Current other receivables	—	178,341
Current Trade accounts payable	3,370,825	1,075,643

Shopping Alto Palermo S.A.(4)
Current Trade accounts payable	2,681	—

Comercializadora de los altos S.A.(4)
Current Trade accounts receivable	933	933

BrasilAgro-Compahía Brasileira de Propiedades Agricolas(4)
Current other receivables	305,949	30,537

Agropecuaria Cervera S.A.(1)
Current Trade accounts receivable	290,062	—
Current other receivables	26,695,934	14,603,614
Current trade accounts payable	—	170,645

(1)	Controlled company
(2)	Shareholder
(3)	Related company
(4)	Related party
(5)	Related to a loan for consumption whose funds were used by Agrology S.A. to acquire IRSA’s shares

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

a.	Balances as of June 30, 2008 and 2007 with Subsidiaries, related companies and related parties (Continued):

	June 30, 2008 Pesos	June 30, 2007 Pesos
Consultores Asset Management S.A.(4)
Current other receivables	1,280,709
Management Fees		2,817,997

Credits to employees(4)
Current credits to Senior management, directors and staff of the company	209,582	191,252

Estudio Zang, Bergel & Viñes(4)
Current Trade accounts payable	889,155	324,389

Directors(4)
Current Loans
Convertible Notes 2007 and interest payable (Schedule G) Directors	—	3,148
Convertible Notes 2007 (Schedule G) Directors	—	104,160
Other current debts	285,600	81,600

(1)	Controlled company
(2)	Shareholder
(3)	Related company
(4)	Related party
(5)	Related to a loan for consumption whose funds were used by Agrology S.A. to acquire IRSA’s shares.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b.	Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the fiscal years ended as of June 30, 2008 and 2007:

	Year	Sales and Fees for shared services	Interest paid	Salaries	Fees	Livestock expenses	Interest income	Administrative services	Others
Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:
Shareholders	2008
	2007		(1,724,804)
Agro-Uranga S.A.	2008								226,300
	2007
Alto Palermo S.A.	2008	(826,308)
	2007	(2,160,461)
Cyrsa S.A.	2008
	2007
Comercializadora Los Altos S.A. (Ex-Alto City.Com)	2008
	2007	9,606
Consultores Asset Management S.A.	2008				(2,170,982)
	2007				(5,484,697)
Cactus Argentina S.A.	2008					(3,114,938)	433,672	166,550	9,252
	2007					(3,249,023)	200,511	166,160	(56,068)
Directors	2008			(1,922,682)
	2007		(29,770)	(1,069,760)	(402,554)
Estudio Zang, Bergel & Viñes	2008				(656,899)
	2007				(324,389)
Fundación IRSA	2008
	2007
Futuros y opciones.Com S.A.	2008								1,365,008
	2007							123,300	(93,283)
Inversiones Ganaderas S.A.	2008						3,359,926		392,934
	2007						126,718	6,634	(880,538)
Agropecuaria Cervera S.A.	2008						2,292,320		(272,643)
	2007						922,151		(207,157)
Inversora Bolívar S.A.	2008								(239,848)
	2007								(132,624)
IRSA Inversiones y Representaciones S.A.	2008	(371,612)					(387,392)
	2007	(453,191)					2,959,795
Agrology S.A.	2008						1,430,733
	2007
Credits to employees	2008						14,758
	2007						7,827

Total 2008		(1,197,920)	—	(1,922,682)	(2,827,881)	(3,114,938)	7,144,017	166,550	1,481,003

Total 2007		(2,604,046)	(1,754,574)	(1,069,760)	(6,211,640)	(3,249,023)	4,217,002	296,094	(1,369,670)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: Details of balance sheet and income statement accounts

As of June 30, 2008 and 2007, the principal items of the financial statements are as follow:

a.	Cash and banks

	June 30, 2008 Pesos	June 30, 2007 Pesos
Cash	108,863	55,863
Foreign currency (Schedule G)	19,471	4,137
Local currency checking account	1,039,108	5,832,486
Foreign currency checking account (Schedule G)	44,307,810	39,177,167
Local currency saving account	54,628	49,708
Foreign currency saving account (Schedule G)	102,177	4,360
Checks to be deposited	1,054,337	326,575

	46,686,394	45,450,296

b.	Investments and Goodwill

	June 30, 2008 Pesos	June 30, 2007 Pesos
Investment
Investment (Schedule C and G)	485,166,569	39,474,839

	485,166,569	39,474,839

Investment
Investment on controlled and related companies (Notes 12 and 14 and Schedule C)	1,053,574,670	519,790,677

	1,053,574,670	519,790,677

Other investments
Other investments (Schedules C and G)	262,273	37,378,273

	262,273	37,378,273

Goodwill
Goodwill (Schedule C)	(209,250,738)	(67,306,386)

	(209,250,738)	(67,306,386)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

c.	Trade accounts receivable

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Accounts receivable in local currency	21,236,632	16,889,320
Less:
Allowance for doubtful accounts (Schedule E)	(381,020)	(372,359)
Accounts receivable in foreign currency (Schedule G)	2,843,820	531,771
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	131,991	—
Futuros y Opciones.Com S.A.	6,758,759	18,640,536
Cactus Argentina S.A.	18,814	—
Agropecuaria Cervera S.A.	290,062	—
Agrology S.A.	4,086
Comercializadora de los Altos S.A. (Ex-Alto CIty.Com S.A.)	933	933

	30,904,077	35,690,201

d.	Other receivables

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Prepaid leases	11,366,483	6,434,233
Income tax credit and advances (net of accrual for income tax)	14,415,538	10,093,179
Guarantee deposits and premiums (Schedule G)	1,174,275	2,805,415
Secured by mortgage (Schedule G)	6,188,608	6,995,220
Prepaid expenses	109,485	190,428
Tax prepayments (net of accruals)	13,984,579	6,956,648
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	3,391,603	4,266,771
Futuros y Opciones.Com S.A.	23,603	23,603
Agropecuaria Cervera S.A.	26,695,934	14,603,614
Inversiones Ganaderas S.A.	3,446,305	—
Agrology S.A.	97,470,774	—
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	106,903
Agro-Uranga S.A.	56,410	511,221
BrasilAgro Companhia Brasileira de Propiedades Agrícolas	305,949	30,537
Consultores Asset Management S.A.	1,280,709	—
Credits to employees	209,582	191,252

Others (Schedule G)	1,996,289	356,690

	182,116,832	53,565,714

Non-current
Secured by mortgage (Schedule G)	7,048,582	13,097,871
Income tax prepayments, VAT and others	9,307,011	8,290,790
Income tax advances	—	11,676,208
Tax on minimum presumed income	19,534,790	7,337,465
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A. (Schedule G)	—	4,100
Alto Palermo S.A. (Schedule G)	—	178,341
IRSA Inversiones y representaciones S.A (Schedule G)	—	41,117
Prepaid leases	—	179
Others (Schedule G)	—	22,673

	35,890,383	40,648,744

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

e.	Inventories

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Beef cattle	11,356,534	11,072,429
Crops	62,989,034	30,866,271
Unharvested crops	6,051,754	2,342,025
Seeds and fodder	3,205,282	2,250,776
Materials and others	18,441,490	4,929,736

	102,044,094	51,461,237

Non-Current
Beef cattle	72,531,891	65,131,553

	72,531,891	65,131,553

f.	Trade accounts payable

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Suppliers in local currency	3,801,404	154,255
Suppliers in foreign currency (Schedule G Note 11) (1)	12,229,011	12,742,867
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	185,256	40,508
Alto Palermo S.A.	3,370,825	1,075,643
Shopping Alto Palermo S.A.	2,681	—
Inversiones Ganaderas S.A.	—	40,820
IRSA Inversiones y Representaciones S.A.	85,405	124,752
Cactus Argentina S.A.	—	669,346
Estudio Zang, Bergel & Viñes	889,155	324,389
Fundación IRSA	1,073,000	1,800,000
CYRSA S.A.	39,948	—
Agropecuaria Cervera S.A.	—	170,645
Accrual for other expenses (Schedule G)	22,582,398	10,402,907
Accrual for cereal expenses	1,578,881	1,163,711

	45,837,964	28,709,843

Non-Current
Accrual for other expenses (Schedule G)	—	246,231

	—	246,231

(1)	Includes as ofJune 30, 2008 US$ 1,449,726 for the acquisition of farm “San Pedro”, corresponding to suppliers in foreign currency secured by mortgage. See Note 11.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

g.	Loans

Current	June 30, 2008 Pesos	June 30, 2007 Pesos
Local financial loans (Note 15 and Schedule G)	168,644,499	114,005,729
Foreign financial loans ( Notes 15 and 17 and Schedule G)	24,461,875	—
Convertible Notes 2007 (Schedule G)	—	8,563,979
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	—	104,160
Convertible Notes 2007 expenses	—	(12,742)
Convertible Notes 2007 Interest payable (Schedule G)	—	85,460
Convertible Notes 2007 Interest payable - Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	—	3,148

	193,106,374	122,749,734

Non-Current
Foreign Financial Loans (Notes 15 and 17 and Schedule G)	—	24,744,000

	—	24,744,000

h.	Salaries and social security payable

Current	June 30, 2008 Pesos	June 30, 2007 Pesos
Accrual for vacation and statutory annual bonus	4,592,292	3,490,543
Social security taxes payable	691,238	—
Health care payable	34,760	32,694
Others	—	317,975

	5,318,290	3,841,212

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

i.	Taxes payable

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Tax on minimum presumed income (Note 2.t.)	8,993,932	5,394,648
Property tax payable	46,251	226,947
Taxes withheld for income tax	486,333	415,606
Gross sale tax payable	241,681	140,100
Taxes withheld-value added tax	—	20,270
Others	673	673

	9,768,870	6,198,244

Non-Current
Deferred income tax	40,975,673	50,914,561

	40,975,673	50,914,561

j.	Other debts

	June 30, 2008 Pesos	June 30, 2007 Pesos
Current
Management fees agreement accrual (Note 5)	—	2,817,997
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	285,600	81,600

	285,600	2,899,597

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current investment		Trade accounts receivable		Other receivables and prepaid expenses
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
1st quarter 2008/2007 financial period	—	—	—	35,690,201	—	17,580,104
2nd quarter 2008/2007 financial period	—	379,408	—	—	—	3,692,125
3th quarter 2008/2007 financial period	—	—	—	—	—	1,421,935
4th quarter 2008/2007 financial period	—	—	—	—	—	4,703,416
1st quarter 2009/2008 financial period	—	—	30,904,077	—	14,291,318	2,178,303
2nd quarter 2009/2008 financial period	—	—	—	—	16,138,633	—
3th quarter 2009/2008 financial period	—	—	—	—	1,767,384	—
4th quarter 2009/2008 financial period	—	—	—	—	5,626,439	3,710,415
1st quarter 2010/2009 financial period	—	—	—	—	1,710,405	1,749,369
4th quarter 2010/2009 financial period	—	—	—	—	3,627,772	3,710,415
1st quarter 2011/2010 financial period	—	—	—	—	1,710,405	1,749,369
Overdue	—	—	—	—	—	—
With no stated current term	485,166,569	39,095,431	—	—	144,247,352	26,168,134
With no stated non-current term	262,273	37,378,273	—	—	28,841,801	27,550,873

Total	485,428,842	76,853,112	30,904,077	35,690,201	218,006,509	94,214,458

Assets classified according to their interest rate (in Pesos)

Based on their estimated collection term	Current and non-current investment		Trade accounts receivable		Other receivables and prepaid expenses
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
At fixed interest rate	10,746,000	37,116,000	—	—	13,015,721	23,995,134
At variable interest rate	473,881,402	39,095,431	—	—	125,738,745	13,652,208
Non-interest bearing	801,440	641,681	30,904,077	35,690,201	79,252,043	56,567,116

Total	485,428,842	76,853,112	30,904,077	35,690,201	218,006,509	94,214,458

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9 (Continued):

Liabilities based on their estimated payment term (in Pesos)

Base don their estimated payment term	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
1st quarter 2008/2007	—	28,709,843	—	15,298,547	—	3,124,742	—	6,198,244	—	2,899,597	—	—
2nd quarter 2008/2007	—	—	—	10,618,597	—	716,470	—	—	—	—	—	—
1st quarter 2009/2008	45,837,964	—	20,917,954	—	4,874,128	—	774,938	—	285,600	—	—	—
2nd quarter 2009/2008	—	—	24,461,875	24,744,000	444,162	—	8,993,932	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	147,726,545	96,832,590	—	—	—	—	—	—	—	—
With no stated non-current term	—	246,231		—	—	—	40,975,673	50,914,561	—	—	82,958	45,216

Total	45,837,964	28,956,074	193,106,374	147,493,734	5,318,290	3,841,212	50,744,543	57,112,805	285,600	2,899,597	82,958	45,216

Liabilities classified according to their interest rate (in Pesos)

Interest in rate that they accrue	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
At fixed interest rate	4,698,370	4,484,003	192,194,045	147,405,126	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	41,139,594	24,472,071	912,329	88,608	5,318,290	3,841,212	50,744,543	57,112,805	285,600	2,899,597	82,958	45,216

Total	45,837,964	28,956,074	193,106,374	147,493,734	5,318,290	3,841,212	50,744,543	57,112,805	285,600	2,899,597	82,958	45,216

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the C.N.V., 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

On May 2, 2006, a loan agreement for US$ 8 million was executed with Credit Suisse, which imposes some restrictions on our ability to pay dividends. Under this loan agreement falling due on November 2, 2008, we are not allowed to pay dividends or make other restricted payments (including the purchase or redemption of our capital stock) in cash, obligations or other assets, for a total amount not exceeding US$ 5 million in any calendar year.

NOTE 11:	PURCHASE AND SALE OF FARMS

a)	On September 3, 2007, a deferral of payment for US$ 1,449,726 plus US$ 103,454 in interest was signed for the purchase of the establishment “San Pedro”. The new payment date is September 1, 2008.

On August 29, 2008, a new extension was executed thus extending the term to pay USD 1,553,180 until October 2, 2008, plus interest calculated at an annual 7% rate from September 3, 2007 through the actual payment date.

b)	On October 22, 2007, it was deemed of sales for 4,974 hectares of the farm “Los Pozos” was signed. The transaction was agreed upon at US$ 1,119,217. The total amount has already been collected. This sale generated income for about US$ 1.03 (in millions).

c)	On December 17, 2007, it was signed the agreement of sale for the remaining undivided 25% of 72 hectares of the establishment La Adela (18 hectares). The transaction was agreed upon at US$ 143,020, which was paid upon executing the agreement. With such acquisition, the establishment “La Aldea” has 1054 hectares.

d)	On May 30, 2008, the Company signed the deed of sale for 2,430 hectares of the establishment “La Esmeralda”. The agreed sale price was US$ 6,196,449, amount that has already been collected. The sale generated a gain of approximately US$ 5.3 million.

e)	On April 22 and 23, 2008, title deeds for the undivided 80% estate of the establishment “La Esperanza” (980 hectares) located in the Province of La Pampa were executed. The transaction was agreed upon at USD 1,281,814, which was fully paid off.

f)	On June 30, 2008, the agreement of sale without possession for the purchase of 10,910 hectares of the establishment Estancia Carmen, located in the Province of Santa Cruz was executed. The transaction was agreed upon at USD 711,284, out of which USD 177,821 was paid off. The outstanding balance of USD 533,463 will be paid off on September 5, 2008, when the title deed will be executed and notarized.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	INVESTMENTS IN COMPANIES

a) BrasilAgro – Companhia de Propiedades Agrícolas (BrasilAgro)

The Company values the investment in BrasilAgro according to the equity method taking into account its significant impact that derives from: (i) its capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders’ agreement existing among the founder shareholders, that is the Company, Tarpon Agro and Cape Town (shareholders founders). Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors’ and administrators’ fees, increases of capital sock and appropriation of dividends, among other issues.

BrasilAgro was founded for the purpose of replicating Cresud’s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana’s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders’ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

The board of directors of BrasilAgro has nine members of which Cresud S.A.C.I.F. y A., in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

The amount initially offered amounted to 432 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe).

As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to 583.2 million Reais, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of 42.4 million Reais (approximately US$ 20.6 million). In line with such contribution Cresud S.A.C.I.F. y A. has a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

On January 19 and 22, 2007 Cresud S.A.C.I.F. y A. acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions the holding of Cresud S.A.C.I.F. y A. amounts to 43,205 shares which is equivalent to 7.4% of the capital stock of BrasilAgro.

As a contribution for having founded the company, Cresud S.A.C.I.F. y A. received 104,902 purchase options to subscribe additional BrasilAgro shares for 15 years at no cost and at the same price of the original offer of shares that is 1,000 Reais adjusted by the IPCA inflation index. Should such option be exercised, Cresud S.A.C.I.F. y A. will be able to acquire 59,850 additional shares and its holding would then be 14.1% of BrasilAgro diluted capital stock. These options may be exercised as follows: a third part as from the first anniversary of the placement, another third as from the second year and the balance as from the third year.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of June 30, 2008, the Company has not registered any value for the holding of such options.

During this year, Cresud acquired 4,086,000 shares for Ps. 83,958,788. Such purchase generated a change in the interest in BrasilAgro of 7.40% at 14.39%, which was registered in accordance with the acquisition method as stated in note 2.k.2.

Likewise, as of June 30, 2008, BrasilAgro has acquired its first seven properties, which represent 144,213 hectares.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

b) Cactus Argentina S.A.

Inclusion of a new shareholder in Cactus Argentina S.A. (Cactus)

On January 10, 2007 Tyson Foods Inc. joined the capital stock of Cactus by subscribing the stock subscription agreement and the stockholders agreement.

Cactus issued 9,397,213 shares with a premium over par of Ps. 7,296,954 having Tyson subscribed 100% by paying Ps. 16,694,167.

Consequently, the stock participations were modified as follows: Cactus Feeders Inc. 24%; Cresud SACIF y A 24% and Tyson Foods Inc. 52% (through Provemex Holdings LLC).

Accordingly, on June 30, 2008 Cresud registered a premium over par for such operation of Ps. 1,658,109.

In association with Tyson Foods Inc. and Cactus Feeders, Cactus has started an undertaking in Argentina that will be the country´s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Cactus Argentina S.A. acquires the Exportaciones Agroindustriales Argentinas S.A. shareholding

On January 11, 2007 Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by subscribing a sales contract of shares in the amount of Ps. 16,839,993.

EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 9,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

c) Exportaciones Agroindustriales Argentinas S.A.

On May 15, 2007 Cresud acquired 0.57% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by the acquisition of 120 shares of the latter to Cactus Argentina S.A.

As of June 30, 2008, the Company holding’s in EEASA had decreased to a 0.36 percent.

d) IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2007, our interest amounted to 25.01% representative of 116,305,767 shares. Between September and November 2007, we acquired additional 82.5 million shares of common stock by (i) converting USD 12 million corporate bonds convertible at 8% falling due in November 2007 into 22 million shares of common stock and (ii) exercising all our options to acquire 60.5 million shares of common stock for a total purchase price of USD 39.6 million. We later acquired 45,019,910 shares, increasing our interest to 42.13% as of June 30, 2008.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13:	ISSUANCE OF CONVERTIBLE NOTES

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple Convertible Notes, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or

b)	The issuance of Convertible Notes into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of Convertible Notes, with a premium determined by the management, between 20 and 30% over the conversion price of the Convertible Note, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the Convertible Notes who have exercised their conversion rights.

Authorization for the public offer and quotation of Convertible Notes has been approved by Resolution No. 14,320 of the Comisión Nacional de Valores dated October 1, 2002 and by the Bolsa de Comercio de Buenos Aires, authorizing the issue up to US$ 50,000,000 in securities composed by Convertible Notes into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 per share (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 per share (US$ 6.0930 ADS)

b)	For each of Cresud’s Convertible Note the holder has the right to convert it to US$ 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible Notes were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Notes and for the generation of working capital.

During the year beginning June 30, 2003 and ended November 14, 2007, 49,910,874 corporate bonds were converted into 98,288,372 shares of common stock, which originated an increase in the Company’s shareholders’ equity of PS. 152,102,667. In the same year, 49,867,018 warrant options were exercised; consequently, 98,202,054 shares of common stock were issued for PS. 182,912,273.

On November 14, 2007, convertible notes fell due, out of which 89,126 convertible notes were pending conversion, which were settled in cash. Likewise, there were 132,982 warrant options that were not exercised.

NOTE 14:	PURCHASE AND SALE OF CONVERTIBLE NOTES

During November and December 2002, 49,692,668 convertible notes issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14:	(Continued)

conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 per share (US$ 6.6856 GDS)

b)	For each of IRSA’s Convertible Note the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its Convertible Notes according to the subscription clauses.

The conversion price of the Convertible Notes went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

During the period beginning July 2003 and ended November 14, 2007, the Company acquired 600,500 Convertible Notes for US$ 937,798.

During the same period, the Company sold 12,335,157 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima. The sale generated income for PS. 83,623,172.

Likewise, in the same period, the Company exercised its conversion right and exercised warrants of 37,958,011 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima giving rise to issuing 139,295,450 shares of common stock with a face value of PS. 1 each one. The adquisition of these shares have been registered in accordance with the acquisition method as stated in note 2.k.2.

During the same period, third party holders of Convertible Notes into shares of common stock of IRSA have exercised the conversion right of 61,984,332 Convertible Notes and have exercised 61,938,795 warrants originating the issuance of 227,381,884 shares of common stock with a face value of Ps. 1 each one.

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 64.4 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders´ Equity (see Note 2.p).

On November 14, 2007, convertible corporate bonds of IRSA Inversiones y Representaciones Sociedad Anónima matured.

NOTE 15:	FINANCIAL LOANS

In line with the outstanding investment opportunities that became definite during the last year, such as our participation in BrasilAgro, and the acquisition of land and the develop investments in Norwest zone during the current year. The company contracted debt in higher levels than those incurred in previous years. As of June 30, 2008 our debt amounts to Ps. 193.1 million.

On analyzing the breakdown of such debt, we note the Credit Suisse loan to finance our investment in BrasilAgro for Ps. 24.5 million (Note 12.a) and Ps.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15:	(Continued)

20.9 million to finance our crop production, the remaining balance, Ps. 147.7 million, are concentrated in the short-term.

The chart that follows discloses our Company debt as of June 30, 2008:

Bank	Currency	Total (Millions Ps.)	Term
Short-term	Pesos	147.7	Up to 180 days
Crop production financing	Pesos	20.9	Up to 53 days
Investement in BrasilAgro financing	Pesos	24.5	Up to 124 days

NOTE 16:	CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of PS. 1 entitled to one vote per share was concluded.This capital increase was approved by the Shareholders’ Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, both locally and internationally.

After this capital increase, the Company’s outstanding shares amount to 500,774,772.

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and we are currently carrying out the formalities to have them listed on the Nasdaq.

Funds obtained from increasing capital, net of issuance expenses, amount to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million.

Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

In the current year, 2,271,290 options were exercised, consequently, 757,093 shares of common stock were issued for Ps. 3,986,205.

NOTE 17:	RESTRICTED ASSETS

As of June 30, 2008, the amount of 1,834,860 ADR´s of IRSA Inversiones y Representaciones S.A. are included in Non-Current Investments which availability is restricted as a result of the loan contracted for financing the Brazil investment as mentioned in Note 12.a) to these financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 17:	(Continued)

The “San Pedro” establishment was included in fixed assets as of June 30, 2008. Such establishment has a mortgage on a fraction of its land to guarantee the payment for the purchase. To date, the amount of US$ 1.5 million is owed for such acquisition.

NOTE 18:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Program”).

The Plan is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

Funds collected from participants’ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

As of June 30, 2008 the Company had made contributions to the Program that amount Ps. 295,348.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 19:	SUBSEQUENT EVENTS

a)	Repurchase of treasury stock

On August 26, 2008, the Company’s board of directors decided to acquired treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Acquisitions will be carried out for a term of 70 days running as from the date of publication of the information in the Boletín de la Bolsa de Comercio de Buenos Aires (Buenos Aires stock exchange bulletin) and a minimum of Ps. 3 and a maximum Ps. 3.5 per share will be paid.

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices show.

As of the publication date of these financial statements, purchases of treasury stock amounted to 26,470 ADRs and 7,000 shares of common stock paying an amount of USD 289,742 and Ps. 23,641, respectively.

b)	Purchase of the establishment Estancia Carmen

On September 5, 2008, the title deed conveying ownership for the purchase of 10,910 ha. of the establishment Estancia Carmen, located in the Province of Santa Cruz was executed. The transaction was agreed upon at USD 711,284, out of which USD 177,821 was prepaid and the balance of USD 533,463 on such date.

c)	Expanding business into the Republic of Paraguay

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, on September 3, 2008, the Company executed jointly with Carlos Casado S.A., an Argentine company owning large stretches of land in southern Paraguay, a framework agreement by which it was decided to generate synergy between both companies to do business on the real estate, agricultural and livestock, and forestry markets, as well as series of related agreements aiming at formalizing the productive coalition between both companies.

Within such context, Cresud participates together with Carlos Casado (with a 50% interest each) in a stock company organized under the law of the Republic of Paraguay, (the “Company”) under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay (hereinafter the “Property”) and possibly of up to 100,000 hectares also located in Paraguay, derived from the option exercised by the Company, granted by Carlos Casado S.A.

Consequently, Cresud will advice in such business directly and/or through other subsidiaries and affiliates under common business practices and its experience in the matter.

The advisory agreement shall be valid for 10 year terms as from the date the framework agreement is executed and will automatically renewed for two additional 10-year period as from maturity date of the original period, in turn being able to be renewed after the expiration of the additional period.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 19:	(Continued)

Cresud has additionally executed a pre-purchase agreement as committed to acquire about 20,965 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of USD 5,241,375 in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the fiscal years beginning on July 1, 2007 and 2006 and ended June 30, 2008 and 2007

(Notes 1 and 2)

Schedule A

Principal Account	Value at the the beginning of the year Pesos	Additions and/or Transfers Pesos	Deductions and/or Transfers Pesos	Value at the end of the year Pesos	Depreciation					Net carrying Value as of June 30, 2008 Pesos	Net carrying Value as of June 30, 2007 Pesos
					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the year Pesos	Current year Pesos	Accumulated at the end of the year Pesos
Real estate	161,689,175	5,649,422	2,008,242	165,330,355	—	—	—	—	—	165,330,355	161,689,175
Wire fences	5,946,395	483,578	339,656	6,090,317	3	748,542	54,212	177,421	871,751	5,218,566	5,197,853
Watering troughs	4,406,916	1,315,529	193,019	5,529,426	5	1,125,310	68,416	212,625	1,269,519	4,259,907	3,281,606
Alfalfa fields and meadows	3,227,641	1,959,596	—	5,187,237	12-25-50	1,533,523	—	578,348	2,111,871	3,075,366	1,694,118
Buildings and constructions	30,612,362	3,735,880	54,632	34,293,610	2	3,123,956	8,446	639,971	3,755,481	30,538,129	27,488,406
Machinery	11,098,971	642,635	182,728	11,558,878	10	7,628,609	182,020	720,414	8,167,003	3,391,875	3,470,362
Vehicles	2,283,471	271,381	74,219	2,480,633	20	1,307,439	55,363	379,012	1,631,088	849,545	976,032
Tools	208,811	17,453	2,990	223,274	10	160,632	2,712	11,146	169,066	54,208	48,179
Furniture and equipment	1,143,068	85,610	8,245	1,220,433	10	869,760	7,536	75,609	937,833	282,600	273,308
Corral and leading lanes	896,488	65,471	23,867	938,092	3	145,473	3,396	26,551	168,628	769,464	751,015
Roads	2,058,589	357,245	—	2,415,834	10	720,499	—	172,711	893,210	1,522,624	1,338,090
Facilities	13,617,658	1,913,347	—	15,531,005	10-20-33	6,696,165	—	1,046,967	7,743,132	7,787,873	6,921,493
Computer equipment	1,967,450	236,557	13,460	2,190,547	20	1,133,754	12,863	402,627	1,523,518	667,029	833,696
Silo plants	1,277,416	—	—	1,277,416	5	464,374	—	74,492	538,866	738,550	813,042
Constructions in progress	7,034,802	8,698,756	5,352,737	10,380,821	—	—	—	—	—	10,380,821	7,034,802
Advances to suppliers	295,767	1,709,727	295,767	1,709,727	—	—	—	—	—	1,709,727	295,767

Total as of June 30, 2008	247,764,980	27,142,187	8,549,562	266,357,605		25,658,036	394,964	4,517,894	29,780,966	236,576,639

Total as of June 30, 2007	230,293,886	40,658,831	23,187,737	247,764,980		22,222,028	589,460	4,025,468	25,658,036		222,106,944

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the fiscal years beginning on July 1, 2007 and 2006 and ended June 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning of the year Pesos	Additions of the year Pesos	Value at the end of the year Pesos	Depreciation				Net carrying value as of June 30, 2008 Pesos	Net carrying value as of June 30, 2007 Pesos
				Accumulated at the beginning of the year Pesos	Of the year		Accumulated at the end of the year Pesos
					Rate %	Current year Pesos (1)
Concessions rights	21,910,761	—	21,910,761	—		699,279	699,279	21,211,482	21,910,761

Total as of June 30, 2008	21,910,761	—	21,910,761	—		699,279	699,279	21,211,482

Total as of June 30, 2007	21,910,761	—	21,910,761	—		—	—		21,910,761

(1)	Included in gain from controlled and related companies in the statement of income

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

Corresponding to the fiscal years beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule C

Securities	Amount	Value as of June 30, 2008 Pesos	Value as of June 30, 2007 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
					Principal activity	Latest financial statements
						Capital Pesos	Income (loss) for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund (U$S)	49,013,028	146,303,888	37,946,618
Deutsche Managed Dollar Fund	82,306,185	245,683,963	—
Credit Suisse Overnight (US$)	20,086,000	59,956,710	—
Credit Suisse Overnight (EUR)	4,514,000	21,220,765	—

		473,165,326	37,946,618

Notes and Convertible Notes
Subsidiaries, related companies Law No, 19,550 Section 33 and related parties, Interest on Convertible Notes 2007- IRSA (US$):
IRSA Inversiones y Representaciones S.A.		—	379,408
Bonos IRSA 2017 (US$)	5,000,000	11,285,167	—	0.720
Bonos Global 2010	110,000	92,486	120,899	0.841
Bocon Pro 1	157,647	630	630	0.004
Mortgage Bonds	660,966	622,960	1,027,284	0.943

		12,001,243	1,528,221

Total current investments		485,166,569	39,474,839

Non-current investments
Subsidiaries. related companies Law No. 19.550 Section 33 and related parties:
AGRO-URANGA S.A.				Unlisted	Agricultural livestock	2,500,000	13,132,660	26,013,011
Shares	893,069	9,030,618	6,895,791
Higher value of property		11,179,150	11,179,150

		20,209,768	18,074,941

INVERSIONES GANADERAS S.A.				Unlisted	Rising and grazing cattle	11,668,570	(283,073)	9,505,402
Shares	11,668,569	8,305,723	9,788,454

		8,305,723	9,788,454

CACTUS ARGENTINA S.A.				Unlisted	Explotation and administration of agriculture products and rising cattle
Shares	6,589,335	7,603,606	5,825,380			27,455,563	(1,974,725)	31,681,692

		7,603,606	5,825,380

FUTUROS Y OPCIONES.COM S.A.				Unlisted	Gives information about markets through Internet , brokerage activities and comercial services,
Shares	654,398	2,477,025	1,952,651			960,937	847,834	3,637,334

		2,477,025	1,952,651

AGROPECUARIA CERVERA S.A.						1,334,748	(516,103)	3,994,423
Shares	1,201,273	3,594,979	4,189,072	Unlisted	Agricultural and forestall

		3,594,979	4,189,072

AGROLOGY S.A.
Shares	48,500	260,625	—		Investing	50,000	218,686	268,686

		260,625	—

FYO TRADING S.A.
Shares	726	726	—		Bokerage	20,000		726

		726	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments (continued)

Corresponding to the fiscal years beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1, 2, and 3)

Schedule C

	Amount	Value as of June 30. 2008 Pesos	Value as of June 30. 2007 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
					Principal activity	Latest financial statements
Securities						Capital Pesos	Income (loss) for the period Pesos	Shareholders’ Equity Pesos
IRSA Inversiones y Representaciones S.A
Shares (Note 15)	221,942,648	737,990,876	411,903,577	3.70	Real Estate	578,676,461	54,877,302	1,924,133,542
Higer values(2)		105,724,939

		843,715,815	411,903,577

BrasilAgro– Companhia Brasileira de Propiedades Agrícolas
Shares	8,407,300	160,519,236	68,056,602	(1)13.01	Agricultural and Real Estate	875,381,000	25,978,000	1,115,426,000
Higer values(3)		6,887,167

		167,406,403	68,056,602

Subtotal		1,053,574,670	519,790,677

Other Investments
Convertible Notes 2007–IRSA (US$)
Subsidiaries. related companies Law No. 19.550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	37,116,000
Coprolan		20,717	20,717	Unlisted
Exportaciones Agroindustriales Argentinas S.A.		241,556	241,556	Unlisted

Subtotal		262,273	37,378,273

Goodwill
Companhia Brasilerira de Propiedades Agrícolas BrasilAgro goodwill(4)		3,840,913	—
IRSA Inversiones y Representaciones S.A. negative goodwill(5)		(219,359,509)	(67,306,386)
IRSA Inversiones y Representaciones S.A. positive goodwill(6)		6,267,858

Subtotal		(209,250,738)	(67,306,386)

Total non-current investments		844,586,205	489,862,564

(1)	In Brazilian Reais
(2)	Consist of Ps. 8,186,422 higher value of inventory, Ps.71,404,769 higher value of investments, Ps.78,154,526 higher value of fixed assets, Ps. 7,559,329 higher value of intangible assets, Ps. (13,625,151) higher value of liabilities and Ps. (45,954,956) higher value of tax effect.
(3)	Consist of Ps. 10,595,643 higer value of fixed assets and Ps. (3,708,476) higher value of tax effect.
(4)	and (6) The change as regards the previous year responds only to additions for the period.
(5)	The change as regards the previous year responds to additions for Ps. 166,301,695, depreciations for Ps. 8,926,845 and diluted for Ps. 5,321,727.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the fiscal year beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of the year Pesos	Increases Pesos	Decreases Pesos	Applications Pesos	Value as of June 30, 2008 Pesos	Value as of June 30, 2007 Pesos
Deducted from assets
Allowance for doubtful accounts	372,359	78,084	(69,423)	—	381,020	372,359
Included in liabilities
For pending lawsuits	45,216	(1)37,742	—	—	82,958	45,216

Total as of June 30, 2008	417,575	115,826	(69,423)	—	463,978

Total as of June 30, 2007	444,173	—	(24,127)	(2,471)		417,575

(1) Included in other income and expenses in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the fiscal year beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos		June 30, 2007 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	65,090,604	59,445,800	—	—	—	—	65,090,604		59,445,800
Crops	30,866,271	10,550,495	—	—	—	—	—	—	30,866,271		10,550,495
Seeds and fodder	360,162	478,313	—	—	—	—	—	—	360,162		478,313
Materials and others	—	—	—	—	—	—	693,296	127,024	693,296		127,024

	31,226,433	11,028,808	65,090,604	59,445,800	—	—	693,296	127,024		97,010,333		70,601,632
Holding gain—Beef cattle	—	—	6,190,256	4,115,410	—	—	—	—		6,190,256		4,115,410
Holding gain— Crops and raw materials	(1,534,450)	(2,053,022)	—	—	—	—	—	—		(1,534,450)		(2,053,022)
Production	109,609,256	71,655,119	22,229,908	17,720,235	17,667,282	9,730,929	—	—		149,506,446		99,106,283
Transfer of inventories to fixed assets	—	—	—	—	—	—	(713,836)	(122,253)		(713,836)		(122,253)
Transfer of inventories to expenses	(5,073,378)	(3,354,010)	(120,970)	(87,114)	(32,573)	—	(1,620,402)	(1,500,000)		(6,847,323)		(4,941,124)
Purchases	4,971,986	1,301,600	5,682,735	10,517,482	12,744	—	2,293,346	2,109,593		12,960,811		13,928,675
Operating expenses (Schedule H)	—	—	—	—	—	—	2,967,362	2,628,021		2,967,362		2,628,021

Less:
Inventories at the end of the year
Beef cattle	—	—	(68,694,539)	(65,090,604)	—	—	—	—	(68,694,539)		(65,090,604)
Crops	(62,989,034)	(30,866,271)	—	—	—	—	—	—	(62,989,034)		(30,866,271)
Seeds and fodder	(590,847)	(360,162)	—	—	—	—	—	—	(590,847)		(360,162)
Materials and others	—	—	(536,373)	—	(17,594)	—	(658,994)	(693,296)	(1,212,961)	(133,487,381)	(693,296)	(97,010,333)

Cost of Sales	75,619,966	47,352,062	29,841,621	26,621,209	17,629,859	9,730,929	2,960,772	2,549,089		126,052,218		86,253,289

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of production

Corresponding to the fiscal year beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos	June 30, 2007 Pesos	June 30, 2008 Pesos		June 30, 2007 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	—	—	11,113,378	9,389,631	11,113,378		9,389,631
Unharvested crops and other unharvested	2,342,025	1,662,592	—	—	—	—	2,342,025		1,662,592
Seeds and fodder	—	—	1,336,519	168,766	554,095	123,568	1,890,614		292,334
Materials and others	3,609,519	4,142,815	465,981	—	160,940	119,865	4,236,440		4,262,680

	5,951,544	5,805,407	1,802,500	168,766	11,828,413	9,633,064		19,582,457		15,607,237
Holding gain—Beef cattle	—	—	—	—	1,813,324	845,483		1,813,324		845,483
Holding gain—Crops and raw materials	4,489,794	1,191,376	—	—	—	—		4,489,794		1,191,376
Production	—	—	2,767,990	563,693	753,056	1,180,468		3,521,046		1,744,161
Transfer of inventories to fixed assets	(1,182,432)	(1,338,206)	—	—	—	—		(1,182,432)		(1,338,206)
Transfer of unharvested crops to expenses	(29,850,136)	(19,302,268)	(3,603,496)	(2,257,354)	(4,840,847)	(1,920,243)		(38,294,479)		(23,479,865)
Purchases	43,567,309	19,186,739	1,364,800	1,403,081	7,218,087	3,411,463		52,150,196		24,001,283
Operating expenses (Schedule H)	77,975,072	51,443,225	18,201,022	15,448,383	13,530,033	7,154,569		109,706,127		74,046,177

Less:
Inventories at the end of the year
Beef cattle	—	—	—	—	(15,193,886)	(11,113,378)	(15,193,886)		(11,113,378)
Unharvested crops	(6,051,754)	(2,342,025)	—	—	—	—	(6,051,754)		(2,342,025)
Seeds and fodder	—	—	(1,934,000)	(1,336,519)	(680,435)	(554,095)	(2,614,435)		(1,890,614)
Materials and others	(16,685,976)	(3,609,519)	(397,897)	(465,981)	(144,656)	(160,940)	(17,228,529)	(41,088,604)	(4,236,440)	(19,582,457)

Cost of Production	78,213,421	51,034,729	18,200,919	13,524,069	14,283,089	8,476,391		110,697,429		73,035,189

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the fiscal year beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1 and 2)

Schedule G

	June 30, 2008				June 30, 2007
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in Dollars	US$	283,155	2.985	845,219	US$	12,833,941	39,182,021
Cash and banks in Brazilian Reais	Rs	2,646	1.690	4,472	Rs	2,584	3,643
Cash and banks in Euros		€1,876	4.701	8,821		€—	—
Cash and banks in Yen	JPY	1,547,500,000	0.028	43,570,946	JPY	—	—
Investments:
Mutual funds (US$)	US$	151,405,213	2.985	451,944,561	US$	12,429,289	37,946,618
Mutual funds (EUR)	EUR	4,514,000	4.701	21,220,765		—	—
Interest from IRSA Convertible Notes 2007		—		—	US$	122,667	379,408
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Bonos IRSA 2017 (US$)	US$	3,780,625	2.985	11,285,167		—	—
Trade accounts receivable:
Trade accounts receivable	US$	952,704	2.985	2,843,820	US$	174,180	531,771
Other receivables:
Secured by mortgages	US$	2,073,236	2.985	6,188,608	US$	2,291,261	6,995,220
Guarantee deposits	US$	393,392	2.985	1,174,275	US$	918,904	2,805,415
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	34,563	106,903
Others	US$	—		—	US$	20,000	61,860
Non-Current Assets
Other receivables
Secured by mortgages	US$	2,361,334	2.985	7,048,582	US$	4,290,164	13,097,871
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Alto Palermo S.A	US$	—		—	US$	57,660	178,341
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	13,294	41,117
Cactus Argentina S.A.	US$	—		—	US$	1,326	4,100
Others	US$	—		—	US$	7,330	22,673
Investments:
IRSA Convertible Notes 2007		—		—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$			—	US$	12,000,000	37,116,000

Total US$	US$	161,249,659		481,330,232	US$	45,194,579	138,469,318

Total Rs	Rs	2,646		4,472	Rs	2,584	3,643

Total €		€4,515,876		21,229,586		€—	—

Total JPY	JPY	1,547,500,000		43,570,946	JPY	—	—

Total Assets				546,135,236			138,472,961

US$: US Dollars

Rs: Brazilian Reais

€: Euros

JPY: Japanese Yens

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the fiscal year beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1 and 2)

Schedule G

	June 30, 2008				June 30, 2007
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	4,042,648	3.025	12,229,011	US$	4,119,905	12,742,867
Subsidiaries, related companies Law No. 19,550
Section 33 and related parties:
Accrual for other expenses	US$	1,227,649	3.025	3,713,638	US$	206,984	640,202
Loans:
Local banks	US$	6,915,026	3.025	20,917,954	US$	5,552,260	17,173,139
Foreign Banks	US$	8,086,570	3.025	24,461,875	US$	—	—
Interest of Convertible Notes 2007	US$	—		—	US$	28,648	88,608
Convertible Notes 2007	US$	—		—	US$	2,768,826	8,563,979
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	US$	—		—	US$	33,676	104,160
Non-current liabilities
Trade accounts payable
Accrual for other expenses	US$	—		—	US$	79,609	246,231
Loans:
Foreign Banks	US$	—		—	US$	8,000,000	24,744,000

Total Liabilities	US$	20,271,893		61,322,478	US$	20,789,908	64,303,186

US$: US Dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the fiscal year beginning as from July 1, 2007 and 2006 and ended on June 30, 2008 and 2007

(Notes 1 and 2)

Schedule H

	Total as of June 30, 2008 Pesos	Operating Expenses					Expenses		Total as of June 30, 2007 Pesos
Items		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	1,302,247	—	—	—	—	—	—	1,302,247	402,554
Fees and payments for services	7,027,467	1,398,718	758,833	394,718	245,167	—	—	5,628,749	4,453,440
Salaries and wages	18,413,186	7,587.471	3,108,314	2,857,979	1,621,178	—	—	10,825,715	12,912,100
Social security taxes	3,788,439	1,508,351	678,815	459,988	369,548	—	—	2,280,088	3,178,783
Taxes. rates and contributions	1,816,629	723,292	563,903	71,704	87,685	—	482	1,092,855	1,382,845
Gross sales taxes	1,644,749	—	—	—	—	—	1,644,749	—	920,209
Office and administrative expenses	2,405,575	—	—	—	—	—	—	2,405,575	1,075,306
Bank commissions and expenses	21,006	21,006	14,514	5,898	594	—	—	—	25,098
Depreciation of fixed assets	4,517,894	3,914,062	2,225,589	1,124,222	564,251	—	—	603,832	4,025,468
Vehicle and traveling expenses	1,576,675	917,626	496,195	364,528	56,903	—	—	659,049	742,291
Spare parts and repairs	3,505,008	3,504,439	1,812,363	1,159,945	532,131	—	—	569	3,250,529
Insurance	404,278	316,385	193,929	103,942	18,514	—	—	87,893	325,704
Benefits to Employees	1,070,980	599,484	278,863	245,799	74,822	—	—	471,496	608,542
Livestock expenses (1)	11,935,062	10,778,341	—	10,778,341	—	—	1,156,721	—	9,433,314
Dairy farm expenses (2)	9,801,752	9,723,500	—	—	9,723,500	—	78,252	—	5,141,541
Agricultural expenses (3)	80,288,449	69,928,877	66,961,515	—	—	2,967,362	10,359,572	—	53,007,056
Silo expenses	29,746	29,746	29,746	—	—	—	—	—	62,004
General expenses	1,818,458	1,711,544	846,639	633,162	231,743	—	—	106,914	1,003,613
Lease of machinery and equipment	2,097	2,027	1,345	682	—	—	—	70	—
Safety and hygiene expenses	8,620	8,620	4,509	114	3,997	—	—	—	—
Advertising expenses	13,693	—	—	—	—	—	—	13,693	—

Total as of June 30, 2008	151,392,010	112,673,489	77,975,072	18,201,022	13,530,033	2,967,362	13,239,776	25,478,745	—

Total as of June 30, 2007		76,674,198	51,443,225	15,448,383	7,154,569	2,628,021	9,279,952	15,996,247	101,950,397

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, Agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Annual Report, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date as of June 30, 2008

	Other Receivables	Law No. 19.550 Section 33
		AGRO URANGA	FYO	CACTUS	IGSA	AGROLOGY	BRASILAGRO	CAMSA	ACER
		Other Receivables
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos		Pesos
Current	11,576,065	56,410	23.603	3,391,603	3,446,305	97,470,774	305,949	1,280,709	26,695,934
Non-current	28,859,148	—	—	—	—		—		—

b.	Trade Accounts Receivable and other receivables to fall due as of June 30, 2008

	Trade Accounts Receivable	Law No. 19.550 Section 33						Other Receivables
		FYO	IGSA	CACTUS	COMERCIALIZADORA DE LOS ALTOS S.A.	AGROLOGY	ACER
		Trade Accounts Receivable
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
30.09.08	23,699,432	6,758,759	131,991	18,814	933	4,086	290,062	14,291,318
31.12.08	—	—	—	—	—	—	—	16,183,633
31.03.09	—	—	—	—	—	—	—	1,767,384
30.06.09	—	—	—	—	—	—	—	5,626,439
30.09.09	—	—	—	—	—	—	—	1,710,405
30.06.10	—	—	—	—	—	—	—	3,627,772
30.09.10	—	—	—	—	—	—	—	1,710,405

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of June 30, 2008.

b.	Debts without a due date as of June 30, 2008.

	Trade Accounts Payable Pesos	Loans Pesos	Taxes Payable Pesos	Allowances Pesos
Current	—	147,726,545	—	—
Non-current	—	—	40,975,673	82,958

c.	Debts to fall due as of June 30, 2008.

	Trade Accounts Payable Pesos	Law No. 19.550 Section 33				Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos
		IBSA	CYRSA	APSA	IRSA
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos
30.09.08	42,156,530	185,256	39,948	3,370,825	85,405	20,917,954	4,874,128	774,938	285,600
31.12.08	—	—	—	—	—	24,461,875	444,162	8,993,932	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Law No. 19.550 Section 33
		FYO	IGSA	CACTUS	COMERCIALIZADORA DE LOS ALTOS S.A	AGROLOGY	ACER
		Trade Accounts Receivable
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
In Pesos	20,855,612	6,758,759	131,991	18,814	933	4,086	290,062
In Dollars	2,843,820	—	—	—	—	—

	Others Accounts Receivable Pesos	Law No. 19.550 Section 33
		AGRO URANGA	FYO	CACTUS	IGSA	AGROLOGY	BARSIL AGRO	CAMSA	ACER
		Trade Accounts Receivable
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
In Pesos	71,229,706	56,410	23,603	3,391,603	3,446,305	97,470,774	305,949	1,280,709	26,695,934
In Dollars	14,411,465	—	—	—	—	—	—	—

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

c.

	Trade Accounts Receivable Pesos	Law No. 19.550 Section 33
		FYO	IGSA	CACTUS	COMERCIALIZADORA DE LOS ALTOS S.A	AGROLOGY	ACER
Trade Accounts Receivable
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	—	—	—
Outstanding balances not accruing interests	23,699,432	6,758,759	131,991	18,814	933	4,086	290,062

	Other Accounts Receivable Pesos	Law No. 19.550 Section 33
		AGRO URANGA	FYO	CACTUS	IGSA	AGROLOGY	BRASIL AGRO	CAMSA	ACER
		Trade Accounts Receivable
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos		Pesos
Outstanding balances accruing interests	13,104,991	—	—	2,757,420	3,399,806	96,040,041	—		23,452,208
Outstanding balances not accruing interests	72,230,231	56,410	23,603	634,183	46,499	1,430,733	305,949	1,280,709	3,243,726

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable Pesos	Law No. 19.550 Section 33				Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debt Pesos	Provisions Pesos
		Cactus	IGSA	CYRSA	APSA
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos
In Pesos	26,213,881	185,256	39,948	3,370,825	85,405	147,726,545	5,318,290	50,744,543	285,600	82,958
In Dollars	15,942,649	—	—	—	—	45,379,829	—	—	—	—

b.	All debts outstanding are not subject to adjustment provisions.

c.

	Trade Accounts Payable Pesos	Law No. 19.550 Section 33				Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debt Pesos	Provisions Pesos
		IGSA	Cactus	CYRSA	APSA
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos
Outstanding debts accruing Interests	4,698,370	—	—	—	—	192,194,045	—	—	—	—
Outstanding debts not accruing interests	37,458,160	185,256	39,948	3,370,825	85,405	912,329	5,318,290	50,744,543	285,600	82,958

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of June 30, 2008 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of June 30, 2008 there were advance payments to directors for Ps. 994,919, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Book value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	73,113,993	35,618,183

Vehicles	Theft, fire and civil and third parties liability	2,321,686	849,545

16.	CONTINGENCIES

As of June 30, 2008 there are no contingent situations that have not been accounted for.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Comparative Shareholders’ Equity Structure

	As of June 30, 2008 Pesos	As of June 30, 2007 Pesos	As of June 30, 2006 Pesos	As of June 30, 2005 Pesos	As of June 30, 2004 Pesos
Current Assets	736,867,022	216,774,837	94,982,864	152,742,124	70,165,638
Non-current Assets	1,332,893,167	855,105,579	775,673,020	590,670,069	576,502,763

Total Assets	2,069,760,189	1,071,880,416	870,655,884	743,412,193	646,668,401

Current Liabilities	262,347,184	167,691,706	101,909,091	65,980,140	29,301,336
Non-current Liabilities	43,914,544	78,397,623	142,321,331	154,084,136	152,133,418

Total Liabilities	306,261,728	246,089,329	244,230,422	220,064,276	181,434,754

Minority Interest	1,160,330	836,872	559,871	276,947	65,451

Shareholders’ Equity	1,762,338,133	824,954,215	625,865,591	523,070,970	465,168,196

	2,069,760,189	1,071,880,416	870,655,884	743,412,193	646,668,401

Comparative Income Structure

	As of June 30, 2008 Pesos	As of June 30, 2007 Pesos	As of June 30, 2006 Pesos	As of June 30, 2005 Pesos	As of June 30, 2004 Pesos
Operating income	43,612,419	38,009,030	11,107,140	36,257,592	17,811,879
Financial and holding (loss) gain	(52,267,581)	(10,457,994)	12,373,958	63,751,386	(18,969)
Other income and expenses and income on equity	34,324,704	35,948,025	18,773,403	23,022,246	26,306,123
Management fees	(2,170,982)	(5,484,697)	(3,836,470)	(8,533,213)	(3,567,003)

Operating net income (loss)	23,498,560	58,014,364	38,418,031	114,498,011	40,532,030
Income Tax benefit (expense)	(284,073)	(8,375,095)	(5,431,831)	(37,787,594)	(8,750,269)
Minority Interest	(266,449)	(277,000)	(102,924)	88,501	141,261

Net Income	22,948,038	49,362,269	32,883,276	76,798,918	32,103,022

Production volume

	Three- month period June 30, 2008	Accumulated July 1, 2007 to June 30, 2008	Three- month period June 30, 2007	Accumulated July 1, 2006 to June 30, 2007	Three- month period June 30, 2006	Accumulated July 1, 2005 to June 30, 2006	Three- month period June 30, 2005	Accumulated July 1, 2004 to June 30, 2005	Three- month period June 30, 2004	Accumulated July 1, 2003 to June 30, 2004
Beef Cattle (in Kgs.)	1,733,240	8,786,290	1,800,690	9,913,183	2,044,1221	9,082,669	2,716,360	10,656,836	2,894,026	11,370,265
Butyraceous (in Kgs.)	190,753	755,461	156,072	611,121	144,360	541,509	89,498	264,584	54,679	239,858
Crops (in quintals) *	1,375,953	1,981,463	1,037,494	1,741,601	546,258	1,068,671	965,245	1,497,845	420,682	746,118

*	One quintals equals one hundred kilograms

Saul Zang Vice President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Sales volume

	Three- month period June 30, 2008	Accumulated July 1, 2007 to June 30, 2008	Three- month period June 30, 2007	Accumulated July 1, 2006 to June 30, 2007	Three- month period June 30, 2006	Accumulated July 1, 2005 to June 30, 2006	Three- month period June 30, 2005	Accumulated July 1, 2004 to June 30, 2005	Three- month period June 30, 2004	Accumulated July 1, 2003 to June 30, 2004
Beef Cattle (in Kgs.)	4,370,151	11,754,343	4,652,166	13,332,398	3,922,806	14,761,713	4,704,553	17,782,668	4,078,763	14,274,483
Butyraceous (in Kgs.)	190,753	755,461	156,072	611,121	144,360	541,509	89,498	264,584	54,679	239,858
Crops (in quintals) *	605,171	1,567,184	843,002	1,246,520	691,108	1,641,037	425,913	881,228	254,603	643,890

*	One quintals equals one hundred kilograms

Local Market

	Three- month period June 30, 2008	Accumulate July 1, 2007 to June 30, 2008	Three- month period June 30, 2007	Accumulate July 1, 2006 to June 30, 2007	Three- month period June 30, 2006	Accumulate July 1, 2005 to June 30, 2006	Three- month period June 30, 2005	Accumulate July 1, 2004 to June 30, 2005	Three- month period June 30, 2004	Accumulate July 1, 2003 to June 30, 2004
Beef Cattle (in Kgs.)	4,370,151	11,754,343	4,652,166	13,332,398	3,922,806	14,761,713	4,704,553	17,782,668	4,078,763	14,284,483
Butyraceous (in Kgs.)	190,753	755,461	156,072	611,211	144,360	541,509	89,498	264,584	54,679	239,858
Crops (in quintals) *	605,171	1,567,184	833,002	1,236,520	691,108	1,641,037	425,913	881,228	254,603	643,980

*	One quintals equals one hundred kilograms

Exports

	Three- month period June 30, 2008	Accumulate July 1, 2007 to June 30, 2008	Three- month period June 30, 2007	Accumulate July 1, 2006 to June 30, 2007	Three- month period June 30, 2006	Accumulate July 1, 2005 to June 30, 2006	Three- month period June 30, 2005	Accumulate July 1, 2004 to June 30, 2005	Three- month period June 30, 2004	Accumulate July 1, 2003 to June 30, 2004
Beef Cattle (in Kgs.)	—	—	—	—	—	—	—	—	—	—
Butyraceous (in Kgs.)	—	—	—	—	—	—	—	—	—	—
Crops (in quintals) *	—	—	10,000	10,000	—	—	—	—	—	—

Ratios

	As of June 30, 2008 Pesos	As of June 30, 2007 Pesos	As of June 30, 2006 Pesos	As of June 30, 2005 Pesos	As of June 30, 2004 Pesos
Liquidity	2.089	1.293	0.932	2.315	2.395
Solvency	5.754	3.352	2.563	2.377	2.564
Non-current assets to assets	0.644	0.798	0.981	0.795	0.891
Return on Equity	0.018	0.068	0.057	0.155	0.075

Saul Zang Vice President

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal Address: Moreno 877 – Floor 23

Autonomous City of Buenos Aires

CUIT: 30-50930070-0

1.	We have audited the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at June 30, 2008 and 2007, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended, and the complementary notes 1 to 19 and schedules A, B, C, E, F.1 and F.2, G and H. Furthermore, we have examined the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, with its subsidiaries for the years then ended, Notes 1 to 14 and schedules A, B, C, E, F.1 and F.2, G and H, which are presented as complementary information. These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards in effect in Argentina, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria present fairly, in all material respects, its financial position at June 30, 2008 and 2007 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2008 and 2007 and the consolidated results of its operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

Report of Independent Auditors (Continued)

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements are seated in the “Inventory and Balance Sheet Book” and comply, within the field of our competence with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At June 30, 2008, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 459,768, none of which was claimable at that date.

Autonomous City of Buenos Aires, September 8, 2008

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Dr. Andrés Suarez

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang Title: Vice Chairman of the Board of Directors

Dated: September 18, 2008